                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No. 333-52505
PROSPECTUS

                               55,000,000 SHARES

                         REPUBLIC SERVICES, INC. (LOGO)

                              CLASS A COMMON STOCK
                            ------------------------

     All of the 55,000,000 shares of Class A Common Stock offered hereby are being sold by Republic Services, Inc. (the "Company"). Of the 55,000,000 shares of Class A Common Stock offered hereby, 44,000,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 11,000,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the underwriting discount per share will be identical for both Offerings. See "Underwriting."

     Prior to the Offerings, there has been no public market for the Class A Common Stock. For a discussion relating to the factors considered in determining the initial public offering price, see "Underwriting." The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "RSG," subject to official notice of issuance.

     The Company is currently a wholly owned subsidiary of Republic Industries, Inc. ("Parent"). Upon completion of the Offerings, the Company will have two classes of authorized common stock consisting of Class A Common Stock, which is being offered hereby, and Class B Common Stock. See "Description of Capital Stock." Holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to five votes per share on all matters submitted to a vote of stockholders. All of the outstanding shares of Class B Common Stock will be owned by Parent. Upon completion of the Offerings, Parent will own approximately 68.6% of the outstanding shares of Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), which will represent approximately 90.1% of the combined voting power of all of the outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full). Parent has announced its intention, subject to satisfaction of certain conditions, to divest its ownership interest in the Company in 1999 by means of a tax-free distribution to its stockholders. See "Risk Factors," "Background of the Offerings" and "Certain Transactions."

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                                                    PRICE TO                UNDERWRITING              PROCEEDS TO
                                                     PUBLIC                 DISCOUNT(1)                COMPANY(2)
------------------------------------------------------------------------------------------------------------------------
Per Share.................................           $24.00                    $1.20                     $22.80
------------------------------------------------------------------------------------------------------------------------
Total(3)..................................       $1,320,000,000             $66,000,000              $1,254,000,000
========================================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $7,500,000.
(3) The Company has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 6,600,000 shares and 1,650,000 shares of Class A Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $1,518,000,000, $75,900,000 and $1,442,100,000, respectively. See "Underwriting."
                            ------------------------

     The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made in New York, New York on or about July 7, 1998.
                            ------------------------

MERRILL LYNCH & CO.
                       DEUTSCHE BANK SECURITIES
                                                    DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION
                            ------------------------

                 The date of this Prospectus is June 30, 1998.

                            REPUBLIC SERVICES, INC.

     (Map of Continental United States highlighting the markets in which the Company does business appears here)

Landfill
Transfer Station
Collection

     Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Such transactions may include stabilizing, the purchase of Class A Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

     (Photo of fleet of solid waste collection vehicles)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting." Except where the context otherwise requires, references to the terms "Republic Services, Inc." and the "Company" include the historical operating results and activities of, and assets and liabilities of, the solid waste services businesses and operations of Parent which comprise Republic Services, Inc. and its subsidiaries as of the date hereof. Except where the context otherwise requires, references to the term "Parent" mean Republic Industries, Inc. and its subsidiaries other than the Company.

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause differences include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     Republic Services, Inc. is a leading provider of non-hazardous solid waste collection and disposal services in the United States. Based on revenue for the year ended December 31, 1997, the Company is the fourth largest company in the domestic non-hazardous solid waste management industry. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company had revenue of $1,127.7 million and $953.3 million and operating income of $201.3 million and $105.6 million for the years ended December 31, 1997 and 1996, respectively. The $174.4 million (or 18.3%) increase in revenue and the $95.7 million (or 90.6%) increase in operating income are primarily attributable to the successful execution of the Company's growth and operating strategies described below. In 1997, the Company's revenue was generated primarily from its solid waste collection operations (73.8%), with the remainder comprised of revenue from landfill disposal services (12.4%) and other operations (13.8%).

     Since 1995, the Company has acquired over 100 solid waste companies with an aggregate of over $1.0 billion in annual revenue. The Company believes that it is well positioned to continue to increase its revenue and operating income through acquisitions and internal growth. The Company's acquisition growth strategy is focused on the approximately $8.0 billion of revenue that was generated by over 5,000 privately-held solid waste companies in 1997. The Company believes that its ability to acquire many of these privately-held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements and the limited number of exit strategies for such companies' owners and principals. The Company's internal growth strategy is supported by its presence in high-growth markets throughout the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas, and other domestic markets that have experienced higher than average population growth during the past several years. The Company believes that its presence in such markets positions it to experience growth at rates that are generally higher than the industry's overall growth rate.

INDUSTRY OVERVIEW

     Based on analyst reports and industry trade publications, the Company believes that the United States non-hazardous solid waste services industry generated revenue of approximately $35.0 billion in 1997, of which approximately 44% was generated by publicly-owned waste companies, 23% was generated by privately-held waste companies and 33% was generated by municipal and other local governmental authorities. The substantial majority of the publicly-owned companies' total revenue of approximately $15.4 billion was generated by only five companies, of which the Company was the fourth largest at year-end 1997. However, according to industry data, the domestic non-hazardous waste industry remains highly fragmented as the privately-held companies' total revenue of approximately $8.0 billion was generated by more than 5,000 companies.

GROWTH STRATEGY

- ACQUISITION GROWTH. As a result of the highly fragmented nature of the solid waste industry, the Company has been able to grow significantly through acquisitions. Since 1995, the Company has acquired over 100 solid waste companies with an aggregate of over $1.0 billion in annual revenue. The Company's acquisition growth strategy is to (i) acquire companies positioned for growth in existing and new markets, (ii) acquire well-managed companies and retain local management, (iii) expand its operations in existing markets by completing "tuck-in" acquisitions and (iv) acquire operations and facilities from municipalities that are privatizing.

          Acquire Companies Positioned for Growth. In making acquisitions, the Company principally targets high quality businesses that will allow it to be, or provide it favorable prospects of becoming, a leading provider of integrated solid waste services in markets with favorable demographic growth. The Company generally has acquired, and will continue to seek to acquire, solid waste collection, transfer and disposal companies that (i) have strong operating margins, (ii) are in growth markets, (iii) are among the largest or have a significant presence in their local markets and (iv) have long-term contracts or franchises with municipalities and other customers. Although the Company continuously reviews possible acquisition candidates and is in discussions from time to time with one or more of such candidates, it currently has not entered into any agreements with respect to any significant acquisitions.

          Acquire Well-Managed Companies. The Company also seeks to acquire businesses that have experienced management teams that are willing to work for the Company. The Company generally retains the local management of the larger acquired companies in order to capitalize on their local market knowledge, community relations and name recognition, and to instill their entrepreneurial drive at all levels of operations.

          Expand Operations Through "Tuck-In" Acquisitions. Once it gains a foothold in a particular market, the Company focuses on acquiring smaller companies that also operate in that market and surrounding markets. By acquiring smaller "tuck-in" companies that operate in markets already serviced by the Company, the Company not only is able to grow its revenue and increase its market share, but also is able to integrate operations and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

          Acquire Privatizing Municipal Operations. The Company also seeks to acquire solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities.

- INTERNAL GROWTH. The Company's internal growth strategy is to take advantage of the higher than average population growth in the markets in which the Company operates by obtaining long-term exclusive franchise agreements and expanding its well-managed sales and marketing activities.

          Obtain Long-Term Contracts. The Company seeks to obtain long-term exclusive franchise agreements for the collection of solid waste in the high-growth markets in which it operates. By obtaining such long-term agreements, the Company has the opportunity to grow its contracted revenue base at the same rate as the underlying population growth in such markets.

          Expand Sales and Marketing Activities. The Company's well-managed sales and marketing activities enable it to capitalize on its leading positions in many of the markets in which it operates. The Company currently has over 260 sales and marketing employees in the field, who are incentivized by a commission structure to generate high levels of revenue.

OPERATING STRATEGY

- LEAD WITH EXPERIENCED EXECUTIVE MANAGEMENT TEAM. The Company believes that it has one of the most experienced executive management teams among publicly-traded companies in the solid waste industry.

       H. Wayne Huizenga, the Company's Chairman and Chief Executive Officer, co-founded Waste Management, Inc. ("Waste Management") in 1971, and served in various executive positions with Waste Management until 1984, which had by then become the world's largest integrated solid waste services company. From 1987 until 1994, Mr. Huizenga served as Chairman and Chief Executive Officer of Blockbuster Entertainment Corporation ("Blockbuster"), leading its growth from 19 stores to the world's largest video rental company. In August 1995, he became Chairman and Chief Executive Officer of Parent and, in less than three years, Parent's Solid Waste Group acquired businesses with an aggregate of over $1.0 billion in annual revenue.

       Harris W. Hudson, the Company's Vice Chairman, worked closely with Mr. Huizenga, from 1964 until 1982, at Waste Management and at the private waste hauling firms they operated prior to the formation of Waste Management. In 1983, Mr. Hudson founded Hudson Management Corporation ("Hudson Management"), a solid waste collection company in Florida, and served as its Chairman and Chief Executive Officer until it merged with Parent in August 1995. By that time, Hudson Management had grown to over $50.0 million in annual revenue, becoming one of Florida's largest privately-held solid waste collection companies based on revenue. Since August 1995, Mr. Hudson has served in various executive officer positions for Parent, including President and Vice Chairman.

       James H. Cosman, the Company's President and Chief Operating Officer, has served as President of Parent's Solid Waste Group since January 1997. Prior to joining Parent, Mr. Cosman was employed by Browning-Ferris Industries, Inc. ("Browning-Ferris"), a leading national integrated solid waste management company, for over 24 years. During that time, he served in various management positions, including Regional Vice President -- Northern Region.

       The other officers with responsibility for operational affairs of the Company have an average of over 15 years of management experience in the solid waste industry.

       Prior to the Distribution, Mr. Huizenga intends to resign as Chief Executive Officer of the Company as soon as the Company is able to appoint a successor, although Mr. Huizenga intends to remain as Chairman of the Board. It is currently anticipated that Messrs. Hudson and Cosman and such other officers will devote substantially all of their time to the management of the Company.

- UTILIZE DECENTRALIZED MANAGEMENT STRUCTURE. The Company maintains a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage its day-to-day operations more efficiently. The Company's four Regional Vice Presidents and 19 Area Presidents have extensive authority, responsibility and autonomy for operations within their geographic markets. Compensation for management within regions and areas is in large part based on the improvement in operating income produced in each manager's geographic area of responsibility. The Company also seeks to implement the best practices of its various regions and areas throughout its operations to improve operating margins.

- INTERNALIZE WASTE DISPOSAL. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. Through acquisitions and other market development activities, the Company creates market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations and landfills. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Because the Company does not have landfill facilities for all markets in which it provides collection services, the Company believes that through landfill and transfer station acquisitions and development it has the opportunity to increase its waste internalization rate.

- CAPITALIZE ON ECONOMIES OF SCALE AND COST EFFICIENCIES. To improve operating margins, the Company's management is focused on achieving economies of scale and cost efficiencies. The consolidation, or "tuck-in," of smaller acquired businesses into larger existing operations reduces costs by decreasing capital and expenses used in routing, personnel, equipment and vehicle maintenance, inventories and back-office administration. The Company has reduced its selling, general and administrative expenses from 17.1% of consolidated revenue in 1995 to 10.4% of consolidated revenue in 1997.

- ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION. The Company complements its operating strategy with a goal of maintaining high levels of customer satisfaction. The Company's personalized sales process of periodically contacting commercial, industrial and municipal customers is intended to maintain relationships and ensure service is being properly provided.

     The Company is currently a wholly owned subsidiary of Parent. The Company is a Delaware corporation with its principal executive offices located at The Republic Tower, 110 S.E. Sixth Street, Fort Lauderdale, Florida 33301, and its telephone number at that address is (954) 769-6000.

                                   BACKGROUND

     Since 1995, Parent has acquired and developed numerous businesses in several industries, which currently are operated in three broad business segments, consisting of automotive retail, vehicle rental and solid waste services. In May 1998, Parent announced its intention to separate the Company, which constitutes the solid waste services businesses and operations of Parent, and the associated assets and liabilities of such solid waste businesses and operations, from Parent's other businesses and operations (the "Separation"). Parent also announced its intention to complete the Offerings (as defined below), and to complete the Separation by the distribution to Parent's stockholders in 1999, subject to certain conditions and consents, of all of Parent's remaining interest in the Company (the "Distribution"). See "Background of the Offerings -- Conditions to the Distribution." The Company and Parent have entered into certain agreements providing for the Separation and Distribution and governing various interim and ongoing relationships between the companies after completion of the Offerings and the Distribution, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent. See "Background of the Offerings" and "Certain Transactions."

     The Company's authorized and outstanding capital stock currently consists of a single class of common stock, all of which is held by Parent. Prior to consummation of the Offerings (the "Offerings Closing Date"), the Company will amend and restate its Certificate of Incorporation, as amended to date (the "Certificate"), to authorize two classes of common stock consisting of Class A Common Stock, $.01 par value per share ("Class A Common Stock"), and Class B Common Stock, $.01 par value per share ("Class B Common Stock," which together with the Class A Common Stock is sometimes referred to herein as "Common Stock"). The Class A Common Stock and Class B Common Stock will be identical in all respects, except that holders of Class A Common Stock will be entitled to one vote per share while holders of Class B Common Stock will be entitled to five votes per share on all matters submitted to a vote of stockholders. Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Prior to the Offerings Closing Date, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Class B Common Stock, which will constitute 100% of the outstanding shares of Class B Common Stock.

     In order to achieve part of the overall business purpose of the Distribution, which is to raise capital for Parent's future acquisitions of automotive retail operations and other corporate purposes in the most cost efficient manner, the Company declared and paid a $2.0 billion dividend in April 1998 in the form of a series of promissory notes payable by the Company to Parent (the "Company Notes"). The amount of the dividend was determined based on Parent's need for capital to fund future acquisitions and the Company's borrowing capacity. The Company Notes bear interest at a rate of LIBOR plus 30 basis points per annum and mature April 12, 1999. As of June 29, 1998, the amount of the Company Notes outstanding equaled approximately $1,977.1 million. In addition, the Company has other obligations, consisting of amounts due to Parent (the "Affiliate Payable") which equaled approximately $139.5 million as of June 30, 1998, and certain intercompany borrowings payable to an affiliate of Parent, Republic Resources Company, Inc. ("Resources"), which equaled approximately $165.4 million as of June 30, 1998 net of an intercompany loan receivable from Resources due to the Company (the "Resources Note Receivable") in the amount of approximately $90.5 million as of June 30, 1998. Excluding the Resources Note Receivable as an offset, amounts owed to Resources equaled approximately $255.9 million as of June 30, 1998 (the "Resources Notes Payable"). On June 30, 1998, the Company prepaid $542.5 million of the Company Notes with certain assets received from a dividend declared and paid by Resources to the Company (the "Resources Dividend") and with the Resources Note Receivable. Prior to the Offerings Closing Date, the Company will repay in full the Affiliate Payable and the Resources Notes Payable through issuance by the Company of 16.5 million shares of Class A Common Stock. All of the net proceeds of the Offerings will immediately be used by the Company to prepay $1,246.5 million of the Company Notes payable to Parent. The remaining $188.1 million of the Company Notes will be prepaid in full within 31 days after the Offerings Closing Date through the issuance by the Company of shares of Class A Common Stock to Parent based on the initial public offering price per share, to the extent that the net proceeds, if any, from the exercise of the Underwriters' over-allotment options are not sufficient to prepay all such remaining amounts. The Company will pay interest that accrues on the Company Notes out of its cash flow from operations until all remaining amounts outstanding of the Company Notes are prepaid in full. The Company has granted Parent certain registration rights with respect to shares of Class A Common Stock and Class B Common Stock to be held by Parent and its wholly owned subsidiaries following the Offerings Closing Date. See "Certain Transactions -- Separation and Distribution Agreement -- Registration Rights."

                                 THE OFFERINGS

     The offering of 44,000,000 shares of the Class A Common Stock, par value $.01 per share, in the United States and Canada (the "U.S. Offering") and the offering of 11,000,000 shares of the Class A Common Stock outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

Class A Common Stock offered by the Company.................  55,000,000 shares
Common Stock to be outstanding after the Offerings:
  Class A Common Stock......................................  79,311,917 shares(1)(2)
  Class B Common Stock......................................  95,688,083 shares(1)
  Total.....................................................  175,000,000 shares(1)(2)
Use of Proceeds.............................................  All of the net proceeds to be received by the Company from the Offerings will
                                                              immediately be used to prepay in part
                                                              certain outstanding amounts of the
                                                              Company Notes payable to Parent. See
                                                              "Use of Proceeds."
Voting Rights; Conversion...................................  The holders of Class A Common Stock and
                                                              Class B Common Stock have identical
                                                              rights, including as to dividends and
                                                              liquidation preferences, except that
                                                              holders of Class A Common Stock are
                                                              entitled to one vote per share and
                                                              holders of Class B Common Stock are
                                                              entitled to five votes per share.
                                                              Holders of Class A Common Stock and
                                                              Class B Common Stock generally vote
                                                              together as a single class, except as
                                                              otherwise required by Delaware law.
                                                              Under certain circumstances, Class B
                                                              Common Stock converts into Class A
                                                              Common Stock. See "Description of
                                                              Capital Stock."
New York Stock Exchange ("NYSE") Symbol for Class A Common
  Stock.....................................................  "RSG"

---------------

(1) Includes 16,474,417 shares of Class A Common Stock that will be issued by the Company prior to the Offerings Closing Date to repay in full the Affiliate Payable and the Resources Notes Payable which equaled an aggregate of $395.4 million as of June 30, 1998. Also includes 7,837,500 shares of Class A Common Stock that will be issued by the Company within 31 days immediately following the Offerings Closing Date to prepay the remaining $188.1 million of the Company Notes outstanding after the Resources Dividend and the application of the net proceeds to the Company from the Offerings, and assuming that the Underwriters' over-allotment options are not exercised. To the extent the Company receives proceeds from the exercise of the Underwriters' over-allotment options to purchase up to 8,250,000 shares of Class A Common Stock, the Company will use the net proceeds from the exercise to prepay the balance of the Company Notes and the number of shares of Class A Common Stock issued to

                                           Footnotes continued on following page

     Parent will be reduced accordingly. If the Underwriters' over-allotment options are exercised in full, then the total number of shares of Class A Common Stock and of Common Stock outstanding after the Offerings will be 79,724,417 and 175,412,500, respectively. Also includes 95,688,083 shares of Class B Common Stock issued by the Company to Parent upon the recapitalization of the existing 100 shares of common stock held by Parent.
(2) Does not include shares of Class A Common Stock that will be issuable upon the exercise of outstanding employee stock options, not all of which will be immediately exercisable, and which will be issued at the time of the Distribution under the Company's 1998 Stock Incentive Plan in substitution for certain Parent stock options held by employees of the Company. See "Management -- Stock Incentive Plan" and "Certain Transactions -- Employee Benefits Agreement." The Company intends to reserve 20.0 million shares of Class A Common Stock for issuance pursuant to options to be granted under such plan.

                                  RISK FACTORS

     Purchasers of Class A Common Stock in the Offerings should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                (IN MILLIONS, EXCEPT RATIOS AND PER SHARE DATA)

    Set forth below is summary historical and pro forma financial and operating data of the Company for the periods indicated. The pro forma statement of operations and balance sheet data give effect to the transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements." The summary consolidated historical and pro forma financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, "Unaudited Condensed Consolidated Pro Forma Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 7, 10, 11 and 13 of Notes to Consolidated Financial Statements for a discussion of business combinations, investment by Parent, restructuring and other charges, discontinued operations and subsequent events and their effect on comparability of year-to-year data. The summary historical and pro forma financial data set forth below is not necessarily indicative of the results of operations or financial position which would have resulted had the Separation and the Offerings occurred during the periods presented.

                                                         THREE MONTHS ENDED
                                                             MARCH 31,                         YEAR ENDED DECEMBER 31,
                                                  --------------------------------   --------------------------------------------
                                                  PRO FORMA                           PRO FORMA
                                                    1998        1998       1997         1997         1997       1996       1995
                                                  ---------   --------   ---------   -----------   --------   --------   --------
                                                            (UNAUDITED)              (UNAUDITED)
                                                  --------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue.........................................  $  300.8    $  300.8   $   263.2     $1,127.7    $1,127.7   $  953.3   $  805.0
Expenses:
 Cost of operations.............................     209.7       209.7       190.3        809.1       809.1      703.6      570.1
 Selling, general and administrative............      32.1        32.1        31.9        117.3       117.3      135.3      137.7
 Restructuring and other charges................        --          --          --           --          --        8.8        3.3
                                                  --------    --------   ---------     --------    --------   --------   --------
Operating income................................      59.0        59.0        41.0        201.3       201.3      105.6       93.9
Interest expense................................      (0.6)       (5.4)       (7.6)        (5.7)      (25.9)     (29.7)     (19.1)
Interest and other income, net..................       0.8         0.8         3.0          6.7         6.7       13.9        6.2
                                                  --------    --------   ---------     --------    --------   --------   --------
Income from continuing operations before income
 taxes..........................................      59.2        54.4        36.4        202.3       182.1       89.8       81.0
Provision for income taxes......................      21.4        19.6        13.2         73.4        65.9       38.0       31.6
                                                  --------    --------   ---------     --------    --------   --------   --------
Income from continuing operations...............      37.8        34.8        23.2        128.9       116.2       51.8       49.4
Loss from discontinued operations...............        --          --          --           --          --         --      (24.8)
                                                  --------    --------   ---------     --------    --------   --------   --------
Net income......................................  $   37.8    $   34.8   $    23.2     $  128.9    $  116.2   $   51.8   $   24.6
                                                  ========    ========   =========     ========    ========   ========   ========
Pro forma net income per share basic and
 diluted(a).....................................  $   0.22                             $   0.74
                                                  ========                             ========
Pro forma weighted average shares
 outstanding(b).................................     175.0                                175.0
                                                  ========                             ========
OTHER OPERATING DATA:
EBITDA(c).......................................  $   82.8    $   82.8   $    60.0     $  287.4    $  287.4   $  180.9   $  156.9
EBITDA margin(d)................................      27.5%       27.5%       22.8%        25.5%       25.5%      19.0%      19.5%
Depreciation and amortization...................  $   23.8    $   23.8   $    19.0     $   86.1    $   86.1   $   75.3   $   63.0
Capital expenditures............................      29.0        29.0        35.2        165.3       165.3      146.9      147.9
Cash flows from operating activities............      80.3        80.3        73.1        279.4       279.4      143.5      125.4
Cash flows from investing activities............     (21.2)      (21.2)      (39.0)      (168.1)     (168.1)    (175.7)    (110.7)
Cash flows from financing activities............     (59.1)      (59.1)      (12.5)      (135.5)     (135.5)      20.3        2.8

                                                              PRO FORMA                         DECEMBER 31,
                                                              MARCH 31,   MARCH 31,   ---------------------------------
                                                                1998       1998(e)      1997       1996        1995
                                                              ---------   ---------   --------   --------   -----------
                                                                   (UNAUDITED)                              (UNAUDITED)
                                                              --------------------
BALANCE SHEET DATA:
Total assets................................................  $1,492.6    $1,488.2    $1,348.0   $1,090.3    $  838.9
Due to affiliate............................................        --       114.8       107.8       49.3        86.3
Notes payable to Resources..................................        --       130.9       158.3      205.6        38.7
Total debt, net of current maturities.......................      61.4        61.4        64.3      109.5       124.8
Total shareholders' equity..................................   1,137.4       887.3       750.8      494.5       372.2

---------------

(a) Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent. Unaudited pro forma net income per common share is calculated based on net income divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the Offerings Closing Date.

(b) Does not include outstanding options to purchase common stock of Parent held by employees of the Company which may be converted into stock options relating to the Company's Class A Common Stock at the Distribution Date. See "Certain Transactions -- Employee Benefits Agreement" for a description of the stock option substitution methodology.

(c) EBITDA represents operating income plus depreciation and amortization. While EBITDA data should not be construed as a substitute for operating income, net income or cash flows from operations in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles ("GAAP")) because it believes that such data is commonly used by certain investors to evaluate a company's performance in the solid waste industry. Due to the fact that not all companies calculate non-GAAP measures in the same manner, the EBITDA presentation herein may not be comparable to similarly titled measures reported by other companies.

(d) EBITDA margin represents EBITDA divided by revenue.

(e) The pro forma effect of the $2.0 billion dividend declared in April 1998 on the Company's March 31, 1998 financial position, assuming it occurred on March 31, 1998, would have been to issue Company Notes payable to Parent in the amount of $2.0 billion and to decrease shareholder's equity by $2.0 billion resulting in a shareholder's deficit of $1.1 billion.

                                  RISK FACTORS

     Prospective purchasers of the Class A Common Stock offered hereby should consider carefully all of the information set forth in this Prospectus, and, in particular, should evaluate the following risks in connection with an investment in the Class A Common Stock.

RISK OF NONCOMPLETION OF THE DISTRIBUTION; FAILURE TO OBTAIN FAVORABLE LETTER RULING

     Parent has announced that, subject to certain conditions, following the Offerings, Parent intends to distribute to its stockholders in 1999 all of the Common Stock owned by Parent. See "Background of the Offerings -- Conditions to the Distribution" and "Certain Transactions -- Separation and Distribution Agreement." One of the conditions to the Distribution is that Parent obtains a private letter ruling from the Internal Revenue Service ("IRS") to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in form and substance satisfactory to Parent (the "Letter Ruling"). Parent intends to apply for such a Letter Ruling and to promptly take all necessary steps to complete such a tax-free distribution within three months after satisfaction or waiver of all of the conditions to the Distribution, including obtaining the Letter Ruling. Parent does not plan to distribute its shares of Common Stock to Parent's stockholders without such a favorable Letter Ruling, including a ruling satisfactory to Parent that the general acquisition growth strategies of Parent and the Company would not cause the Distribution to be taxable and that such acquisition growth strategies would not be impeded by completing the Distribution. Due to recent changes in the tax law and other factors, there is no assurance that Parent will receive the Letter Ruling, or that it will receive it within the time frame contemplated, and, consequently, there is no assurance that the Distribution will occur or will occur within the time frame contemplated. The Distribution also is subject to the condition that no events or developments occur following the Offerings Closing Date that, in the sole judgment of the Board of Directors of Parent (the "Parent Board"), would or could result in the Distribution having a material adverse effect on Parent or Parent's stockholders. In addition, as a condition to the Distribution, Parent will be required to obtain certain consents from governmental authorities and other third parties. There can be no assurance that any of such conditions, or any other conditions to the Distribution, will be satisfied, or that the Distribution will occur in the time frame contemplated or at all. The failure of the Distribution to occur in the time frame contemplated or at all could materially adversely affect the Company and the market price of the Class A Common Stock. See "Background of the Offerings -- Separation and Distribution" and "Certain Transactions -- Tax Indemnification and Allocation Agreement."

CONTROL OF THE COMPANY

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. On the Offerings Closing Date, Parent will own approximately 68.6% of the outstanding shares of Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), which will represent approximately 90.1% of the combined voting power of all of the outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full). As a result, Parent will be able to control virtually all matters requiring approval of the stockholders of the Company, including the election of all of the Company's directors. The Company's Board of Directors (the "Board") currently consists of two members, both of whom serve concurrently as members of the Parent Board. Parent currently intends to maintain ownership of at least 80% of the combined voting power of the Class A Common Stock and Class B Common Stock until the Distribution can be completed. There can be no assurance that Parent will complete the Distribution of the Common Stock held by it to Parent's stockholders. If the Distribution is not effected, Parent could maintain a controlling interest in the Company indefinitely, which may materially adversely affect the Company and the market price of the Class A Common Stock. In addition, for so long as Parent maintains a significant interest in the Company, the market price of the Class A Common Stock may be adversely affected by events relating to Parent which are unrelated to the Company.

POTENTIAL ADVERSE EFFECT FROM DISPARATE VOTING RIGHTS

     The holders of Class A Common Stock and Class B Common Stock have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the stockholders. The differential in the voting rights could adversely affect the value of the Class A Common Stock to the extent that investors or any potential future purchaser of the Company views the superior voting rights of the Class B Common Stock to have value. The existence of two separate classes of Common Stock could result in less liquidity for either class of Common Stock than if there were only one class of Common Stock.

DEPENDENCE OF THE COMPANY ON PARENT FOR CERTAIN SERVICES

     The Company historically has been dependent upon Parent for various services including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. The Company and Parent have entered into an agreement under which Parent will continue to provide these services to the Company in exchange for fees payable by the Company to Parent, for an initial term expiring one year following the Offerings Closing Date. After the initial term of such agreement, the Company will need to extend the term of such agreement, engage others to perform such services or perform such services internally. No assurance can be given that Parent will continue to provide the Company with such services after the initial term of the agreement, or that the cost of such services will not be significantly higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally. See "Certain Transactions -- Services Agreement."

INTERCOMPANY AGREEMENTS NOT SUBJECT TO ARM'S LENGTH NEGOTIATIONS

     Parent and the Company have entered into certain intercompany agreements, including agreements pursuant to which Parent will provide various services to the Company that are material to the conduct of the Company's business. Because the Company was a wholly owned subsidiary of Parent at the time these agreements were entered into, none of these agreements resulted from arm's-length negotiations and, therefore, there is no assurance that the terms and conditions of such agreements are as favorable to the Company as could have been obtained by the Company from unaffiliated third parties. See "Certain Transactions."

CONFLICTS OF INTEREST

     Three of the executive officers of Parent are executive officers of the Company and all of the members of the Board are members of the Parent Board. In addition, certain executive officers and directors of the Company hold shares of common stock, par value $.01 per share, of Parent ("Parent Common Stock"), and options and warrants to acquire shares of Parent Common Stock. Accordingly, there is a potential that such individuals may have conflicts of interest with respect to certain decisions which may arise in the ordinary course of the business of Parent or the Company, including with respect to relationships between Parent and the Company under intercompany agreements and whether to complete the Distribution. See "Certain Transactions." No formal procedures have been established to resolve any conflicts that may confront the Company and such other persons, and the Company intends to resolve such conflicts on a case-by-case basis.

LIMITED ABILITY TO ISSUE COMMON STOCK PRIOR TO DISTRIBUTION

     In order for the Distribution to be tax-free to Parent and Parent's stockholders, among various other requirements, Parent must distribute to Parent's stockholders on the date of the Distribution (the "Distribution Date")
(a) stock of the Company possessing at least 80% of the total combined voting power of all classes of voting stock of the Company and (b) 80% of the total number of shares of each class of non-voting stock of the Company (the "Required Distribution Percentage"). If Parent were not able to distribute to its stockholders shares of stock of the Company constituting the Required Distribution Percentage, the Distribution would not be tax-free and would not occur. Accordingly, the Company has agreed in the Separation and Distribution Agreement (as defined below) not to issue additional shares of Common Stock, or any other class of stock including preferred stock, without the consent of Parent if such issuance would, or could, dilute or otherwise reduce Parent's ownership of Common Stock, or any other such class of stock, below the Required Distribution Percentage or otherwise prevent the Distribution from receiving tax-free status. The Separation and Distribution Agreement will terminate if the Distribution does not occur on or prior to December 31, 1999, unless extended by Parent and the Company. Prior to the Distribution Date, these restrictions may impede the ability of the Company to issue equity securities, including Common Stock, to raise necessary equity capital or to complete acquisitions using equity securities, including Common Stock, as acquisition currency and thereby prevent the Company from realizing its business and growth strategies prior to the Distribution Date. See "Certain Transactions -- Separation and Distribution Agreement."

TAX INDEMNIFICATION OBLIGATION

     As a condition to Parent effecting the Distribution, the Company has agreed to indemnify Parent for any tax liability suffered by Parent arising out of actions by the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution for federal income tax purposes under Section 355 of the Code. For example, the Company may be required to refrain from taking certain actions after the Distribution, such as issuing an additional amount of its capital stock in a single transaction or series of transactions related to the Distribution which, when combined with the Class A Common Stock issued in the Offerings and any shares of Common Stock sold by Parent prior to the Distribution, could cause a 50% or greater change in the vote or value of the outstanding capital stock of the Company. In the event that the Company is required to indemnify and reimburse Parent for any tax liability incurred by Parent arising out of the Distribution, such indemnification and reimbursement would have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. See "Certain Transactions -- Tax Indemnification and Allocation Agreement."

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

     The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented. The historical financial information included herein does not reflect many significant changes that will occur in the funding and operations of the Company as a result of the Separation, the Offerings, and the Distribution. See "Certain Transactions," "Unaudited Condensed Consolidated Pro Forma Financial Statements," including the discussion of the assumptions reflected therein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL REQUIREMENTS; ABSENCE OF PARENT FUNDING

     The Company's working capital requirements and cash flow provided by operating activities can vary from quarter to quarter, depending on the timing of capital expenditures, acquisitions and other factors. The Company is not currently operated as a stand-alone company. In the past, the Company's needs for working capital and general corporate purposes, including acquisitions, have been satisfied pursuant to Parent's corporate-wide cash management policies. However, immediately after the Offerings Closing Date, Parent will not be required to provide funds to finance the Company's operations or acquisitions. The Company expects that it will incur long-term debt as well as short-term debt, and that it may not be able to obtain financing with interest rates or repayment terms as favorable as those historically enjoyed by Parent, with the result that the Company's cost of capital may be higher than that reflected in its historical financial statements. The Company has obtained commitments from Bank of America National Trust and Savings Association, The Chase Manhattan Bank, The First National Bank of Chicago, NationsBank, N.A. and other lenders for a $1.0 billion revolving credit facility. The closing of such revolving credit facility is expected to occur after the Offerings Closing Date, but there can be no assurance that such financing will occur. If such financing does not occur, there can be no assurance that the Company will be able to obtain other debt financing on terms as favorable to the Company as currently proposed or as its existing indebtedness. Parent's bank credit facilities restrict the ability of Parent and its subsidiaries to incur indebtedness, incur liens, consummate certain asset sales, make certain investments, or enter into certain transactions with affiliates, subject in each case to exceptions, and require Parent to maintain certain consolidated financial ratios. While the Company remains a subsidiary of Parent, these restrictive covenants and financial ratios could adversely affect the Company and the market price of the Class A Common Stock. Parent has amended its credit facilities to permit the Company to incur unsecured indebtedness in excess of $1.0 billion. If the Company is unable to obtain financing in the amounts desired and on acceptable terms, the Company may be required to reduce significantly the scope of its presently anticipated acquisition growth strategy, which could have a material adverse effect on the Company's growth prospects and the market price of the Class A Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE ENVIRONMENT

     The Company's business operates in a highly competitive environment. In addition, the solid waste industry is changing as a result of rapid consolidation. The future success of the Company will be affected by such changes, the nature of which cannot be forecast with certainty. There can be no assurance that such developments will not create additional competitive pressures on the Company's business. Certain of the Company's competitors have significantly larger operations, and may have significantly greater financial resources, than the Company. In addition to national and regional firms and numerous local companies, the Company may compete with those municipalities that maintain waste collection or disposal operations. These municipalities may have a financial advantage relative to the Company due to the availability of tax revenue and tax-exempt financing. In each market in which it owns or operates a landfill, the Company competes for solid waste volume on the basis of disposal fees (commonly known as "tipping fees"), geographical location and quality of operations. The Company's ability to obtain solid waste volume may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. The Company competes for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. See
"Business -- Competition."

DEPENDENCE ON ACQUISITIONS FOR GROWTH

     The Company's ability to execute its growth strategy depends in large part on its ability to identify and acquire desirable acquisition candidates. In addition, the implementation of its growth strategy will depend on the Company's ability to successfully integrate the acquired companies' operations and to increase the market share of such businesses. The consolidation of operations of acquired companies with those of the Company, the integration of systems, procedures, personnel and facilities, the relocation of staff, and the achievement of anticipated cost savings, economies of scale and other business efficiencies present significant challenges to management, particularly if several acquisitions proceed at the same time. There can be no assurance that the Company will be able to continue to identify desirable acquisition candidates, that any identified candidates will be acquired, that acquired companies will be effectively integrated to fully realize expected cost savings, economies of scale and business efficiencies, or that any such acquisitions will prove to be profitable or accretive to the Company's earnings. The acquisition of companies requires the expenditure of significant amounts of capital, and the intense competition among companies, particularly publicly-owned competitors of the Company, pursuing the same acquisition candidates may further increase such capital requirements. In addition, the inability of the Company to account for acquisitions under the pooling of interests method of accounting for a period ending two years following the Distribution may impede its ability to complete certain transactions. Furthermore, in order not to adversely impact the tax-free status of the Distribution following the Distribution, the Company may be required to refrain from issuing additional shares of its capital stock in a single transaction or series of transactions related to the Distribution which, when combined with the Class A Common Stock issued in the Offerings and any shares of Common Stock sold by Parent prior to the Distribution, could cause a 50% or greater change in the vote or value of the outstanding capital stock of the Company. In the event that acquisition candidates are not identifiable or to the extent that acquisitions are prohibitively costly or dilutive to projected earnings, the Company may be forced to alter its growth strategy. As the Company continues to pursue its acquisition strategy in the future, its financial condition, results of operations and prospects and the market price of the Class A Common Stock may fluctuate significantly.

UNDISCLOSED LIABILITIES OF ACQUIRED BUSINESSES

     There may be liabilities that the Company fails or is unable to discover in the course of performing due diligence investigations on each company or business it seeks to acquire, including liabilities arising from non-compliance with certain federal, state or local environmental laws by prior owners and for which the Company, as a successor owner, may be responsible. The Company generally seeks to minimize its exposure to such liabilities by obtaining indemnification from each seller of the acquired companies, which indemnification obligation may be supported by deferring payment of a portion of the purchase price. However, there can be no assurance that such indemnifications, even if obtainable, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities arising from the acquisitions.

MANAGEMENT OF GROWTH

     The Company's growth has placed, and execution of its growth strategy is expected to continue to place, significant demands on its financial, operational and management resources. In order to meet expected growth and to operate independently of Parent as a stand-alone company, the Company will need to add administrative and other personnel, and make additional investments in operations and systems. There can be no assurance that the Company will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems to the extent and in the time required.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on certain key executive officers. None of the Company's executive officers have employment agreements and the Company does not maintain key man life insurance policies on any of its executive officers. In addition, as a result of the Separation, the Company will need to employ additional personnel for certain functions that were previously performed by employees of Parent. Moveover, certain executive officers of the Company intend to resign their positions with the Company prior to the Distribution and new executives will need to be hired by the Company to replace them. The loss of the services of key employees (whether such loss is through resignation or other causes) or the inability to attract additional qualified personnel could have a material adverse effect on the Company's financial condition, results of operations and prospects and the market price of the Class A Common Stock. See "Management."

ENVIRONMENTAL REGULATION

     It may be necessary to expend considerable time, effort and capital to keep the Company's existing and acquired facilities in compliance with applicable federal, state and local requirements which regulate health, safety, environment, zoning and land use. In addition, certain of the Company's waste operations that traverse state boundaries could be adversely affected if the federal government or the state or locality in which such operations are located limits or prohibits, imposes discriminatory fees on or otherwise seeks to discourage the transportation or disposal of solid waste. If environmental laws become more stringent, the Company's environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated events, including regulatory developments, the amounts and timing of future environmental expenditures could vary substantially from those currently anticipated. By virtue of the nature of its operations, the Company has in the past and may in the future be named as a potentially responsible party in connection with the investigation or remediation of environmental conditions. There can be no assurance that the resolution of such matters will not have a material adverse effect on the financial condition, results of operations and prospects of the Company. The Company currently provides for accrued environmental and landfill costs which include landfill site closure and post-closure costs. At December 31, 1997, assuming that all available landfill capacity is used, approximately $280.0 million of such costs are expected to be expensed over the remaining lives of these facilities. There can be no assurance that the Company's reserves for environmental and landfill costs will be adequate to cover requirements under existing or new environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to the Company. See "Business --

Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental and Landfill Matters."

RISKS OF LEGAL PROCEEDINGS

     The Company generally is and will continue to be involved in various administrative and legal proceedings in the ordinary course of business. No assurance can be given with respect to the outcome of these proceedings or the effect such outcomes may have on the Company, or that the Company's insurance coverages or reserves with respect thereto are adequate. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities, and responding to such challenges has further increased the costs and extended the time associated with establishing new facilities or expanding existing facilities. A significant judgment against the Company, the loss of significant permits or licenses, or the imposition of a significant fine could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Except for routine litigation incidental to the business of the Company, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. However, unfavorable resolution of any proceedings to which the Company is a party could affect the consolidated results of operations, or cash flows for the quarterly period in which they are resolved.

SEASONALITY

     The Company's operations can be adversely affected by periods of inclement weather which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of the Company's landfill sites and other facilities.

SHARES ELIGIBLE FOR FUTURE SALE

     Subject to applicable law and to the contractual restriction with the Underwriters described below, Parent may sell any and all of the shares of Common Stock it owns after completion of the Offerings. The Separation and Distribution Agreement provides that Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent and its wholly owned subsidiaries. See "Certain Transactions -- Separation and Distribution Agreement." Parent intends to exercise its right to cause the Company to register for resale, subject to the 180-day lock-up period described below, shares of Class A Common Stock held by Parent and its wholly owned subsidiaries in order to sell such shares for cash prior to the Distribution. In addition, prior to the Distribution, Parent may acquire additional solid waste companies and contribute them to the Company in exchange for additional shares of Common Stock and, subject to the Company's lock-up described below, Parent may otherwise make investments in the Company prior to the Distribution. The planned Distribution would involve the distribution of an aggregate of approximately 95.7 million shares of Class B Common Stock and approximately 24.3 million shares of Class A Common Stock (16.5 million shares of Class A Common Stock if the Underwriters exercise their over-allotment options in full) to the stockholders of Parent in 1999 (assuming that no additional shares of Common Stock are disposed of or acquired by Parent between the Offerings Closing Date and the Distribution
Date). Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Substantially all of the shares of Common Stock to be distributed to Parent's stockholders in the Distribution will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Distribution. Any sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Class A Common Stock. The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") on behalf of the Underwriters; provided that the Company may at any time and from time to time
(i) issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses, (ii) grant options to purchase shares of Common Stock under the Company's 1998 Stock Incentive Plan and (iii) issue shares of Common Stock to Parent in connection with the prepayment of the Affiliate Payable, the Resources Notes Payable and the remaining amounts outstanding of the Company Notes and as consideration for the Company's acquisition from Parent of a non-hazardous solid waste business, in each case without the prior consent of Merrill Lynch. See "Shares Eligible for Future Sale." Following the Offerings Closing Date, the Company may issue shares of Class A Common Stock in connection with acquisitions, subject to the Company's agreement with Parent not to issue any shares of capital stock that would reduce Parent's ownership below the Required Distribution Percentage. See "Certain Transactions -- The Separation and Distribution Agreement -- The Distribution." In addition, the Company may also from time to time file registration statements covering the issuance and/or resale of shares of Class A Common Stock which may be issued in potential future acquisitions.

IMMEDIATE AND SUBSTANTIAL DILUTION

     Based on the initial public offering price of $24.00 per share, purchasers of shares of Class A Common Stock in the Offerings will incur immediate and substantial dilution of $20.17 per share in the net tangible book value of their purchased shares of Class A Common Stock. See "Dilution." Investors may also experience additional dilution as a result of shares of Common Stock being issued in connection with future business acquisitions and as a result of the issuance and exercise of employee stock options. See "Management -- Stock Incentive Plan," "Certain Transactions -- Employee Benefit Agreement" and "Shares Eligible for Future Sale."

NO DIVIDENDS

     Following the Offerings Closing Date, the Company intends to retain all earnings for the foreseeable future for use in the operation and expansion of its business. Consequently, the Company does not anticipate paying any cash dividends on its Common Stock to its stockholders for the foreseeable future. In addition, it is probable that debt financing agreements to be entered into by the Company will contain restrictions on the Company's ability to declare dividends. See "Dividend Policy."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock. Although the Class A Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained following the Offerings or that the market price of the Class A Common Stock will not decline below the initial public offering price. The initial public offering price was determined by negotiation among the Company and the Underwriters based upon several factors and may not be indicative of future market prices or indicative of total shareholders' equity as reflected on its balance sheet. The price at which the Class A Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results, announcements by the Company or its competitors, and general market and economic conditions, some of which factors are beyond the Company's control. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Class A Common Stock. See "Underwriting."

                          BACKGROUND OF THE OFFERINGS

SEPARATION AND DISTRIBUTION

     Since 1995, Parent has acquired and developed numerous businesses in several industries, which currently are operated in three broad business segments, consisting of automotive retail, vehicle rental and solid waste services. Parent has announced that, subject to certain conditions, Parent intends to separate the Company, which owns and operates the Parent's solid waste services business, from Parent's other operations and businesses, to complete the Offerings, and to distribute to its stockholders in 1999 all of the Common Stock then owned by Parent. See "Risk Factors -- Risk of Noncompletion of the Distribution; Failure to Obtain Favorable Letter Ruling."

     As a part of Parent, the solid waste companies that now comprise the Company on a consolidated basis historically have operated as a group of subsidiaries wholly owned, directly and indirectly, by the Company. The Separation will establish the Company as a stand-alone entity with objectives separate from those of Parent. The Company intends to focus its resources and management emphasis on the operations and markets it views as critical to its long-term success as a stand-alone entity.

     Prior to the Offerings Closing Date and after effecting the Resources Dividend, Parent will effect the Separation in part by causing all of the common stock of Resources to be distributed by the Company to Parent. Resources is a subsidiary of the Company and substantially all of its assets and liabilities relate to Parent's automotive retail businesses, and do not relate to the Company's solid waste services businesses. The Company's financial statements exclude the accounts of Resources. In addition, prior to the Offerings Closing Date, certain subsidiaries engaged in the solid waste services business and wholly owned, directly and indirectly, by the Company will be reorganized internally within the Company's consolidated group of subsidiaries. Prior to the Distribution, certain subsidiaries engaged in automotive operations and wholly owned, directly or indirectly, by Parent will be reorganized internally within Parent's consolidated group of automotive subsidiaries, which will require certain approvals from third parties. The Company and Parent have entered into a Separation and Distribution Agreement (the "Separation and Distribution Agreement") and certain other agreements providing for the Separation, the Offerings, the Distribution and the provision by Parent of certain interim services to the Company, and addressing employee benefit arrangements, and tax and other matters. See "Certain Transactions." Other than as discussed in "Certain Transactions," the Company and Parent have no present plan or intention to enter into any transactions or contracts with each other.

     On the Offerings Closing Date, Parent will own approximately 68.6% of the outstanding Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), which will represent approximately 90.1% of the combined voting power of all of the outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full). Following the Offerings Closing Date, Parent and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution of the Common Stock held by Parent to Parent's stockholders. See "Certain Transactions -- Separation and Distribution Agreement -- The Distribution." Prior to the Distribution Date, Parent and its wholly owned subsidiaries may sell, subject to its lock-up agreement with the Underwriters, shares of Class A Common Stock to raise cash. In that regard, the Company has granted to Parent and its wholly owned subsidiaries certain registration rights with respect to shares of Common Stock held by Parent and its wholly owned subsidiaries. Prior to the Distribution Date, Parent may convert shares of Class B Common Stock into shares of Class A Common Stock in order to resell such shares to raise cash. However, Parent currently intends to retain enough shares of Common Stock such that the Distribution will qualify as a tax-free distribution under Section 355 of the Code. Parent is required to retain at least 80% of the total voting interest in the Company in order to meet one of the conditions to obtaining a Letter Ruling and therefore Parent intends to retain at least approximately 89.2 million shares of Class B Common Stock (assuming a total of 175.0 million shares of Common Stock are issued and outstanding following the Offerings Closing Date) until the Distribution is completed. At the time of the Distribution, Parent intends to distribute all shares of Common Stock then held by it, including any shares of Class A Common Stock not sold prior to that time and any shares of Class B Common Stock not previously converted into Class A Common Stock, so that Parent will own no shares of Common Stock upon completion of the Distribution. Following the Distribution, there are restrictions on the conversion of Class B Common Stock into Class A Common Stock. See "Description of Capital Stock -- Conversion."

     Several business purposes underlie the proposed Distribution. Parent desires to access the capital markets and has determined that raising funds through the completion by the Company of the Offerings will maximize value to Parent and its stockholders. The completion of the Offerings will allow the Company to prepay a portion of the Company Notes payable to Parent. Parent intends to use the funds received from the Company for Parent's future acquisitions, particularly in its automotive retail operations, and for Parent's other corporate purposes.

     The Company and Parent believe that the foregoing arrangement provides the most effective source of capital for both Parent and the Company and is part of the initial capitalization of the Company as a stand-alone entity. Parent and the Company believe that such arrangement provides each entity with the most prudent capital structures to realize their respective growth strategies as separate, stand-alone entities, based on the Company's and Parent's prospective capitalization and financing requirements, acquisition strategies, working capital requirements, projected cash flow from operations and desired credit ratings, respectively.

     In addition to raising capital for Parent, the Company and Parent believe that the Distribution will enhance the Company's ability to implement its growth and operating strategies. As part of Parent, cash flow generated by the Company has been used to support growth in Parent's other business segments. The Company desires to be able to devote all of its cash flow to support its own operations and future growth. Following the Offerings Closing Date, the Company's cash flow will be devoted solely to support the Company's operations and future growth. In addition, the Company believes that its future growth would be enhanced if its management were compensated on a separate basis from Parent. Similarly, Parent believes that its future growth would be enhanced if management of its remaining business segments were more focused on such segments without also being responsible for the solid waste segment. Finally, upon completion of the Distribution, holders of Parent Common Stock as of the record date for the Distribution will be entitled to receive a dividend of Common Stock without the payment of further consideration, although Parent expects the market value of shares of Parent Common Stock to diminish upon effecting the Distribution to reflect the value (per share of Parent Common Stock) of the shares of Common Stock distributed by Parent.

     The Company believes that its capitalization and cash flow from operations and ability to obtain short-term and long-term debt financings will be sufficient to satisfy its future working capital, capital expenditures, acquisitions and debt service requirements. The Company also believes that it will be able to procure bid and performance bonds, to arrange for revolving lines of credit and other financing as necessary, and to engage in hedging transactions, on commercially acceptable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Financial Condition" and "Risk Factors -- Future Capital Requirements; Absence of Parent Funding."

CONDITIONS TO THE DISTRIBUTION

     In accordance with the Separation and Distribution Agreement, completion of the Distribution will be subject to the satisfaction, or waiver by the Parent Board, in its sole discretion, of the following conditions: (i) a Letter Ruling shall have been obtained and remain effective to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code, and will not result in recognition of any gain or loss for federal income tax purposes to Parent, the Company, or Parent's or the Company's respective stockholders, and such ruling shall be in form and substance satisfactory to Parent, in its sole discretion;
(ii) any material Governmental Approvals and Consents (as such terms are defined in the Separation and Distribution Agreement) necessary to consummate the Distribution shall have been obtained and shall be in full force and effect;
(iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and (iv) no other events or developments shall have occurred subsequent to the closing of the Offerings that, in the judgment of the Parent Board, would result in the Distribution having a material adverse effect on Parent or on the stockholders of Parent. Parent intends to apply for a Letter Ruling promptly. The Parent Board will have the sole discretion to fix the record date for the Distribution and fix the Distribution Date, at any time within three months following the satisfaction or waiver of all of the conditions to the Distribution, including the receipt of the Letter Ruling. It is currently contemplated that the Letter Ruling will not be received until sometime in 1999. The record date to determine holders of Parent Common Stock entitled to receive shares of Common Stock in the Distribution shall be fixed by the Parent Board in accordance with the Delaware law and the Certificate of Incorporation and bylaws of Parent. Under Delaware law, a record date for purposes of a distribution may not be fixed more than 60 days prior to the date of such distribution, and therefore Parent Board will not be able to fix or announce the record date for the Distribution until after it receives the Letter Ruling sometime in 1999. Only those persons who hold Parent Common Stock on the record date for the Distribution will be entitled to receive shares of Common Stock in the Distribution. Parent has agreed to consummate the Distribution, subject to the satisfaction, or waiver by the Parent Board, in its sole discretion, of the conditions set forth above. Parent may terminate the obligation to consummate the Distribution if the Distribution has not occurred by December 31, 1999. In addition, the Separation and Distribution Agreement may be amended or terminated at any time prior to the Distribution Date by the Company and Parent. No rights of appeal exist if a Letter Ruling is not obtained. If a Letter Ruling is not obtained, then Parent does not plan to complete the Distribution. See "Risk Factors -- Risk of Noncompletion of the Distribution; Failure to Obtain Favorable Letter Ruling," "Risk Factors -- Control of Company" and "Certain Transactions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be $1,246.5 million ($1,434.6 million if the Underwriters exercise their over-allotment options in full). On the Offerings Closing Date, all of the net proceeds to the Company will be used to prepay $1,246.5 million of the Company Notes payable to Parent. The Company Notes were issued in April 1998 in payment of the $2.0 billion dividend declared by the Company at that time. The Company Notes bear interest at a rate of LIBOR plus 30 basis points per annum and mature April 12, 1999. As of June 29, 1998, the amount of the Company Notes outstanding equaled $1,977.1 million. On June 30, 1998, the Company prepaid $542.5 million of the Company Notes with the Resources Dividend and the Resources Note Receivable. The balance of the Company Notes remaining outstanding after the Offerings Closing Date, which will be equal to approximately $188.1 million based on the estimated $1,246.5 million of net proceeds from the Offerings, the approximately $90.5 million Resources Note Receivable and the $452.0 million Resources Dividend described above, will be prepaid in full within 31 days after the Offerings Closing Date with the net proceeds, if any, from the exercise of the Underwriters' over-allotment options and the issuance of shares of Class A Common Stock valued at the initial public offering price per share. The Company will pay interest that accrues on the Company Notes out of its cash flow from operations until all remaining amounts outstanding of the Company Notes are prepaid in full. See "Certain
Transactions -- Dividend and Intercompany Debt Repayments."

                                DIVIDEND POLICY

     After the Offerings Closing Date, the Company does not intend to pay cash dividends on the Common Stock for the foreseeable future because it intends to retain all earnings for use in the operation and expansion of the Company's business. Furthermore, the Company's ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities which may contain covenants which restrict the payment of cash dividends. Holders of Class A Common Stock and Class B Common Stock have identical rights as to cash dividends, which if declared would be payable on a pro rata basis to all holders of Common Stock. See "Description of Capital Stock -- Common
Stock -- Dividends."

                                 CAPITALIZATION
                                 (IN MILLIONS)

     The following table sets forth as of March 31, 1998 the Company's (i) total debt (including current maturities) and capitalization, (ii) total debt (including current maturities) and capitalization on a pro forma basis after giving effect to the issuance of the Company Notes in April 1998 and (iii) total debt (including current maturities) and capitalization, as adjusted to give effect to the application of the estimated net proceeds to the Company from the Offerings and the other transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements." See "Description of Capital Stock" and "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and "Unaudited Condensed Consolidated Pro Forma Financial Statements" included elsewhere in this Prospectus.

                                                                       MARCH 31, 1998
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
Current debt:
  Due to affiliate........................................  $  114.8    $  114.8      $     --
  Notes payable and current maturities of long-term
     debt.................................................      11.7        11.7          11.7
  Notes payable to Resources..............................     130.9       130.9            --
  Company Notes payable to Parent.........................        --     2,000.0            --
                                                            --------    --------      --------
     Total current debt...................................     257.4     2,257.4          11.7
                                                            --------    --------      --------
Long-term debt, net of current maturities.................      61.4        61.4          61.4
                                                            --------    --------      --------
          Total debt......................................     318.8     2,318.8          73.1
                                                            --------    --------      --------
Shareholders' equity (deficit):
  Investment by Parent....................................     887.3    (1,112.7)           --
  Preferred stock.........................................        --          --            --
  Common stock:
     Class A Common Stock.................................        --          --           0.7
     Class B Common Stock.................................        --          --           1.0
  Additional paid-in capital..............................        --          --       1,135.7
                                                            --------    --------      --------
     Total shareholders' equity (deficit).................     887.3    (1,112.7)      1,137.4
                                                            --------    --------      --------
          Total capitalization............................  $1,206.1    $1,206.1      $1,210.5
                                                            ========    ========      ========

                                    DILUTION

     The Company's pro forma net tangible book value as of March 31, 1998 was a deficit of $1,579.4 million (excluding intangible assets totaling $466.7 million) or $(16.03) per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding after giving effect to (a) the issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend to Parent in April 1998 and (b) the assumed recapitalization of the 100 shares of common stock of the Company which are currently outstanding into 98.5 million shares of Class B Common Stock as if these transactions and events occurred on March 31, 1998.

     After giving effect to the transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements," the pro forma net tangible book value as of March 31, 1998 would have been approximately $670.7 million or $3.83 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $19.86 per share to the existing stockholder and an immediate dilution in net tangible book value of $20.17 per share to purchasers of Class A Common Stock in the Offerings, as illustrated in the following table:

Initial public offering price per share.....................            $24.00
     Pro forma net tangible book value per share at March
      31, 1998..............................................   (16.03)
     Increase per share attributable to the Resources
      Dividend..............................................     4.94
     Increase per share attributable to the issuance of 13.7
      million shares of Class A Common Stock to repay in
      full the Affiliate Payable and the Resources Notes
      Payable(a)............................................     2.93
     Increase per share attributable to the issuance of 7.8
      million shares of Class A Common Stock to prepay all
      remaining amounts outstanding of the Company Notes
      payable to Parent in the amount of $188.1
      million(b)............................................     1.57
     Increase per share attributable to new investors.......    10.42
Pro forma net tangible book value per share after the
  Offerings.................................................              3.83
                                                                        ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................            $20.17
                                                                        ======

---------------

(a) The amount of the outstanding Affiliate Payable and Resources Notes Payable as of June 30, 1998 equaled approximately $395.4 million and the Company expects to issue 16.5 million shares of Class A Common Stock prior to the Offerings Closing Date to satisfy such outstanding amounts in full, based on the initial public offering price of $24.00 per share.
(b) Net proceeds, if any, received by the Company from the exercise of the Underwriters' over-allotment options will be used to prepay amounts outstanding under the Company Notes and, in such event, the number of shares of Class A Common Stock issued to Parent will be reduced accordingly.

     The following table sets forth, as of March 31, 1998, the difference between the total consideration paid and the average price per share paid by Parent and by purchasers of shares in the Offerings, before deduction of the underwriting discounts and commissions and estimated offering expenses and after giving effect to the transactions and events described in "Unaudited Condensed Consolidated Pro Forma Financial Statements:"

                                   SHARES PURCHASED         TOTAL CONSIDERATION      AVERAGE
                                -----------------------   -----------------------     PRICE
                                   NUMBER       PERCENT      AMOUNT       PERCENT   PER SHARE
                                -------------   -------   -------------   -------   ---------
                                (IN MILLIONS)             (IN MILLIONS)
Existing stockholder..........      120.0         68.6%     $     --         0.0%    $   --
New investors.................       55.0         31.4       1,320.0       100.0      24.00
                                    -----        -----      --------       -----     ------
          Total...............      175.0        100.0%     $1,320.0       100.0%    $ 7.54
                                    =====        =====      ========       =====     ======

     At the Offerings Closing Date, there will be no outstanding stock options to purchase shares of Common Stock. Upon completion of the Distribution, the Company intends to issue substitute options under the Company's 1998 Stock Incentive Plan in substitution for stock option grants under Parent's stock option plans held by employees of the Company as of the Distribution Date. Such substitute options will provide for the purchase of a number of shares of Class A Common Stock determined based on a ratio of average trading prices of Parent Common Stock and Class A Common Stock immediately prior to the Distribution. For a more detailed discussion of such substitution methodology, see "Certain Transactions -- Employee Benefits Agreement." As of June 12, 1998, there were outstanding stock options for approximately 7.3 million shares of Parent Common Stock at a weighted average exercise price of $19.71 per share held by employees of the Company (approximately 2.4 million of which were exercisable as of June 12, 1998). If substitute options to purchase Class A Common Stock were granted in respect of these options to purchase Parent Common Stock based upon the closing price of the Parent Common Stock on June 30, 1998 on the NYSE ($25.0625 per share) and a price of $24.00 per share of Class A Common Stock (the initial public offering price), the Company would grant substitute stock options to purchase approximately 7.6 million shares of Class A Common Stock at a weighted average exercise price of $18.87. However, it is not possible to specify how many shares of Class A Common Stock will be subject to such stock options at the time of the Distribution, as it is not known how many stock options will remain unexercised and outstanding by the record date for the Distribution. If these options are exercised, further dilution to new investors will occur. The Company may also issue additional shares of Common Stock to effect future business acquisitions or upon exercise of future stock option grants or equity awards, which could also result in additional dilution to then existing stockholders. See "Management -- Stock Incentive Plan" and "Certain Transactions -- Separation and Distribution Agreement" and "-- Employee Benefits Agreement."

                            SELECTED FINANCIAL DATA
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table presents selected consolidated statement of operations and balance sheet data of the Company for the periods and the dates indicated. The selected statement of operations data for each of the full fiscal years 1997, 1996 and 1995, and the selected balance sheet data at December 31, 1997 and 1996, presented below, were derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected statement of operations data of the Company for each of the full fiscal years 1994 and 1993, and the selected balance sheet data at December 31, 1995, 1994 and 1993 presented below were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data. The selected statement of operations data for the three months ended March 31, 1998 and 1997 and the selected balance sheet data at March 31, 1998 were derived from unaudited interim consolidated financial statements included elsewhere in this Prospectus. The unaudited interim consolidated financial statements include all material adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for a full year. The selected consolidated financial data below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto as of March 31, 1998 (unaudited) and December 31, 1997 and 1996 and for the three months ended March 31, 1998 and 1997 (unaudited) and for each of the three years in the period ended December 31, 1997 included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Notes 3, 7, 10, 11 and 13 of Notes to Consolidated Financial Statements for a discussion of business combinations, investment by Parent, restructuring and other charges, discontinued operations and subsequent events and their effect on comparability of year-to-year data.

                                                         THREE MONTHS
                                                             ENDED
                                                           MARCH 31,                    YEAR ENDED DECEMBER 31,
                                                        ---------------   ----------------------------------------------------
                                                         1998     1997      1997       1996       1995       1994       1993
                                                        ------   ------   --------   --------   --------   --------   --------
                                                          (UNAUDITED)                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue...............................................  $300.8   $263.2   $1,127.7   $  953.3   $  805.0   $  610.1   $  485.5
Expenses:
  Cost of operations..................................   209.7    190.3      809.1      703.6      570.1      434.0      388.9
  Selling, general and administrative.................    32.1     31.9      117.3      135.3      137.7      115.0       69.8
  Restructuring and other charges.....................      --       --         --        8.8        3.3         --       10.0
                                                        ------   ------   --------   --------   --------   --------   --------
Operating income......................................    59.0     41.0      201.3      105.6       93.9       61.1       16.8
Interest expenses.....................................    (5.4)    (7.6)     (25.9)     (29.7)     (19.1)     (13.2)      (6.6)
Interest and other income (expense), net..............     0.8      3.0        6.7       13.9        6.2       (4.0)      (3.8)
                                                        ------   ------   --------   --------   --------   --------   --------
Income (loss) from continuing operations before income
  taxes...............................................    54.4     36.4      182.1       89.8       81.0       43.9        6.4
Provision for income taxes............................    19.6     13.2       65.9       38.0       31.6       17.0        3.9
                                                        ------   ------   --------   --------   --------   --------   --------
Income (loss) from continuing operations..............    34.8     23.2      116.2       51.8       49.4       26.9        2.5
Loss from discontinued operations.....................      --       --         --         --      (24.8)      (5.4)     (10.9)
                                                        ------   ------   --------   --------   --------   --------   --------
Net income (loss)(a)..................................  $ 34.8   $ 23.2   $  116.2   $   51.8   $   24.6   $   21.5   $   (8.4)
                                                        ======   ======   ========   ========   ========   ========   ========

                                                                                             DECEMBER 31,
                                                            MARCH 31,    ----------------------------------------------------
                                                             1998(B)       1997       1996       1995       1994       1993
                                                           -----------   --------   --------   --------   --------   --------
                                                           (UNAUDITED)                                  (UNAUDITED)
                                                                                                    -------------------------
BALANCE SHEET DATA:
Total assets.............................................   $1,488.2     $1,348.0   $1,090.3   $  838.9   $  681.1   $  672.8
Due to affiliate.........................................      114.8        107.8       49.3       86.3        8.6        4.0
Notes payable to Resources...............................      130.9        158.3      205.6       38.7       18.8       15.6
Total debt, net of current maturities....................       61.4         64.3      109.5      124.8      179.2      117.5
Total shareholder's equity...............................      887.3        750.8      494.5      372.2      272.4      230.3

---------------

(a) Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent.
(b) In April 1998, the Company declared a $2.0 billion dividend to Parent paid through issuance of Company Notes payable to Parent. The pro forma effect of this event on the Company's March 31, 1998 financial position, assuming it occurred on March 31, 1998, would have been to issue Company Notes payable to Parent in the amount of $2.0 billion and to decrease shareholder's equity by $2.0 billion resulting in a shareholder's deficit of $1.1 billion.

        UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

     The following Unaudited Condensed Consolidated Pro Forma Financial Statements reflect the effects of adjustments to the historical financial condition and results of operations of the Company. The Unaudited Condensed Consolidated Pro Forma Financial Statements should be read in conjunction with the Consolidated Financial Statements and other financial information elsewhere in this Prospectus.

     The following Unaudited Condensed Consolidated Pro Forma Statements of Operations for the Three Months Ended March 31, 1998 and for the Year Ended December 31, 1997 give effect to the following transactions and events as if they occurred at the beginning of the periods presented: (i) the issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend to Parent in April 1998; (ii) the purchase of certain assets from Parent in the amount of $4.4 million and the prepayment of $78.7 million of the Company Notes payable to Parent using the Resources Note Receivable in the amount of $83.1 million; (iii) the prepayment of $486.7 million of the Company Notes payable to Parent using certain assets to be received from the Resources Dividend; (iv) the repayment in full of the Resources Notes Payable and the Affiliate Payable, which equaled approximately $214.0 million and $114.8 million, respectively, as of March 31, 1998, through the issuance by the Company of 13.7 million shares of Class A Common Stock (at the initial public offering price of $24.00 per share); (v) the sale and issuance of 55.0 million shares of Class A Common Stock in the Offerings (at the initial public offering price of $24.00 per share) and the application of net proceeds therefrom to prepay $1,246.5 million of the Company Notes payable to Parent; (vi) the issuance to Parent of 7.8 million shares of Class A Common Stock (at the initial public offering price of $24.00 per share) to prepay approximately $188.1 million which will constitute all remaining amounts outstanding of the Company Notes payable to Parent within 31 days following the Offerings Closing Date, assuming that the Underwriters' over-allotment options are not exercised; (vii) the reclassification of the investment by Parent to
98.5 million shares of Class B Common Stock and additional paid-in capital of the Company; and (viii) the tax effect of the foregoing. The following Unaudited Condensed Consolidated Pro Forma Balance Sheet gives effect to the transactions and events described in clauses (i) through (vii) above as if they occurred on March 31, 1998.

     The historical results of operations of the Company reflect an allocation of a portion of Parent's corporate general and administrative costs. Following the Offerings Closing Date various corporate services will be provided by Parent to the Company based upon fees payable by the Company to Parent under a services agreement entered into between the Company and Parent. The annual fee under the Services Agreement is $15.0 million in 1998 and the corporate general and administrative costs allocated to the 1997 historical financial statements was $10.2 million. The methodology used to determine fees under the Services Agreement and to allocate costs in the historical financial statements is consistent. The increase is due to the actual and estimated growth of the Company in 1998 and 1999. Accordingly, no pro forma adjustment has been made to reflect such fees in lieu of the corporate general and administrative cost allocation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Pro Forma Financial Condition."

     Historical net income per share has not been presented because it would not be meaningful. Prior to the Offerings Closing Date, the Company had only 100 shares of common stock outstanding, all of which were owned by Parent. Prior to the Offerings Closing Date, the Company will amend and restate the Certificate to authorize two classes of Common Stock consisting of Class A Common Stock and Class B Common Stock. Prior to the Offerings Closing Date, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Class B Common Stock, which will constitute 100% of the outstanding shares of Class B Common Stock. Unaudited pro forma net income per common share is calculated based on net income after giving effect to the transactions and events described in clauses (i) through (vii) above, divided by the number of shares of Class A Common Stock and Class B Common Stock to be outstanding after the Offerings Closing Date.

     Management believes that the assumptions used provide a reasonable basis on which to present the unaudited condensed consolidated pro forma financial data. The Unaudited Condensed Consolidated Pro Forma Financial Statements are provided for informational purposes only and should not be construed to be indicative of the Company's consolidated financial position or results of operations had the transactions and events described above been consummated on the dates assumed and do not project the Company's financial condition or results of operations for any future date or period.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
Revenue...................................................   $  300.8      $             $  300.8
Expenses:
  Cost of operations......................................      209.7                       209.7
  Selling, general and administrative.....................       32.1                        32.1
                                                             --------      --------      --------
Operating income..........................................       59.0                        59.0
Interest expense..........................................       (5.4)          4.8(a)       (0.6)
Interest and other income.................................        0.8                         0.8
                                                             --------      --------      --------
Income before income taxes................................       54.4           4.8          59.2
Provision for income taxes................................      (19.6)         (1.8)(b)     (21.4)
                                                             --------      --------      --------
Net income................................................   $   34.8      $    3.0      $   37.8
                                                             ========      ========      ========
Pro forma net income per share............................                               $   0.22
                                                                                         ========
Pro forma weighted average shares outstanding.............                                  175.0
                                                                                         ========

         The accompanying notes are an integral part of this statement.

       UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
Revenue...................................................   $1,127.7      $             $1,127.7
Expenses:
  Cost of operations......................................      809.1                       809.1
  Selling, general and administrative.....................      117.3                       117.3
                                                             --------      --------      --------
Operating income..........................................      201.3                       201.3
Interest expense..........................................      (25.9)         20.2(a)       (5.7)
Interest and other income.................................        6.7                         6.7
                                                             --------      --------      --------
Income before income taxes................................      182.1          20.2         202.3
Provision for income taxes................................      (65.9)         (7.5)(b)     (73.4)
                                                             --------      --------      --------
Net income................................................   $  116.2      $   12.7      $  128.9
                                                             ========      ========      ========
Pro forma net income per share............................                               $   0.74
                                                                                         ========
Pro forma weighted average shares outstanding.............                                  175.0
                                                                                         ========

         The accompanying notes are an integral part of this statement.

            UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 1998
                                 (IN MILLIONS)

                                                            HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                            ----------    -----------    ---------
ASSETS
Current assets
  Cash and cash equivalents...............................   $     --      $             $     --
  Accounts receivable, net................................      139.0                       139.0
  Prepaid expenses and other current assets...............       45.2                        45.2
                                                             --------      --------      --------
          Total current assets............................      184.2                       184.2
  Property and equipment, net.............................      826.5           4.4(d)      830.9
  Intangible and other assets, net........................      477.5                       477.5
                                                             --------      --------      --------
          Total assets....................................   $1,488.2      $    4.4      $1,492.6
                                                             ========      ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities................   $  112.1      $             $  112.1
  Due to affiliate........................................      114.8        (114.8)(f)        --
  Notes payable and current maturities of long-term
     debt.................................................       11.7                        11.7
  Notes payable to Resources..............................      130.9          83.1(d)         --
                                                                             (214.0)(f)
  Company Notes payable to Parent.........................         --       2,000.0(c)         --
                                                                              (78.7)(d)
                                                                             (486.7)(e)
                                                                           (1,246.5)(g)
                                                                             (188.1)(h)
  Deferred revenue and other current liabilities..........       60.7                        60.7
                                                             --------      --------      --------
          Total current liabilities.......................      430.2        (245.7)        184.5
  Long-term debt, net of current maturities...............       61.4                        61.4
  Deferred income taxes and other liabilities.............      109.3                       109.3
                                                             --------      --------      --------
          Total liabilities...............................      600.9        (245.7)        355.2
                                                             --------      --------      --------
Shareholders' equity
  Investment by Parent....................................      887.3      (2,000.0)(c)        --
                                                                              486.7(e)
                                                                              626.0(i)
  Preferred stock.........................................         --                          --
  Common stock
     Class A Common Stock.................................         --           0.1(f)        0.7
                                                                                0.5(g)
                                                                                0.1(h)
     Class B Common Stock.................................         --           1.0(i)        1.0
  Additional paid-in capital..............................         --         328.7(f)    1,135.7
                                                                            1,246.0(g)
                                                                              188.0(h)
                                                                             (627.0)(i)
                                                             --------      --------      --------
          Total shareholders' equity......................      887.3         250.1       1,137.4
                                                             --------      --------      --------
          Total liabilities and shareholders' equity......   $1,488.2      $    4.4      $1,492.6
                                                             ========      ========      ========

         The accompanying notes are an integral part of this statement.

                   NOTES TO UNAUDITED CONDENSED CONSOLIDATED
                         PRO FORMA FINANCIAL STATEMENTS

     The following is a summary of the pro forma adjustments reflected in the Unaudited Condensed Consolidated Pro Forma Financial Statements:

(a) Adjust historical interest expense to eliminate interest expense on the Resources Notes Payable assumed to have been repaid at the beginning of the period presented.

(b)   Recognize income taxes on the pro forma adjustment described above.

(c) The issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend by the Company in April 1998 to the Parent.

(d) The purchase of certain assets from Parent in the amount of $4.4 million and the prepayment of $78.7 million of the Company Notes payable to Parent using the Resources Note Receivable in the amount of $83.1 million.

(e) The prepayment of $486.7 million of the Company Notes payable to Parent using certain assets to be received from the Resources Dividend.

(f) The repayment in full of the Resources Notes Payable and the Affiliate Payable through the issuance by the Company of 13.7 million shares of Class A Common Stock (at the initial public offering price of $24.00 per share). The aggregate amount of the outstanding Affiliate Payable and Resources Notes Payable as of June 30, 1998 is equal to $395.4 million and
      16.5 million shares of Class A Common Stock will be issued prior to the Offerings Closing Date to satisfy such outstanding amounts in full, based on the initial public offering price of $24.00 per share.

(g) The sale and issuance of 55.0 million shares of Class A Common Stock in the Offerings (at the initial public offering price of $24.00 per share) and the application of the net proceeds therefrom to prepay $1,246.5 million of the Company Notes payable to Parent.

(h) The issuance to Parent of 7.8 million shares of Class A Common Stock (at the initial public offering price of $24.00 per share) to prepay all remaining amounts outstanding of the Company Notes payable to Parent within 31 days following the Offerings Closing Date.

(i) The reclassification of the investment by Parent to 98.5 million shares of Class B Common Stock and additional paid-in capital of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto of the Company, a wholly owned subsidiary of Parent, and the Unaudited Condensed Consolidated Pro Forma Financial Statements of the Company both of which are included elsewhere herein.

OVERVIEW

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. As a wholly owned subsidiary, the Company has received services provided by Parent, including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Parent has also provided the Company with the services of a number of its executives and employees. In consideration for these services, Parent has allocated a portion of its overhead costs related to such services to the Company. This allocation has historically been based on the proportion of invested capital of the Company as a percentage of the consolidated invested capital of Parent and its subsidiaries (including the Company). Management of the Company believes that the amounts allocated to the Company have been no less favorable to the Company than costs the Company would have incurred to obtain such services on its own or from unaffiliated third parties.

     The historical consolidated financial information included in this Prospectus does not necessarily reflect what the Company's financial position and results of operations would have been had the Company been operated as a separate, stand-alone entity during the periods presented.

GENERAL

     The Company is a leading provider of non-hazardous solid waste collection and disposal services in the United States. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company's revenue is generated primarily from its solid waste collection operations, with the remainder comprised of revenue from landfill disposal services and other services including recycling and composting operations. Collection, landfill disposal and other services accounted for approximately 73.8%, 12.4% and 13.8% of consolidated revenue for the year ended December 31, 1997, respectively.

     Revenue from collection operations consists of fees from commercial, industrial, municipal and residential customers. In 1997, the Company's revenue from collection services was derived approximately one-third from services provided to commercial customers, one-third from services provided to industrial customers and one-third from services provided to municipal and residential customers. Residential and commercial collection operations in certain markets are performed under long-term contracts with municipalities. Industrial and commercial collection operations generally are provided to individual customers on a contractual basis with terms up to three years. Revenue from landfill disposal operations consists of tipping fees charged to third parties. Recycling operations are generally integrated with collection operations with revenue derived through the sale of recyclable materials.

     Cost of operations for the Company's collection operations is primarily variable and includes disposal, labor, fuel and equipment maintenance costs. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Landfill cost of operations includes most daily operating expenses, the legal and administrative costs of ongoing environmental compliance, costs of capital for cell development and accruals for closure and post-closure costs. Certain direct landfill development costs, such as engineering, upgrading, cell construction and permitting costs, are capitalized and depleted based on consumed airspace. All indirect landfill development costs are expensed as incurred.

BUSINESS COMBINATIONS

     The Company and Parent make decisions to acquire or invest in businesses based on financial and strategic considerations.

     Parent has acquired various businesses operating in the solid waste services industry using cash and shares of Parent Common Stock. These businesses were contributed by Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition.

     During the three months ended March 31, 1998, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $101.7 million consisting of cash and 2.6 million shares of Parent Common Stock. Cost in excess of the fair value of net assets acquired in these acquisitions totaled $109.7 million. As of March 31, 1998, the Company had intangible assets, net of accumulated amortization, of $466.7 million which consists primarily of the cost in excess of fair value of net assets acquired. Cost in excess of the fair value of net assets acquired is amortized over forty years on a straight-line basis. As of March 31, 1998, amortization expense associated with these intangible assets on an annualized basis is approximately $14.0 million. The Company believes the forty year life assigned to the cost in excess of the fair value of net assets acquired is reasonable as the businesses acquired are generally well established companies which have been in existence for many years and have stable, long-term customer relationships.

     During the year ended December 31, 1997, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $147.9 million, consisting of cash and 5.7 million shares of Parent Common Stock. Cost in excess of the fair value of net assets acquired in these acquisitions totaled $149.1 million. In addition, Parent issued an aggregate of 34.1 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 0.3 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1996, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $87.6 million, consisting of cash and 6.6 million shares of Parent Common Stock. Cost in excess of the fair value of net assets acquired in these acquisitions totaled $73.6 million. In addition, Parent issued an aggregate of 40.0 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 1.1 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1995, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $76.5 million, consisting of cash and 16.0 million shares of Parent Common Stock. Cost in excess of the fair value of net assets acquired in these acquisitions totaled $83.4 million. In addition, Parent issued an aggregate of approximately 30.9 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting.

     See Note 3, Business Combinations, of Notes to Consolidated Financial Statements, for further discussion of business combinations.

CONSOLIDATED RESULTS OF OPERATIONS

  Three Months Ended March 31, 1998 and 1997

     Net income was $34.8 million for the three months ended March 31, 1998 as compared to $23.2 million for the three months ended March 31, 1997.

     The following table sets forth revenue and cost of operations, selling, general and administrative expenses, Parent overhead allocations and operating income with percentages of revenue for the three months ended March 31, 1998 and 1997 (in millions):

                                                            1998       %       1997       %
                                                           ------    -----    ------    -----
Revenue..................................................  $300.8    100.0%   $263.2    100.0%
Cost of operations.......................................   209.7     69.7     190.3     72.3
Selling, general and administrative expenses.............    28.3      9.4      29.8     11.3
Parent overhead allocations..............................     3.8      1.3       2.1      0.8
                                                           ------    -----    ------    -----
Operating income.........................................  $ 59.0     19.6%   $ 41.0     15.6%
                                                           ======    =====    ======    =====

     Revenue. Revenue was $300.8 million and $263.2 million for the three months ended March 31, 1998 and 1997, respectively, an increase of 14.3%. Acquisitions accounted for 5.0% of the increase, volume accounted for 4.5% of the increase and "tuck-in" acquisitions accounted for 4.8% of the increase, respectively.

     Cost of Operations. Cost of operations was $209.7 million and $190.3 million or, as a percentage of revenue, 69.7% and 72.3% for the three months ended March 31, 1998 and 1997, respectively. The increase in aggregate dollars is primarily due to acquisitions. The decrease in such costs as a percentage of revenue is primarily a result of improvements in overall operating efficiency achieved through reductions in operating costs of acquired businesses.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $28.3 million and $29.8 million or, as a percentage of revenue, 9.4% and 11.3% for the three months ended March 31, 1998 and 1997, respectively. The decrease in selling, general and administrative expenses in aggregate dollars and as a percentage of revenue is primarily due to the reduction of administrative expenses of acquired businesses and cost savings from centralizing administrative functions in certain regions.

     Parent Overhead Allocations. Parent overhead allocations include allocations of general and administrative costs not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of the Company's invested capital to Parent's consolidated invested capital and were $3.8 million and $2.1 million for the three months ended March 31, 1998 and 1997, respectively. These allocations approximate management's estimate of Parent's corporate overhead required to support the Company's operations. Management believes such allocations are reasonable.

     Interest Expense. Interest expense was incurred on notes payable to Resources and the debt assumed in acquisitions. Interest expense was $5.4 million and $7.6 million for the three months ended March 31, 1998 and 1997, respectively, and includes interest expense on notes payable to Resources of $4.8 million and $6.2 million for the three months ended March 31, 1998 and 1997, respectively.

     Interest and Other Income. Interest and other income was $0.8 million and $3.0 million for the three months ended March 31, 1998 and 1997, respectively. The decrease is primarily due to fluctuations in cash balances on hand and related interest income.

     Income Taxes. The provision for income taxes was $19.6 million and $13.2 million for the three months ended March 31, 1998 and 1997, respectively. Income taxes have been provided based upon the Company's anticipated annual effective income tax rate.

  Years Ended December 31, 1997, 1996 and 1995

     Net income was $116.2 million for the year ended December 31, 1997 as compared to $51.8 million in 1996 and $24.6 million in 1995. Operating results for the years ended December 31, 1996 and 1995 include restructuring and other charges further described below. Operating results for the year ended December 31, 1995 include a loss from discontinued operations described further below.

     The following table sets forth revenue and cost of operations, selling, general and administrative expenses, Parent overhead allocations, restructuring and other charges and operating income with percentages of revenue for the years ended December 31 (in millions):

                                         1997       %       1996       %       1995       %
                                       --------   -----   --------   -----   --------   -----
Revenue..............................  $1,127.7   100.0%  $  953.3   100.0%  $  805.0   100.0%
Cost of operations...................     809.1    71.7      703.6    73.8      570.1    70.8
Selling, general and administrative
  expenses...........................     107.1     9.5      126.9    13.3      133.4    16.6
Parent overhead allocations..........      10.2     0.9        8.4      .9        4.3     0.5
Restructuring and other charges......        --      --        8.8      .9        3.3     0.4
                                       --------   -----   --------   -----   --------   -----
Operating income.....................  $  201.3    17.9%  $  105.6    11.1%  $   93.9    11.7%
                                       ========   =====   ========   =====   ========   =====

     Revenue. Revenue was $1,127.7 million, $953.3 million and $805.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in 1997 over 1996 of $174.4 million, or 18.3%, is a result of significant acquisitions (7.5%) as well as increases from volume (7.4%) and "tuck-in" acquisitions (3.4%). The increase in 1996 over 1995 of $148.3 million, or 18.4%, is a result of significant acquisitions (10.8%) as a well as increases from volume (6.3%) and "tuck-in" acquisitions (1.3%).

     Cost of Operations. Cost of operations was $809.1 million, $703.6 million and $570.1 million or, as a percentage of revenue, 71.7%, 73.8% and 70.8% for the years ended December 31, 1997, 1996 and 1995, respectively. The increases in aggregate dollars are a result of the expansion of the Company's operations through acquisitions and internal growth. The 1997 decrease in cost of operations as a percentage of revenue is primarily a result of improvements in overall operating efficiency achieved through reductions in operating costs of acquired businesses. The 1996 increase in cost of operations as a percentage of revenue is primarily a result of certain of the Company's acquired collection companies that had higher levels of operating costs than the Company's historical operations.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $107.1 million, $126.9 million and $133.4 million or, as percentages of revenue, 9.5%, 13.3% and 16.6% for the years ended December 31, 1997, 1996 and 1995, respectively. The decreases in selling, general and administrative expenses in aggregate dollars and as percentages of revenue in each of the years are primarily due to the reduction of administrative expenses for acquired businesses and, in 1997, cost savings from centralizing administrative functions in certain regions.

     Parent Overhead Allocations. Parent overhead allocations include allocations of general and administrative costs not specifically attributable to its operating subsidiaries. Such allocations are based upon the ratio of the Company's invested capital to Parent's consolidated invested capital and were $10.2 million, $8.4 million and $4.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. These allocations approximate management's estimate of Parent's corporate overhead required to support the Company's operations. Management believes such allocations are reasonable.

     Restructuring and Other Charges. The Company recorded restructuring and other charges of approximately $8.8 million and $3.3 million for the years ended December 31, 1996 and 1995, respectively. The 1996 costs include costs to close certain landfill operations, asset write-offs and merger expenses associated with certain business combinations accounted for under the pooling of interests method of accounting. The 1995 costs related to severance and other costs associated with closing an administrative office.

     Operating Income. Operating income was $201.3 million, $105.6 million and $93.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. Excluding restructuring and other charges, operating income would have been $114.4 million and $97.2 million in 1996 and 1995, respectively.

     Interest Expense. Interest expense was incurred on notes payable to Resources and the debt assumed in acquisitions. Interest expense was $25.9 million, $29.7 million and $19.1 million for the years ended December 31, 1997, 1996 and 1995, respectively, and includes interest expense on notes payable to Resources of $20.2 million, $18.8 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. The 1996 increase in interest expense is primarily due to higher average outstanding borrowings and debt assumed in acquisitions.

     Interest and Other Income. Interest and other income was $6.7 million, $13.9 million and $6.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The variances during the periods are primarily due to fluctuations in cash balances on hand and related interest income.

     Income Taxes. The provision for income taxes was $65.9 million, $38.0 million and $31.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The effective income tax rate was 36.2%, 42.3% and 39.0% for the years ended December 31, 1997, 1996 and 1995, respectively. The higher 1996 and 1995 effective income tax rates are primarily due to varying higher historical effective income tax rates of acquired businesses.

     Discontinued Operations. During the year ended December 31, 1995, the Company disposed of its mining and citrus operations resulting in a loss from discontinued operations of approximately $24.8 million, net of income taxes. The mining and citrus businesses were former subsidiaries of a solid waste business acquired by Parent in 1996 and accounted for under the pooling of interests method of accounting. Operating results for the period prior to disposition have been classified as discontinued operations in the accompanying Consolidated Financial Statements. See Note 11, Discontinued Operations, of Notes to Consolidated Financial Statements, for further discussion of this transaction.

ENVIRONMENTAL AND LANDFILL MATTERS

     The Company owns or operates 42 solid waste landfills with approximately 5,610 permitted acres and total available permitted disposal capacity of approximately 1.1 billion in-place cubic yards as of March 31, 1998. As of December 31, 1997 and 1996, cubic yards of available airspace at the Company's landfills were 1,104.7 million and 1,092.5 million, respectively. Airspace increased during 1997 by 12.2 million cubic yards as a result of landfills acquired and internally developed totaling 22.2 million cubic yards, offset by consumption of 10.0 million cubic yards during the year.

     The Company provides for accrued environmental and landfill costs which include landfill site closure and post-closure costs. Landfill site closure and post-closure costs include estimated costs to be incurred for final closure of the landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. These costs are accrued based on consumed airspace. The Company estimates its future cost requirements for closure and post-closure monitoring and maintenance for its solid waste facilities based on its interpretation of the technical standards of the Environmental Protection Agency's Subtitle D regulations. These estimates do not take into account discounts for the present value of such total estimated costs. Engineering reviews of the future cost requirements for closure and post-closure monitoring and maintenance for the Company's operating landfills are performed on an annual basis. Such reviews provide the basis upon which the Company estimates future costs and revises the related accruals. Changes in these estimates primarily relate to permit modifications, inflation and changes in regulations, all of which are taken into consideration annually. At December 31, 1997, assuming that all available landfill capacity is used, approximately $280.0 million of such costs are expected to be expensed over the remaining lives of these facilities.

     As of December 31, 1997 and 1996, accrued closure and post-closure costs associated with landfills were $47.3 million and $38.2 million, respectively. The current and long-term portion of these costs are included in other current liabilities and accrued environmental and landfill costs, respectively, in the Company's consolidated balance sheets. The increase in such accruals resulted from the normal accrual of closure and post-closure costs based on airspace consumed plus additional costs associated with new landfills acquired and internally developed during the period.

     Costs related to environmental remediation activities are accrued by the Company through a charge to income in the period such liabilities become probable and can be reasonably estimated.

LIQUIDITY AND CAPITAL RESOURCES

     The major components of changes in cash flows for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995 are discussed below.

     Cash Flows from Operating Activities. Cash provided by operating activities was $80.3 million and $73.1 million during the three months ended March 31, 1998 and 1997, respectively and $279.4 million, $143.5 million and $125.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increases in cash provided by operating activities during the periods are due to expansion of the Company's business.

     Cash Flows from Investing Activities. Cash flows from investing activities consist primarily of cash used for capital additions as further described below.

     Capital additions were $29.0 million and $35.2 million during the three months ended March 31, 1998 and 1997, respectively, and $165.3 million, $146.9 million and $147.9 million during the years ended December 31, 1997, 1996 and 1995, respectively. The Company believes capital expenditures for the full year in 1998 will approximate the level of capital expenditures in 1997. The Company believes capital expenditures may increase in 1999 and beyond due to acquisition growth. The Company intends to finance capital expenditures and cash used in business acquisitions through cash on hand, revolving credit facilities and other financings.

     Cash Flows from Financing Activities. Cash flows from financing activities during the three months ended March 31, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995 included commercial bank and affiliate borrowings and repayments of debt.

     Proceeds from bank and affiliate borrowings were used to fund capital additions, to repay debt and to expand the Company's business during these years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's market sensitive financial instruments as of March 31, 1998 consist primarily of variable rate debt that is not material to the Company's consolidated financial position. Therefore, management believes the Company does not have material exposure to market risk at March 31, 1998.

PRO FORMA FINANCIAL CONDITION

     The Company is expected to have outstanding debt and total capital of approximately $73.1 million and $1.1 billion, respectively, after giving effect to: (i) the issuance of the Company Notes payable to Parent in the aggregate amount of $2.0 billion in connection with the dividend from the Company to Parent in April 1998; (ii) the prepayment of a portion of the outstanding amounts of the Company Notes payable to Parent by use of certain assets received by the Company from the Resources Dividend and the Resources Note Receivable;
(iii) the repayment in full of the Resources Notes Payable and the Affiliate Payable, which equaled approximately $255.9 million and $139.5 million, respectively, as of June 30, 1998 through the issuance of shares of Class A Common Stock (at the initial public offering price of $24.00 per share); (iv) the sale and issuance of 55.0 million shares of Class A Common Stock in the Offerings (at the initial public offering price of $24.00 per share) and the application of net proceeds therefrom to prepay certain amounts outstanding of the Company Notes payable to Parent; and (v) the issuance of shares of Class A Common Stock (at the initial public offering price of $24.00 per share) to prepay approximately $188.1 million which will constitute all remaining amounts outstanding of the Company Notes payable to Parent within 31 days following the Offerings Closing Date, assuming that the Underwriters' over-allotment options are not exercised.

     The Company historically has been dependent upon Parent for various services including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. The Company and Parent have entered into an agreement under which Parent will continue to provide these services to the Company for a period of one year from the Offerings Closing Date. In exchange for the provision of such services, fees will be payable to Parent in the amount of $1.25 million per month, subject to review and adjustment as the Company reduces the amount of services it obtains from Parent from time to time. After the initial term of such agreement, the Company will be required to extend the term of such agreement, engage others to perform such services or perform such services internally. No assurance can be given that Parent will continue to provide the Company such services after the initial term of the agreement, or that the cost of such services will not be higher if the Company purchases such services from unaffiliated providers or employs staff to handle such functions internally.

     The Company believes that its cash flow from operations and contemplated short-term and long-term debt financings will be sufficient to satisfy its future working capital, capital expenditure, acquisition and debt service requirements. The Company intends to enter into a revolving credit facility in the aggregate principal amount of $1.0 billion which will be available to be borrowed from time to time by the Company to be used for its working capital requirements and future acquisitions. The Company has obtained commitments from Bank of America National Trust and Savings Association, The Chase Manhattan Bank, The First National Bank of Chicago, NationsBank, N.A. and certain other lenders for a $1.0 billion revolving credit facility. The closing of such revolving credit facility is expected to occur after the Offerings Closing Date, but there can be no assurance that such financing will occur. If such financing does not occur, there can be no assurance that the Company will be able to obtain other debt financing on terms as favorable to the Company as currently proposed or as its existing indebtedness. The Company also believes that it will be able to procure bid and performance bonds, to arrange for revolving lines of credit and other financing as necessary, and to engage in hedging transactions, on commercially acceptable terms. Parent's bank credit facilities restrict the ability of Parent and its subsidiaries to incur indebtedness, incur liens, consummate certain asset sales, make certain investments, or enter into certain transactions with affiliates, subject to exceptions, and require Parent to maintain certain consolidated financial ratios. While the Company remains a subsidiary of Parent, the Company will continue to be subject to these restrictive covenants and financial ratios. Parent has amended its credit facilities to permit the Company to incur unsecured indebtedness in excess of $1.0 billion.

SEASONALITY

     The Company's operations can be adversely affected by periods of inclement weather which could delay the collection and disposal of waste, reduce the volume of waste generated or delay the construction or expansion of the Company's landfill sites and other facilities.

YEAR 2000 SYSTEMS COSTS

     The Company utilizes software and related technologies that may be affected by the date change in the year 2000 ("Year 2000"). The Company is in the process of evaluating the full scope and related costs to insure that the Company's systems continue to meet its internal needs and those of its customers. The majority of the Company's information systems are supported by third party vendors who are responsible for system modifications to address the Year 2000 issue. Anticipated costs for system modifications will be expensed as incurred and are not expected to have a material impact on the Company's consolidated results of operations. However, the Company cannot measure the impact that the Year 2000 issue will have on its vendors, suppliers, customers and other parties with which it conducts business.

NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," was issued by the Financial Accounting Standards Board in June 1997. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The provisions of this standard will not materially affect the Company's Consolidated Financial Statements.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This Prospectus contains certain statements that are "Forward Looking Statements," which include, among other things, the discussions of the Company's growth and operating strategies and expectations concerning market position, future operations, margins, revenue, profitability, liquidity and capital resources, as well as statements concerning the integration of the operations of acquired businesses and achievement of financial benefits and operational efficiencies in connection therewith. Forward Looking Statements are included in "Prospectus Summary," "Selected Financial Data," "Unaudited Condensed Consolidated Pro Forma Financial Statements," "Management's Discussions and Analysis of Financial Condition and Results of Operation," "Business," and elsewhere in this Prospectus. Although the Company believes that the expectations reflected in Forward Looking Statements are reasonable, the Company can give no assurance that such expectations will prove to have been correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, number of acquisitions and projected or anticipated benefits from acquisitions made by or to be made by the Company, or projections involving anticipated revenue, expenses, earnings, levels of capital expenditures, liquidity or indebtedness or operations of the Company and are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Company and any one of which, or a combination of which, could materially affect the results of the Company's operations. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, those that are disclosed in this section and under "Risk Factors" in this Prospectus. The Company assumes no duty to update the Forward Looking Statements.

                                    BUSINESS

INTRODUCTION

     The Company is a leading provider of non-hazardous solid waste collection and disposal services in the United States. Based on revenue for the year ended December 31, 1997, the Company is the fourth largest company in the domestic non-hazardous solid waste management industry. The Company provides solid waste collection services for commercial, industrial, municipal and residential customers through 96 collection companies in 24 states. The Company also owns or operates 54 transfer stations and 42 solid waste landfills.

     The Company had revenue of $1,127.7 million and $953.3 million and operating income of $201.3 million and $105.6 million for the years ended December 31, 1997 and 1996, respectively. The $174.4 million (or 18.3%) increase in revenue and the $95.7 million (or 90.6%) increase in operating income are primarily attributable to the successful execution of the Company's growth and operating strategies described below. In 1997, the Company's revenue was generated primarily from its solid waste collection operations (73.8%), with the remainder comprised of revenue from landfill disposal services (12.4%) and other operations (13.8%).

     Since 1995, the Company has acquired over 100 solid waste companies with an aggregate of over $1.0 billion in annual revenue. The Company believes that it is well positioned to continue to increase its revenue and operating income through acquisitions and internal growth. The Company's acquisition growth strategy is focused on the approximately $8.0 billion of revenue that was generated by over 5,000 privately-held solid waste companies in 1997. The Company believes that its ability to acquire many of these privately-held companies is enhanced by increasing competition in the solid waste industry, increasing capital requirements as a result of changes in solid waste regulatory requirements and the limited number of exit strategies for such companies' owners and principals. The Company's internal growth strategy is supported by its presence in high growth markets throughout the Sunbelt, including Florida, Georgia, Nevada, Southern California and Texas, and other domestic markets that have experienced higher than average population growth during the past several years. The Company believes that its presence in such markets positions it to experience growth at rates that are generally higher than the industry's overall growth rate.

INDUSTRY OVERVIEW

     Based on analyst reports and industry trade publications, the Company believes that the United States non-hazardous solid waste services industry generated revenue of approximately $35.0 billion in 1997, of which approximately 44% was generated by publicly-owned waste companies, 23% was generated by privately-held waste companies and 33% was generated by municipal and other local governmental authorities. The substantial majority of the publicly-owned companies' total revenue of approximately $15.4 billion was generated by only five companies, of which the Company was the fourth largest at year-end 1997. However, according to industry data, the domestic non-hazardous waste industry remains highly fragmented as the privately-held companies' total revenue of approximately $8.0 billion was generated by more than 5,000 companies.

     The Company believes that in recent years there has been a trend towards rapid consolidation in the solid waste collection industry, which has historically been characterized by numerous small companies. The Company believes that this trend will continue as a result of the following factors:

          Subtitle D Regulation. Subtitle D ("Subtitle D") of the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), and similar state regulations have significantly increased the amount of capital, technical expertise, operating costs and financial assurance obligations required to own and operate a landfill and other solid waste facilities. Many of the smaller industry participants have found these costs difficult, if not impossible, to bear. Large publicly-owned companies, such as the Company, have greater access to capital, and a lower cost of capital, available to finance such increased capital expenditures and costs, relative to many of the privately owned companies in the industry. Additionally, the required permits for landfill development, expansion or construction have become more difficult to acquire. Consequently, many smaller, independent operators have decided to either close their operations or sell them to larger operators with greater access to capital.

          Integration of Solid Waste Businesses. Vertically integrated solid waste companies gain further competitive advantage over non-integrated operators by being able to control the waste stream in a market through the collection, transfer and disposal process. The ability of the integrated companies to internalize the disposal of collected solid waste, coupled with access to significant capital resources to make acquisitions, has created an environment in which large publicly-owned integrated companies can operate more cost effectively and competitively than non-integrated operators.

          Municipal Privatization. The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization of municipal waste operations is often an attractive alternative to funding the changes required by Subtitle D.

     These developments, as well as the fact that there are a limited number of viable exit strategies for many of the owners and principals of numerous privately-held companies in the industry, have contributed to the overall consolidation trend in the solid waste industry.

GROWTH STRATEGY

     The Company's growth strategy is to increase revenue, gain market share and enhance stockholder value through acquisitions and internal growth. For certain risks related to the Company's growth strategy, see "Risk Factors."

- ACQUISITION GROWTH. As a result of the highly fragmented nature of the solid waste industry, the Company has been able to grow significantly through acquisitions. Since 1995, the Company has acquired over 100 solid waste companies with an aggregate of over $1.0 billion in annual revenue. The Company's acquisition growth strategy is to (i) acquire companies positioned for growth in existing and new markets, (ii) acquire well-managed companies and retain local management, (iii) expand its operations in existing markets by completing "tuck-in" acquisitions and (iv) acquire operations and facilities from municipalities that are privatizing. For certain risks involved with the Company's growth strategy, see "Risk Factors."

          Acquire Companies Positioned for Growth. In making acquisitions, the Company principally targets high quality businesses that will allow it to be, or provide it favorable prospects of becoming, a leading provider of integrated solid waste services in markets with favorable demographic growth. The Company generally has acquired, and will continue to seek to acquire, solid waste collection, transfer and disposal companies that (i) have strong operating margins, (ii) are in growth markets, (iii) are among the largest or have a significant presence in their local markets and (iv) have long-term contracts or franchises with municipalities and other customers. The Company is not limited to the foregoing target criteria for acquisitions, and may also acquire additional non-hazardous solid waste operations as opportunities arise. Although the Company continuously reviews possible acquisition candidates and is in discussions from time to time with one or more of such candidates, it currently has not entered into any agreements with respect to any significant acquisitions.

          Acquire Well-Managed Companies. The Company also seeks to acquire businesses that have experienced management teams that are willing to work for the Company. The Company generally retains the local management of the larger acquired companies in order to capitalize on their local market knowledge, community relations and name recognition, and to instill their entrepreneurial drive at all levels of operations. By furnishing the local management of such acquired companies with the Company's financial and marketing resources and technical expertise, such acquired companies are better able to secure additional municipal franchises and other contracts. This enables the Company to grow internally such acquired businesses at faster rates than the industry average.

          Expand Operations Through "Tuck-In" Acquisitions. Once it gains a foothold in a particular market, the Company focuses on acquiring smaller companies that also operate in that market and surrounding markets. Management teams at acquired companies are well positioned to more efficiently identify additional acquisition opportunities in their local markets. The operations of such smaller companies, upon being acquired by the Company, are "tucked-in" to the existing local subsidiary's operations. By acquiring smaller "tuck-in" companies that operate in markets already serviced by the Company, the Company not only is able to grow its revenue and increase its market share, but also is able to integrate operations and consolidate duplicative facilities and functions to maximize cost efficiencies and economies of scale.

          Acquire Privatizing Municipal Operations. The Company also seeks to acquire solid waste collection operations, transfer stations and landfills that are being privatized by municipalities and other governmental authorities. Many municipalities are seeking to outsource or sell these types of solid waste operations, as they lack the capital, technical expertise and/or operational resources necessary to comply with increasingly stringent regulatory standards and/or to compete effectively with private-sector companies.

- INTERNAL GROWTH. The Company's internal growth strategy is to take advantage of the higher than average population growth in the markets in which the Company operates by obtaining long-term exclusive franchise agreements and expanding its well-managed sales and marketing activities.

          Obtain Long-Term Contracts. The Company seeks to obtain long-term exclusive franchise agreements for the collection of solid waste in the high-growth markets in which it operates. By obtaining such long-term agreements, the Company has the opportunity to grow its contracted revenue base at the same rate as the underlying population growth in such markets. For example, the Company has secured exclusive, long-term franchise agreements in high-growth markets such as Orange County, California, Las Vegas, Nevada, Arlington, Texas and many areas of Florida. The Company believes that this positions it to experience internal growth rates that are generally higher than the overall industry's growth rate. In addition, the Company believes that by securing a base of long-term recurring revenue in growth markets, the Company is better able to protect its market position from competition and is less susceptible to downturns in economic conditions.

          Expand Sales and Marketing Activities. The Company's well-managed sales and marketing activities enable it to capitalize on its leading positions in many of the markets in which it operates. The Company currently has over 260 sales and marketing employees in the field, who are incentivized by a commission structure to generate high levels of revenue. For the most part, such employees directly solicit business from existing and prospective commercial, industrial, municipal and residential customers. The Company trains new and existing sales personnel with an emphasis on teaching sales personnel to understand the Company's rate and cost structures.

OPERATING STRATEGY

     The Company seeks to combine revenue growth with an increase in operating margins in order to enhance stockholder value. The Company's operating strategy to accomplish this goal is to (i) utilize the extensive industry knowledge and experience of the Company's executive management, (ii) utilize a decentralized management structure in overseeing day-to-day operations, (iii) internalize the disposal of waste collected by the Company, (iv) improve operating margins through economies of scale, cost efficiencies and asset utilization and (v) achieve high levels of customer satisfaction. For certain risks related to the Company's operating strategy, see "Risk Factors."

- LEAD WITH EXPERIENCED EXECUTIVE MANAGEMENT TEAM. The Company believes that it has one of the most experienced executive management teams among publicly-traded companies in the solid waste industry.

       H. Wayne Huizenga, the Company's Chairman and Chief Executive Officer, after several years of owning and operating private waste hauling companies in Florida, co-founded Waste Management in 1971. He served in various executive capacities with Waste Management for approximately 14 years, including President and Chief Operating Officer, from 1971 to 1984, which had by then become the world's largest integrated solid waste services company. From 1987 to 1994, Mr. Huizenga served as Chairman and Chief Executive Officer of Blockbuster, leading its growth from 19 stores to the world's largest video rental company. In August 1995, he became Chairman and Chief Executive Officer of Parent and in less than three years, Parent's Solid Waste Group acquired businesses with an aggregate of over $1.0 billion in annual revenue.

       Harris W. Hudson, the Company's Vice Chairman, worked closely with Mr. Huizenga, from 1964 until 1982, at Waste Management and at the private waste hauling firms they operated prior to the formation of Waste Management. In 1982, Mr. Hudson retired as Vice President of Waste Management of Florida, Inc., a subsidiary of Waste Management. In 1983, Mr. Hudson founded Hudson Management, a solid waste collection company in Florida, and served as its Chairman and Chief Executive Officer until it merged with Parent in August 1995. By that time, Hudson Management had grown to over $50.0 million in annual revenue, becoming one of Florida's largest privately-held solid waste collection companies based on revenue. Since August 1995, Mr. Hudson has served in various executive officer positions for Parent, including President and Vice Chairman.

       James H. Cosman, the Company's President and Chief Operating Officer, has served as President of Parent's Solid Waste Group since January 1997. Prior to joining Parent, Mr. Cosman was employed by Browning-Ferris for over 24 years. During that time, he served in various management positions, including Regional Vice President -- Northern Region.

       The other officers with responsibility for operational affairs of the Company have an average of over 15 years of management experience in the solid waste industry.

       Prior to the Distribution, Mr. Huizenga intends to resign as Chief Executive Officer of the Company as soon as the Company is able to appoint a successor, although Mr. Huizenga intends to remain as Chairman of the Board. It is currently anticipated that Messrs. Hudson and Cosman and such other officers will devote substantially all of their time to the management of the Company.

- UTILIZE DECENTRALIZED MANAGEMENT STRUCTURE. The Company maintains a relatively small corporate headquarters staff, relying on a decentralized management structure to minimize administrative overhead costs and to manage its day-to-day operations more efficiently. The Company's local management has extensive industry experience in growing, operating and managing solid waste companies, and substantial experience in their local geographic markets. The Company's four Regional Vice Presidents have an average of 21 years of experience in the industry, and the Company's 19 Area Presidents have an average of 16 years of experience in the industry. The Regional Vice Presidents and Area Presidents have extensive authority, responsibility and autonomy for operations within their geographic markets. Compensation for management within regions and areas is in large part based on the improvement in operating income produced in each manager's geographic area of responsibility. In addition, through long-term incentive programs, including stock options, the Company believes that it has one of the lowest turnover levels in the industry for its local management teams. As a result of retaining experienced managers with extensive local knowledge, community relations and name recognition, the Company is able to react rapidly to changes in its markets. The Company also seeks to implement the best practices of its various regions and areas throughout its operations to improve operating margins.

- INTERNALIZE WASTE DISPOSAL. The Company seeks to achieve a high rate of waste internalization by controlling waste streams from the point of collection through disposal. Through acquisitions and other market development activities, the Company creates market specific, vertically integrated operations typically consisting of one or more collection companies, transfer stations and landfills. The Company considers acquiring companies which own or operate landfills with significant permitted disposal capacity and appropriate levels of waste volume. The Company also seeks to acquire solid waste collection companies in markets in which its owns or operates landfills. In addition, the Company generates internal growth in its disposal operations by constructing new landfills and expanding its existing landfills from time to time in markets in which it has significant collection operations or in markets that it determines lack sufficient disposal capacity. During the quarter ended March 31, 1998, approximately 41% of the total volume of waste collected by the Company was disposed of at the Company's landfills. Because the Company does not have landfill facilities for all markets in which it provides collection services, the Company believes that through landfill and transfer station acquisitions and development it has the opportunity to increase its waste internalization rate.

- CAPITALIZE ON ECONOMIES OF SCALE AND COST EFFICIENCIES. To improve operating margins, the Company's management is focused on achieving economies of scale and cost efficiencies. The consolidation, or "tuck-in," of smaller acquired businesses into larger existing operations reduces costs by decreasing capital and expenses used in routing, personnel, equipment and vehicle maintenance, inventories and back-office administration. The Company is generally consolidating its administrative centers to reduce its general and administrative costs. In addition, the Company's size allows it to negotiate volume discounts for certain purchases, including waste disposal rates at landfills operated by third parties. The Company has reduced its selling, general and administrative expenses from 17.1% of consolidated revenue in 1995 to 10.4% of consolidated revenue in 1997. Furthermore, the Company has taken steps to increase its utilization of assets. For example, to reduce the number of collection vehicles, drivers are paid incentive wages based upon the number of customers they service on each route. In addition, routes are frequently analyzed and rerouted to ensure that the highest number of customers are efficiently serviced over the fewest possible miles. By using assets more efficiently, operating expenses are lowered significantly.

- ACHIEVE HIGH LEVELS OF CUSTOMER SATISFACTION. The Company complements its operating strategy with a goal of maintaining high levels of customer satisfaction. The Company's personalized sales process of periodically contacting commercial, industrial and municipal customers is intended to maintain relationships and ensure service is being properly provided.

OPERATIONS

     The Company's operations primarily consist of the collection and disposal of non-hazardous solid waste. Collection, landfill disposal, and other services accounted for approximately 73.8%, 12.4% and 13.8% of revenue, respectively, for the year ended December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Collection Services. The Company provides solid waste collection services to commercial, industrial, municipal and residential customers in 24 states through 96 collection companies. In 1997, the Company's revenue from collection services was derived approximately one third from services provided to commercial customers, one third from services provided to industrial customers, and one-third from services provided to municipal and residential customers. The Company's commercial and residential collection operations involve the curbside collection of refuse from small containers into collection vehicles for transport to transfer stations or directly to landfills. Commercial collection services are generally performed under one-year to three-year service agreements, and fees are determined by such considerations as market factors, collection frequency, type of equipment furnished, the type and volume or weight of the waste collected, the distance to the disposal facility and the cost of disposal.

     Residential solid waste collection services are typically performed under contracts with municipalities, which are generally secured by competitive bid and which give the Company exclusive rights to service all or a portion of the homes in their respective jurisdictions. Such contracts or franchises usually range in duration from one to five years, although some of the Company's exclusive franchises are for as long as 20 years. Residential solid waste collection services may also be performed on a subscription basis, in which individual households contract directly with the Company. The fees received for subscription residential collection are based primarily on market factors, frequency and type of service, the distance to the disposal facility and cost of disposal. In general, subscription residential collection fees are paid quarterly in advance by the residential customers receiving the service.

     In its industrial collection operations, the Company supplies its customers with waste containers commonly known as "roll-off" containers. The Company also rents compactors to large waste generators. Waste collection services are provided to individual industrial and construction facilities on a contractual basis with terms generally ranging from a single pickup to a one-year term. The Company also rents waste roll-off containers to construction sites and provides hauling services. The Company collects the roll-off containers or compacted waste and transports them either to a landfill, where the waste is disposed of, or to a transfer station.

     The Company owns or operates 54 transfer stations. Waste is deposited at these stations by the Company and other private haulers for compaction and transfer to trailers for transport to landfills, incinerators, recycling facilities or other disposal sites.

     The Company also currently provides recycling services in certain markets to meet customer demand. These services include the curbside collection of residential recyclable waste and the provision of a variety of recycling services to commercial and industrial customers.

     Disposal Services. The Company owns or operates 42 solid waste landfills with approximately 5,610 permitted acres and total available permitted disposal capacity of approximately 1.1 billion in-place cubic yards as of March 31, 1998. See "-- Properties." The in-place capacity of the Company's landfills is subject to change based on engineering factors, requirements of regulatory authorities and successful site expansions. Certain of the landfills accept non-hazardous special waste, including utility ash, asbestos and contaminated soils.

     Most of the Company's existing landfill sites have the potential for expanded disposal capacity beyond the currently permitted acreage. The Company monitors the availability of permitted disposal capacity at each of its landfills and evaluates whether to pursue expansion at a given landfill based on estimated future waste volumes and prices, remaining capacity and likelihood of obtaining expansion. The Company believes that each of its landfills currently has adequate permitted capacity. The Company is currently seeking to expand permitted capacity at certain of its landfills in connection with favorable design modifications.

     Other Services. The Company has 24 materials recovery facilities or other recycling operations primarily for the sorting of recyclable paper, aluminum, glass and other materials. Most of these recyclable materials are internally collected by the Company's residential collection operations. In certain areas, the Company receives certain types of commercial and industrial solid waste that is sorted at its facilities into recyclable materials and non-recyclable waste. The recyclable materials are salvaged, repackaged and sold to third parties and the non-recyclable waste is disposed of at landfills or incinerators. The Company's strategy, wherever possible, is to reduce its exposure to fluctuations in recyclable commodity prices by utilizing third parties' facilities, thereby minimizing its recycling investment. Long-term contracts for the sale of recycling materials are also used to mitigate the impact of commodity price fluctuations. The Company also has composting operations at which yard waste is composted, packaged and sold as mulch.

SALES AND MARKETING

     The Company seeks to provide quality services that will enable it to maintain high levels of customer satisfaction. The Company derives its business from a broad customer base which the Company believes will enable it to experience stable growth. Marketing efforts focus on continuing and expanding business with existing customers as well as attracting new customers.

     The Company has more than 260 sales and marketing employees. The Company's sales and marketing strategy is to provide high-quality comprehensive solid waste collection, recycling, transfer and disposal services to its customers at competitive prices. The Company targets potential customers of all sizes, from small quantity generators to large "Fortune 500" companies and municipalities.

     All marketing activity by the Company is local in nature. The Company generally does not change the tradenames of the local businesses that it acquires, and therefore it does not operate nationally under any one mark or tradename. Rather, the Company relies on the goodwill associated with the acquired companies' local tradenames as used in each geographic market in which it operates.

CUSTOMERS

     The Company provides collection services to commercial, industrial, municipal and residential customers. No one customer has individually accounted for more than 10% of the consolidated revenue of the Company in any of the last three years.

REGULATION

     The Company's facilities and operations are subject to a variety of federal, state and local requirements which regulate health, safety, the environment, zoning and land use. Operating and other permits are generally required for landfills, certain waste collection vehicles, fuel storage tanks and other facilities owned or operated by the Company, and these permits are subject to revocation, modification and renewal. Federal, state and local regulations vary, but generally govern wastewater or stormwater discharges, air emissions, the treatment, storage, transportation and disposal of hazardous and non-hazardous wastes and the remediation of contamination associated with the release of hazardous substances. Such regulations provide governmental authorities with strict powers of enforcement, which include the ability to obtain injunctions and/or impose fines or penalties in the case of violations, including criminal penalties. These regulations are administered by the U.S. Environmental Protection Agency ("EPA") and various other federal, state and local environmental, health and safety agencies and authorities, including the Occupational Safety and Health Administration of the U.S. Department of Labor ("OSHA").

     The Company strives to conduct its operations in compliance with applicable laws and regulations. However, in the existing climate of heightened environmental concerns, the Company, from time to time, has been issued citations or notices from governmental authorities which have resulted in the need to expend funds for remedial work and related activities at various of the Company's landfills and other facilities. The Company has established a reserve which it believes, based on currently available information, will be adequate to cover any potential regulatory costs. However, there can be no assurance that actual costs will not exceed the Company's reserve.

     Federal Regulation. The following summarizes the primary environmental and safety-related federal statutes of the United States affecting the facilities and operations of the Company:

          (1) The Solid Waste Disposal Act ("SWDA") as amended by RCRA. SWDA and its implementing regulations establish a framework for regulating the handling, transportation, treatment, storage and disposal of hazardous and non-hazardous solid wastes, and require states to develop programs to ensure the safe disposal of solid wastes in sanitary landfills.

          Subtitle D of RCRA establishes a framework for regulating the disposal of municipal solid wastes. Regulations under Subtitle D currently include minimum comprehensive solid waste management criteria and guidelines, including location restrictions, facility design and operating criteria, closure and post-closure requirements, financial assurance standards, groundwater monitoring requirements and corrective action standards, many of which have not commonly been in effect or enforced in the past in connection with municipal solid waste landfills. Each state was required to submit a permit program designed to implement Subtitle D regulations to the EPA by April 9, 1993. These state permit programs may include landfill requirements which are more stringent than those of Subtitle D. Some states have not yet fully implemented permit programs pursuant to RCRA and Subtitle D. Once a state has an approved permit program it is required to review all existing landfill permits to ensure compliance with the new regulations.

          All of the Company's planned landfill expansions or new landfill development projects have been engineered to meet or exceed Subtitle D requirements. Operating and design criteria for existing operations have been modified to comply with these new regulations. Compliance with the Subtitle D regulations has resulted in increased costs and may in the future require substantial additional expenditures in addition to other costs normally associated with the Company's waste management activities.

          (2) The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA, among other things, provides for the cleanup of sites from which there is a release or threatened release of a hazardous substance into the environment. CERCLA may impose strict, joint and several liability for the costs of cleanup and for damages to natural resources upon current owners and operators of the site, parties who were owners or operators of the site at the time the hazardous substances were disposed of, parties who transported the hazardous substance to the site and parties who arranged for disposal at the site. Under the authority of CERCLA and its implementing regulations, detailed requirements apply to the manner and degree of investigation and remediation of facilities and sites where hazardous substances have been or are threatened to be released into the environment. CERCLA liability is not dependent upon the existence or disposal of "hazardous wastes" but can also be based upon the existence of small quantities of more than 700 "substances" characterized by the EPA as "hazardous," many of which may be found in common household waste.

          Among other things, CERCLA authorizes the federal government to investigate and remediate sites at which hazardous substances have been or are threatened to be released into the environment, or to order (or offer an opportunity to) persons potentially liable for the cleanup of the hazardous substances to do so. In addition, CERCLA requires the EPA to establish a National Priorities List ("NPL") of sites at which hazardous substances have been or are threatened to be released and which require investigation or cleanup.

          Liability under CERCLA is not dependent upon the intentional disposal of hazardous wastes. It can be founded upon the release or threatened release, even as a result of unintentional, non-negligent or lawful action, of thousands of hazardous substances, including very small quantities of such substances. Thus, even if the Company's landfills have never received hazardous wastes as such, it is possible that one or more hazardous substances may have come to be located or "released" at its landfills or at other properties which the Company may have owned or operated. The Company could thus be liable under CERCLA for the cost of cleaning up such hazardous substances at such sites and for damages to natural resources, even if those substances were deposited at the Company's facilities before the Company acquired or operated them. The costs of a CERCLA cleanup can be very expensive. Given the difficulty of obtaining insurance for environmental impairment liability, such liability could have a material impact on the Company's business and financial condition. For a further discussion, see "-- Liability Insurance and Bonding."

          (3) The Federal Water Pollution Control Act of 1972 (the "Clean Water Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites, into streams, rivers and other waters. Point source runoff from the Company's landfills and transfer stations that is discharged into surface waters must be covered by discharge permits that generally require the Company to conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in those discharges. Storm water discharge regulations under the Clean Water Act require a permit for certain construction activities, which may affect the Company's operations. If a landfill or transfer station discharges wastewater through a sewage system to a publicly-owned treatment works ("POTW"), the facility must comply with discharge limits imposed by the POTW. In addition, states may adopt groundwater protection programs under the Clean Water Act or Safe Drinking Water Act that could affect solid waste landfills. Furthermore, development which alters or affects "wetlands" must generally be permitted prior to such development commencing, and certain mitigation requirements may be required by the permitting agencies.

          (4) The Clean Air Act. The Clean Air Act imposes limitations on emissions from various sources, including landfills. On March 12, 1996, the EPA enacted rules that require large municipal solid waste landfills to install landfill gas monitoring systems. These EPA regulations apply to landfills that have been operating since November 8, 1987, and that can accommodate 2.5 million cubic meters or more of municipal solid waste. The regulations apply whether the landfill is active or closed. The date by which each affected landfill must have the required gas collection and control system is dependent upon the adoption of state regulations and the date the EPA approves the state program. Many state regulatory agencies currently require monitoring systems for the collection and control of landfill gas. Compliance with the new EPA regulations is not expected to have a material effect on the Company.

          (5) The Occupational Safety and Health Act of 1970 (the "OSH
     Act"). The OSH Act authorizes OSHA to promulgate occupational safety and health standards. Various of these standards, including standards for notices of hazardous chemicals and the handling of asbestos, apply to the Company's facilities and operations.

     State Regulation. Each state in which the Company operates has its own laws and regulations governing solid waste disposal, water and air pollution and, in most cases, releases and cleanup of hazardous substances and liability for such matters. States also have adopted regulations governing the design, operation, maintenance and closure of landfills and transfer stations. The Company's facilities and operations are likely to be subject to these types of requirements. In addition, the Company's solid waste collection and landfill operations may be affected by the trend in many states toward requiring the development of waste reduction and recycling programs. For example, several states have enacted laws that require counties or municipalities to adopt comprehensive plans to reduce, through waste planning, composting, recycling or other programs, the volume of solid waste deposited in landfills. Additionally, laws and regulations restricting the disposal of certain wastes, including yard waste, newspapers, beverage containers, unshredded tires, lead-acid batteries and household appliances, in solid waste landfills have been promulgated in several states and are being considered in others. Legislative and regulatory measures to mandate or encourage waste reduction at the source and waste recycling also are under consideration by Congress and the EPA.

     In order to construct, expand and operate a landfill, one or more construction or operating permits, as well as zoning approvals, must be obtained. These are difficult and time-consuming to obtain, are often opposed by neighboring landowners and citizens' groups, may be subject to periodic renewal and are subject to modification and revocation by the issuing agency. In connection with the Company's acquisition of existing landfills, it may be necessary to expend considerable time, effort and money to bring the acquired facilities into compliance with applicable requirements and to obtain the permits and approvals necessary to increase their capacity.

     Many of the Company's facilities own and operate underground storage tanks ("USTs") which are generally used to store petroleum-based products. USTs are generally subject to federal, state and local laws and regulations that mandate periodic testing, upgrading, closure and removal of USTs and that, in the event of leaks from USTs, require that polluted groundwater and soils be remediated. The Company has a number of USTs which, under federal regulations, will have to be upgraded, removed or closed in place by December 22, 1998. The exact nature and extent of associated costs cannot be assessed until the Company has conducted soil or groundwater testing in connection with the upgrading, removal and/or closure of the USTs. If USTs owned or operated by the Company leak, and such leakage migrates onto the property of others, the Company could be liable for response costs and other damages to third parties. Compliance with regulations related to USTs is not expected to have a material adverse effect on the Company.

     Finally, with regard to its solid waste transportation operations, the Company is subject to the jurisdiction of the Interstate Commerce Commission and is regulated by the Federal Highway Administration, Office of Motor Carriers and by regulatory agencies in each state. Various states have enacted, or are considering enacting, laws and regulations that would restrict the interstate transportation and processing of solid waste. In 1978, the United States Supreme Court held similar laws and regulations unconstitutional; however, states have attempted to distinguish proposed laws and regulations from the laws and regulations involved in that ruling. In May 1994, the Supreme Court ruled that state and local flow control laws and ordinances (which attempt to restrict waste from leaving its place of generation) were an impermissible burden on interstate commerce, and therefore, were unconstitutional. In response to these Supreme Court rulings, Congress has considered passing legislation authorizing states and local governments to restrict the free movement of solid waste in interstate commerce. If federal legislation authorizing state and local governments to restrict the free movement of solid waste in interstate commerce is enacted, such legislation could adversely affect the Company's operations.

     The Company has a reserve for environmental and landfill costs, which includes landfill site closure and post-closure costs. The Company periodically reassesses such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of Subtitle D of RCRA and adjusts its accruals accordingly. Based on current information and regulatory requirements, the Company believes that its reserve for such environmental expenditures is adequate. However, environmental laws may change, and there can be no assurance that the Company's reserves will be adequate to cover requirements under existing or new environmental regulations, future changes or interpretations of existing regulations or the identification of adverse environmental conditions previously unknown to the Company. See "Management's Discussion and

Analysis of Financial Condition and Results of Operation -- Environmental and Landfill Matters" and "Risk Factors -- Environmental Regulation."

COMPETITION

     The Company operates in a highly competitive industry, which is changing as a result of rapid consolidation. Entry into the Company's business and the ability to operate profitably in such industry requires substantial amounts of capital and managerial experience.

     Competition in the non-hazardous solid waste industry comes from a number of large, national publicly-owned companies, including Waste Management, Browning-Ferris, USA Waste Services, Inc. and Allied Waste Industries, Inc., numerous regional publicly- and privately-owned solid waste companies, and from thousands of small privately-owned companies, in their respective markets. Some of the Company's publicly-owned competitors also are engaging in aggressive acquisition strategies. Certain of the Company's competitors have significantly larger operations, and may have significantly greater financial resources, than the Company. In addition to national and regional firms and numerous local companies, the Company competes with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to the availability of tax revenues and tax-exempt financing.

     The Company competes for collection accounts primarily on the basis of price and the quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract.

     In each market in which it owns or operates a landfill, the Company competes for landfill business on the basis of tipping fees, geographical location and quality of operations. The Company's ability to obtain landfill business may be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. There also has been an increasing trend at the state and local levels to mandate waste reduction at the source and to prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. This may result in the volume of waste going to landfills being reduced in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. In addition, most of the states in which the Company operates landfills have adopted plans or requirements that set goals for specified percentages of certain solid waste items to be recycled.

LIABILITY INSURANCE AND BONDING

     The nature of the Company's business exposes it to the risk of liabilities arising out of its operations, including possible damages to the environment. Such potential liabilities could involve, for example, claims for remediation costs, personal injury, property damage, and damage to the environment in cases where the Company may be held responsible for the escape of harmful materials; claims of employees, customers or third parties for personal injury or property damage occurring in the course of the Company's operations; or claims alleging negligence or professional errors and omissions in the planning or performance of work. The Company could also be subject to fines and civil and criminal penalties in connection with alleged violations of regulatory requirements. Because of the nature and scope of the possible environmental damages, liabilities imposed in environmental litigation can be significant. The majority of the Company's solid waste operations have third party environmental liability insurance with limits in excess of those required by permit regulations, subject to certain limitations and exclusions. However, there is no assurance that the limits of such environmental liability insurance would be adequate in the event of a major loss, nor is there assurance that the Company would continue to carry environmental liability insurance should market conditions in the insurance industry make such coverage costs prohibitive.

     The Company participates in Parent's combined risk management programs for general liability, vehicle liability, workers compensation and employer's liability claims, as well as umbrella liability policies to provide excess coverage over the underlying limits contained in these primary policies. The Company also carries property insurance. Although the Company strives to operate safely and prudently and has, subject to certain limitations and exclusions, substantial liability insurance, no assurance can be given that the Company will not be exposed to uninsured liabilities which could have a material adverse effect on its financial condition.

     In the normal course of business, the Company may be required to post a performance bond or a bank letter of credit in connection with municipal residential collection contracts, the operation, closure or post-closure of landfills, certain remediation contracts, certain environmental permits, and certain business licenses and permits. Bonds issued by surety companies operate as a financial guarantee of the Company's performance. To date, the Company has satisfied financial responsibility requirements by making cash deposits, obtaining bank letters of credit or by obtaining surety bonds.

LEGAL PROCEEDINGS

     The Company generally is and will continue to be involved in various administrative and legal proceedings in the ordinary course of business. No assurance can be given with respect to the outcome of these proceedings or the effect such outcomes may have on the Company, or that the Company's insurance coverages or reserves with respect thereto are adequate. Citizen's groups have become increasingly active in challenging the grant or renewal of permits and licenses for landfills and other waste facilities, and responding to such challenges has further increased the costs and extended the time associated with establishing new facilities or expanding existing facilities. A significant judgment against the Company, the loss of significant permits or licenses, or the imposition of a significant fine could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     Except for routine litigation incidental to the business of the Company, there are no pending material legal proceedings to which the Company is a party or to which any of its property is subject. The Company believes that the outcome of the proceedings to which it is currently a party will not have a material adverse effect upon its financial condition, results of operations or prospects. However, unfavorable resolution of any such proceedings could affect the consolidated results of operations, or cash flows for the quarterly period in which they are resolved.

EMPLOYEES

     As of June 1998, the Company employed approximately 9,400 full-time employees, approximately 2,100 of whom were covered by collective bargaining agreements. The management of the Company believes that it has good relations with its employees.

PROPERTIES

     The Company's corporate headquarters are located in Ft. Lauderdale, Florida in premises leased from Parent. See "Certain Transactions." As of April 1998, the Company owned approximately 4,700 collection vehicles. Certain of the property and equipment of the Company are subject to liens securing payment of portions of the Company's indebtedness. The Company also leases certain of its offices and equipment. The Company believes that all of its facilities are sufficient for its current needs.

     The following table provides certain information regarding the landfills owned or operated by the Company as of March 31, 1998:

                                                                                               UNUSED
                                                                         TOTAL    PERMITTED   PERMITTED
              LANDFILL NAME                        LOCATION             ACREAGE    ACREAGE     ACREAGE
              -------------                        --------             -------   ---------   ---------
  Anderson.............................  Anderson, California            1,200        150         103
  Apex.................................  Clark County, Nevada            2,340      1,233       1,153
  Broadhurst Landfill(1)...............  Jesup, Georgia                    900         90          73
  C&T Regional.........................  Linn, Texas                       194         94          40
  Capital Waste & Recycling
    Disposal...........................  Rotterdam, New York                33          5          --
  Charter Waste........................  Abilene, Texas                    396        300         266
  Cleveland Container..................  Shelby, North Carolina            183         34          --
  CWI Florida (f/k/a Schofield)........  Winter Haven, Florida              80         60          12
  Dozit Landfill.......................  Morganfield, Kentucky             232         47          33
  East Carolina Landfill...............  Aulander, North Carolina          729        108          71
  Epperson Landfill....................  Williamstown, Kentucky            704        100          58
  Forest Lawn..........................  Three Oaks, Michigan              387        126          51
  Green Valley Landfill................  Ashland, Kentucky                 263         37          12
  Holland Excavating...................  DeLand, Florida                    60         24          15
  Laughlin(1)..........................  Laughlin, Nevada                   80         40           6
  Los Mangos(2)........................  Alajuela, Costa Rica               41         24           8
  National Serv-All....................  Fort Wayne, Indiana               519        204          35
  Nine Mile Road.......................  St. Augustine, Florida            154         19          --
  Northeast Sanitary...................  Eastover, South Carolina           73         42          15
  Northwest Tennessee..................  Union City, Tennessee             600        120          99
  Oak Grove............................  Winder, Georgia                   202         60          39
  Ohio County Balefill(1)..............  Beaver Dam, Kentucky              908        179         143
  Pepperhill...........................  North Charleston, South            37         22          17
                                         Carolina
  Pine Ridge...........................  Griffin, Georgia                  850        101          91
  Pinellas(1)..........................  St. Petersburg, Florida           750        478         200
  Presidio(1)..........................  Presidio, Texas                    10         10           6
  Republic/Alpine(1)...................  Alpine, Texas                      96         85          63
  Republic/CSC.........................  Avalon, Texas                     289        254         183
  Republic/Imperial....................  Imperial, California              230         73          37
  Republic/Maloy.......................  Campbell, Texas                   389        270         205
  Safety Lights........................  Memphis, Tennessee                 49         21          11
  San Angelo(1)........................  San Angelo, Texas                 283        283         155
  Southern Illinois Regional...........  DeSoto, Illinois                  219        113          35
  Springfield Environmental............  Mt. Vernon, Indiana                54         25          14
  Swiftcreek Landfill..................  Macon, Georgia                    792         73          41
  Tay-Ban..............................  Birch Run, Michigan               138         43          10
  Tri-K Landfill.......................  Stanford, Kentucky                572         64          49
  United Refuse........................  Fort Wayne, Indiana               305         84          22
  Upper Piedmont Environmental.........  Roxboro, North Carolina           614         70          62
  Uwharrie Landfill(1).................  Mt. Gilead, North Carolina        905        119          75
  Victory Environmental................  Terre Haute, Indiana              461        260         138
  Wabash Valley........................  Wabash, Indiana                   262         66          18
                                                                        ------      -----       -----
  Total................................                                 17,583      5,610       3,664
                                                                        ======      =====       =====

---------------

(1) Operated but not owned by the Company.
(2) The Company is currently in the process of selling this landfill to divest itself of all foreign operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER OFFICERS

     The directors, executive officers and other officers of the Company are as follows:

NAME                                   AGE                      POSITION
----                                   ---                      --------
                                             Chairman of the Board and Chief Executive
H. Wayne Huizenga....................  60    Officer
Harris W. Hudson.....................  55    Vice Chairman and Director
James H. Cosman......................  55    President and Chief Operating Officer
                                             Senior Vice President and Chief Financial
Michael S. Karsner...................  39    Officer
Tod C. Holmes........................  49    Vice President -- Finance
Matthew E. Davies....................  40    Vice President -- Disposal
Thomas E. Miller.....................  43    Vice President -- Hauling Operations

  Directors and Executive Officers

     H. WAYNE HUIZENGA was named Chairman of the Board and Chief Executive Officer of the Company effective May 1998. Mr. Huizenga has served as the Chairman of the Board of Parent since August 1995 and as Co-Chief Executive Officer of Parent since October 1996. From August 1995 until October 1996, Mr. Huizenga served as Chief Executive Officer of Parent. Since September 1996, Mr. Huizenga has served as the Chairman of the Board of Florida Panthers Holdings, Inc. ("Panthers Holdings"), a sports, entertainment and leisure company that owns and operates the Florida Panthers professional sports franchise and certain luxury resort hotels and other facilities. Since January 1995, Mr. Huizenga also has served as the Chairman of the Board of Extended Stay America, Inc., an operator of extended stay lodging facilities. From September 1994 until October 1995, Mr. Huizenga served as the Vice Chairman of Viacom Inc. ("Viacom"), a diversified entertainment and communications company. During such period, Mr. Huizenga also served as the Chairman of the Board of Blockbuster Entertainment Group, a division of Viacom. From April 1987 through September 1994, Mr. Huizenga served as the Chairman of the Board and Chief Executive Officer of Blockbuster, during which time he helped build Blockbuster from a 19-store chain into the world's largest video rental company. In September 1994, Blockbuster merged into Viacom. In 1971, Mr. Huizenga co-founded Waste Management, which he helped build into the world's largest integrated solid waste services company, and he served in various capacities, including President, Chief Operating Officer and a director from its inception until 1984. Mr. Huizenga also owns or controls the Miami Dolphins and Florida Marlins professional sports franchises, as well as Pro Player Stadium, in South Florida.

     HARRIS W. HUDSON was named Vice Chairman and a director of the Company effective May 1998. Mr. Hudson has served as a director of Parent since August 1995 and as Vice Chairman of the Parent and Chairman of Parent's Solid Waste Group since October 1996. From August 1995 until October 1996, Mr. Hudson served as President of Parent. From May 1995 until August 1995, Mr. Hudson had served as a consultant to Parent. From 1983 until August 1995, Mr. Hudson served as Chairman of the Board, Chief Executive Officer and President of Hudson Management Corporation, a solid waste collection company that he founded, which was acquired by the Parent in August 1995. From 1964 to 1982, Mr. Hudson served as Vice President of Waste Management of Florida, Inc., a subsidiary of Waste Management and its predecessor. Mr. Hudson also serves as a director of Panthers Holdings and is a limited partner of the Florida Marlins.

     JAMES H. COSMAN was named President and Chief Operating Officer of the Company effective May 1998. Mr. Cosman has served as President and Chief Operating Officer of Parent's Solid Waste Group since January 1997. From 1972 until December 1996, Mr. Cosman served in various positions with Browning Ferris, including Regional Vice President -- Northern Region from 1993 to 1996, Regional Vice President -- Mid America Region from 1989 to 1993, Regional Vice President -- South Central Region from 1979 to 1988 and District Manager from 1975 to 1979.

     MICHAEL S. KARSNER was named Senior Vice President and Chief Financial Officer of the Company effective May 1998. Mr. Karsner has served as Senior Vice President and Chief Financial Officer of Parent since October 1996. From May 1996 until September 1996, Mr. Karsner served as Senior Vice President and Chief Financial Officer of Dole Food Company, Inc. ("Dole"), a multinational packaged food company, from February 1995 until May 1996 he served as Vice President, Chief Financial Officer and Treasurer of Dole, and from January 1994 until February 1995 he served as Vice President and Treasurer of Dole. From January 1990 through December 1993, Mr. Karsner served as Vice President and Treasurer of the Black & Decker Corporation, a multinational consumer products company.

     TOD C. HOLMES was named Vice President -- Finance of the Company effective June 1998. Mr. Holmes has served as Vice President of Finance of Parent's Solid Waste Group since January 1998. From 1987 to 1996, Mr. Holmes served in various positions with Browning Ferris, including Vice President, Investor Relations from 1996 to 1998, Divisional Vice President, Collection Operations from 1995 to 1996, Divisional Vice President and Regional Controller (Northern Region) from 1993 to 1995 and Divisional Vice President and Assistant Corporate Controller from 1991 to 1993.

  Other Officers

     MATTHEW E. DAVIES was named Vice President -- Disposal of the Company effective June 1998. Mr. Davies has served as Vice President of Landfills & Transfer Stations of Parent's Solid Waste Group since February 1997. Prior to that, from 1985 to January 1997, Mr. Davies served in various positions with Browning Ferris, including Divisional Vice President for Disposal Operations from 1992 to January 1997, Regional Manager Landfill Operations from 1987 to 1992 and Corporate Project Manager from 1985 to 1987.

     THOMAS E. MILLER was named Vice President -- Hauling Operations of the Company effective June 1998. Mr. Miller has served as Vice President of Operations of Parent's Solid Waste Group since February 1997. From 1990 to February 1997, Mr. Miller served in various positions with Browning Ferris, including District Vice President from 1996 to February 1997, Regional Operations Manager (Northern Region) from 1993 to 1996 and Regional Medical Waste and Recycling Manager from 1990 to 1995.

     There is no family relationship between any of the executive officers and directors of the Company, except that Mr. Huizenga is Mr. Hudson's brother-in-law. The executive officers of the Company are selected by and serve at the discretion of the Board. The directors of the Company hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

     The Board expects to promptly identify a number of additional candidates, some of whom may not be affiliated with the Company or Parent, for election as directors and/or appointment as executive officers by the Board. Prior to the Distribution, Mr. Huizenga intends to resign as Chief Executive Officer of the Company as soon as the Company is able to appoint a successor, although Mr. Huizenga intends to remain as Chairman of the Board. In addition, prior to the Distribution, Mr. Karsner intends to resign as Senior Vice President and Chief Financial Officer of the Company as soon as the Company is able to appoint a successor.

     The Board will develop the Company's business strategy, establish the overall policies and standards for the Company and review the performance of management in executing the business strategy and implementing the Company's policies and standards. The directors will be kept informed of the Company's operations at meetings of the Board and committees of the Board, through reports and analyses presented to the Board, and by discussions with management. Significant communications between the directors and management also are expected to occur apart from meetings of the Board and committees of the Board.

COMMITTEES OF THE BOARD

     The Board has established three committees: the Executive Committee, the Audit Committee, and the Compensation Committee.

     The Executive Committee has full authority to exercise all the powers of the Board between meetings of the Board, except as reserved by the Board. The Executive Committee does not have the power to elect or remove executive officers, approve a merger of the Company, recommend a sale of substantially all of the Company's assets, recommend a dissolution of the Company, amend the Certificate or Bylaws, declare dividends on the Company's outstanding securities, or, except as authorized by the Board, issue any Common

Stock or preferred stock. The Board has given the Executive Committee the authority to approve acquisitions, borrowings, guarantees and other transactions individually not involving more than $100 million in cash, securities (including Common Stock to be issued by the Company) or other consideration. Effective upon the Offerings Closing Date, Messrs. Huizenga and Hudson will be appointed as the members of the Executive Committee.

     The Audit Committee has the power to oversee the retention, performance and compensation of the independent public accountants for the Company, and the establishment and oversight of such systems of internal accounting and auditing control as it deems appropriate. The Company intends to appoint at least two independent directors as members of the Audit Committee.

     The Compensation Committee reviews and approves the compensation of executive officers of the Company, including payment of salaries, bonuses and incentive compensation, determines the Company's compensation philosophy and programs, and administers the Company's stock option plans. The Company intends to appoint at least two independent directors as members of the Compensation Committee.

EXECUTIVE COMPENSATION

  Summary Compensation Information

     Immediately following the Offerings Closing Date, the base salaries and bonuses of the Named Officers (as defined below) will be at levels determined by Parent. Subsequent to the Distribution, the base salaries and bonuses of all executive officers of the Company will be determined by the Compensation Committee of the Company. It is anticipated that the base salaries paid by the Company to all executive officers compensated by the Company rather than Parent will initially be comparable to present base salaries being paid by Parent, subject to such adjustments as may be determined in the normal course of business. Following the Offerings Closing Date, Messrs. Huizenga and Karsner will not receive any compensation as executive officers directly from the Company. A portion of the compensation paid by Parent to Mr. Karsner has been allocated to the Company and is included in the fee payable by the Company to Parent under the Services Agreement. See "Certain Transactions -- Services Agreement."

     The following tables set forth certain compensation information with respect to the Company's Chief Executive Officer and the three other most highly compensated executive officers of the Company based upon amounts paid or accrued by Parent for services rendered to Parent and its subsidiaries in all capacities with Parent during the year ended December 31, 1997 (collectively, the "Named Officers"). The Company had no other executive officers whose salary and bonus exceeded $100,000 in 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                          ANNUAL COMPENSATION            ------------
                                                 -------------------------------------    SECURITIES
                                                                        OTHER ANNUAL      UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION WITH PARENT   YEAR    SALARY     BONUS     COMPENSATION(1)    OPTIONS(2)    COMPENSATION
---------------------------------------   ----   --------   --------   ---------------   ------------   ------------
H. Wayne Huizenga.......................  1997         --         --          --          1,524,017             --
  (Chairman and Co-Chief                  1996         --         --          --            465,117             --
  Executive Officer)(3)                   1995         --         --          --          3,000,000             --

Harris W. Hudson........................  1997   $395,769   $100,000          --            324,672             --
  (Vice Chairman)(4)                      1996   $286,501         --          --            186,047             --
                                          1995   $115,804         --          --            802,020             --

Michael S. Karsner......................  1997   $337,820   $ 81,250          --             10,000       $234,507(6)
  (Senior Vice President                  1996   $104,167   $ 50,000          --            250,000             --
  and Chief Financial Officer)(5)         1995         --         --          --                 --             --

James H. Cosman.........................  1997   $300,000   $ 75,000          --            163,333       $ 33,775(8)
  (President and Chief Operating          1996         --         --          --                 --
  Officer Solid Waste Group)(7)           1995         --         --          --                 --

                                                  Footnotes on following page

---------------

 (1) The aggregate total value of perquisites and other personal benefits, securities or property did not equal $50,000 or ten percent of the annual salary and bonus for any Named Officer during either 1995, 1996 or 1997.
 (2) All options relate to shares of Parent Common Stock.
 (3) Mr. Huizenga's employment with Parent began in August 1995. He is not paid any cash salary or bonus.
 (4) Mr. Hudson's employment with Parent began in August 1995.
 (5) Mr. Karsner's employment with Parent began in October 1996.
 (6) Includes $136,803 of relocation expenses for Mr. Karsner and $97,704 reimbursed by Parent for the payment of taxes by Mr. Karsner incurred thereon.
 (7) Mr. Cosman's employment with Parent began in January 1997.
 (8) Consists of certain relocation expenses for Mr. Cosman.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                         INDIVIDUAL GRANTS
                        ---------------------------------------------------            POTENTIAL REALIZABLE
                                        PERCENT                                          VALUE AT ASSUMED
                        NUMBER OF       OF TOTAL                                      ANNUAL RATES OF STOCK
                        SECURITIES      OPTIONS                                         PRICE APPRECIATION
                        UNDERLYING     GRANTED TO                                        FOR OPTION TERM
                         OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION   --------------------------------------
NAME                    GRANTED(1)   FISCAL YEAR(2)    PRICE      DATE(3)         0%           5%            10%
----                    ----------   --------------   --------   ----------   ----------   -----------   -----------
H. Wayne Huizenga.....  1,524,017          9.3%       $28.625      1/3/07     $2,000,272   $27,435,520   $69,526,994
Harris W. Hudson......    324,672          2.0%        28.625      1/3/07        426,132     5,844,781    14,811,822
Michael S. Karsner....     10,000            *         28.625      1/3/07         13,125       180,021       456,209
James H. Cosman.......    163,333          1.0%         30.00      1/2/07             --     3,081,577     7,809,322

---------------

 *  Less than 1%
(1) All options relate to shares of Parent Common Stock.
(2) Calculated as a percent of total options of Parent Common Stock granted to all Parent employees.
(3) Mr. Huizenga's option grant is immediately exercisable in full; the option grants for the other Named Officers vest over a four-year period at the rate of 25% per year commencing on the first anniversary of the date of grant.

                             YEAR-END OPTION VALUES

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                             OPTIONS AT               IN-THE-MONEY OPTIONS
                                                        DECEMBER 31, 1997(1)          DECEMBER 31, 1997(1)
                                                     ---------------------------   ---------------------------
NAME                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                                 -----------   -------------   -----------   -------------
H. Wayne Huizenga..................................   4,989,134            --      $38,405,528            --
Harris W. Hudson...................................     297,522       815,217        7,354,617    $5,885,820
Michael S. Karsner.................................      62,500       197,500               --            --
James H. Cosman....................................          --       163,333               --            --

---------------

(1) All options relate to shares of Parent Common Stock.

COMPENSATION OF DIRECTORS

     Following the Offerings Closing Date, the Company may grant options to purchase shares of Class A Common Stock to non-employee directors of the Company under the 1998 Stock Incentive Plan. See "-- Stock Incentive Plan." Other than as will be provided in such Plan and the reimbursement of reasonable expenses incurred with attending Board and Committee meetings, the Company has not yet adopted specific policies on directors' compensation and benefits following the Offerings Closing Date.

SEVERANCE AGREEMENTS

     Messrs. Cosman and Holmes entered into severance agreements with Parent when hired by Parent. Pursuant to Mr. Cosman's severance agreement, if his employment with Parent is terminated without cause during the first 36 months of his employment, then Mr. Cosman is entitled to continue to receive severance pay equal to $300,000 per annum for a period equal to the greater of the balance of such 36-month period or 12 months. Such 36-month period expires on December 31, 1999. The Company will assume Parent's severance obligations under Mr. Cosman's agreement prior to the Offerings Closing Date. Mr. Cosman will not be entitled to any severance payments as a result of the Separation and Distribution.

     Mr. Holmes' severance agreement provides that if his employment with Parent is terminated without cause during the first 24 months of his employment, then Mr. Holmes is entitled to continue to receive severance pay equal to $200,000 per annum for a period equal to the greater of the balance of such 24-month period or 12 months. Mr. Holmes's severance agreement also provides that if his employment with Parent is terminated without cause after the first 24 months of his employment, then Mr. Holmes is entitled to continue to receive his base monthly salary for a period of 12 months. All options granted under Parent's stock option plans would continue to vest throughout the severance period. Mr. Holmes will not be entitled to any severance payments as a result of the Separation and Distribution.

STOCK INCENTIVE PLAN

     The Company currently intends to adopt a 1998 Stock Incentive Plan ("Stock Incentive Plan") prior to the Offerings Closing Date, to provide for the grant of options to purchase shares of Class A Common Stock, stock appreciation rights and stock grants to employees, non-employee directors and independent contractors of the Company who are eligible to participate in the Stock Incentive Plan. The Company intends to reserve 20,000,000 shares of Class A Common Stock for issuance pursuant to options granted under the Stock Incentive Plan and Substitute Options (as defined below). The Company has agreed that prior to the Distribution Date it will not award options that, if exercised, would cause Parent's ownership of the Common Stock to fall below the Required Distribution Percentage or otherwise prevent the Distribution from qualifying as a tax-free distribution under Section 355 of the Code. See "Certain
Transactions -- Separation and Distribution Agreement."

401(K) PLAN

     The Company currently intends to adopt a 401(k) Savings and Retirement Plan that is intended to qualify for preferential tax treatment under section 401(a) of the Code ("401(k) Plan"). Although the Company has not yet adopted the specific terms of the 401(k) Plan, the Company intends that most of the employees of the Company will be eligible to participate in the 401(k) Plan upon adoption.

OWNERSHIP OF PARENT COMMON STOCK BY THE COMPANY'S DIRECTORS AND EXECUTIVE
OFFICERS

     No present or future officer or director currently owns any shares of Common Stock, all of which are currently owned by Parent. Upon consummation of the Distribution, such directors and officers will receive shares of Class B Common Stock in respect of shares of Parent Common Stock held by them on the record date for the Distribution. The following table sets forth the number of shares of Parent Common Stock beneficially owned on June 12, 1998 by each of the Company's directors and director nominees, the Named Officers and all directors and executive officers of the Company as a group. Except as otherwise noted, the individual director, director nominee or executive officer or their family members had sole voting and investment power with respect to such securities. Percentages of shares beneficially owned are based upon 455,804,071 shares of Parent Common Stock outstanding at June 12, 1998, plus for each person named below any shares of Parent Common Stock that may be acquired by such person within 60 days of such date upon exercise of outstanding stock options or warrants.

                                                          SHARES BENEFICIALLY
                                                                 OWNED
                                                          --------------------
NAME                                                        NUMBER     PERCENT
----                                                      ----------   -------
H. Wayne Huizenga(1)....................................  31,801,912     6.8
Harris W. Hudson(2).....................................  19,421,981     4.2
Michael S. Karsner(3)...................................      65,000       *
James H. Cosman(4)......................................      48,834       *
Tod C. Holmes...........................................          --      --
All directors and executive officers as a group (5
  persons)(5)...........................................  51,337,727    10.9

---------------

 *  Less than 1 percent
(1) The aggregate amount of Parent Common Stock beneficially owned by Mr. Huizenga consists of (a) 17,019,219 shares beneficially owned by Huizenga Investment Limited Partnership, a Nevada limited partnership controlled by Mr. Huizenga, (b) 1,043,559 shares owned indirectly by his wife, (c) presently exercisable warrants owned by Huizenga Investment Limited Partnership to purchase 8,000,000 shares, and (d) vested options to purchase 5,739,134 shares. Mr. Huizenga disclaims beneficial ownership of the shares owned by his wife.

                                           Footnotes continued on following page

(2) The aggregate amount of Parent Common Stock beneficially owned by Mr. Hudson consists of (a) 17,296,779 shares beneficially owned by Harris W. Hudson Limited Partnership, a Nevada limited partnership controlled by Mr. Hudson,
    (b) presently exercisable warrants owned by Harris W. Hudson Limited Partnership to purchase 1,200,000 shares and (c) options exercisable within 60 days to purchase 925,202 shares.
(3) The aggregate amount of Parent Common Stock beneficially owned by Mr. Karsner consists of options exercisable within 60 days to purchase 65,000 shares.
(4) The aggregate amount of Parent Common Stock beneficially owned by Mr. Cosman consists of (a) 8,000 shares owned by Mr. Cosman and his wife as joint tenants, and (b) options exercisable within 60 days to purchase 40,834 shares.
(5) The aggregate amount of Parent Common Stock beneficially owned by all directors and executive officers of the Company as a group consists of (a) 35,367,557 shares, (b) presently exercisable warrants to purchase 9,200,000 shares and (c) options which are exercisable within 60 days to purchase 6,770,170 shares.

                              CERTAIN TRANSACTIONS

     The following includes brief summaries of the Separation and Distribution Agreement, the Services Agreement, the Tax Indemnification and Allocation Agreement, and the Employee Benefits Agreement between the Company and Parent. The summaries of such agreements are qualified in their entirety by such agreements, copies of which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

HISTORICAL INTERCOMPANY RELATIONSHIPS

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. As a wholly owned subsidiary, the Company has received various services provided by Parent, including accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. Parent has also provided the Company with the services of a number of its executives and employees. In consideration for these services, Parent has historically allocated a portion of its overhead costs related to such services to the Company. Management of the Company believes that the amounts allocated to the Company have been no less favorable to the Company than the expenses the Company would have incurred to obtain such services on its own or from unaffiliated third parties.

     From time to time, Parent has guaranteed certain obligations of the Company. These guarantees will remain in place following the Offerings Closing Date and may be called upon should there be a default with respect to such obligations. In that event, the Company will be obligated to reimburse Parent for all liabilities and costs incurred by Parent with respect to such obligations. Within six months following the Distribution, the Company will be required to cause all such guarantees by Parent to be released by the creditors and other parties holding such guarantees.

DIVIDEND AND INTERCOMPANY DEBT REPAYMENTS

     In April 1998, the Company declared a dividend to Parent in the amount of $2.0 billion and paid the dividend to Parent by the issuance of the Company Notes payable to Parent. As of June 29, 1998, the amount of the Company Notes outstanding equaled approximately $1,977.1 million. On June 30, 1998, the Company prepaid $542.5 million of the Company Notes with the Resources Note Receivable and the Resources Dividend. On the Offerings Closing Date, the Company intends to use all of the net proceeds of the Offerings to prepay $1,246.5 million of the Company Notes payable to Parent. Prior to the Offerings Closing Date, the Company will issue 16.5 million shares of Class A Common Stock to repay in full the Affiliate Payable and the Resources Notes Payable. Within 31 days after the Offerings Closing Date, the Company will issue Class A Common Stock to Parent to prepay any remaining outstanding amount of the Company Notes to the extent that the net proceeds, if any, from the exercise of the Underwriters' over-allotment options are not sufficient to prepay any such remaining amount. All such issuances of Class A Common Stock will be based on the initial public offering price per share. The Company will pay interest that accrues on the Company Notes out of its cash flow from operations until all remaining amounts outstanding of the Company Notes are prepaid in full. See "Background of the Offerings -- Separation and Distribution."

SEPARATION AND DISTRIBUTION AGREEMENT

     Parent has announced that, subject to satisfaction of certain conditions, Parent intends to distribute to its stockholders in 1999 all of the Common Stock of the Company owned by Parent at that time. The Separation and Distribution Agreement entered into between the Company and Parent sets forth certain agreements among the Company and Parent, with respect to the principal corporate transactions required to effect the Separation, the Offerings and the Distribution, and certain other agreements governing the relationship among the parties thereafter.

     The Separation. The Separation and Distribution Agreement provides that, prior to the Offerings Closing Date and after effecting the Resources Dividend, all of the common stock of Resources will be distributed by the Company to Parent. Resources is a subsidiary of the Company and substantially all of its assets and liabilities relate to Parent's automotive retail businesses, and do not relate to the Company's solid waste services businesses. The Company's financial statements exclude the accounts of Resources. In addition, prior to the Offerings, certain subsidiaries engaged in the solid waste services business and wholly owned, directly and indirectly, by the Company will be reorganized internally within the Company's consolidated group of subsidiaries.

     The Offerings. The Separation and Distribution Agreement provides that, subject to certain conditions, the Company shall consummate the Offerings. On the Offerings Closing Date, Parent will own approximately 68.6% of the outstanding shares of Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), which will represent approximately 90.1% of the combined voting power of all the outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full).

     The Distribution. The Separation and Distribution Agreement provides that, subject to the terms and conditions thereof, Parent and the Company will take all reasonable steps necessary and appropriate to cause all conditions to the Distribution to be satisfied and to effect the Distribution. The Parent Board will have the sole discretion to set a record date for the Distribution and to determine the Distribution Date at any time commencing after the Offerings Closing Date and ending on or prior to such date as is three months following the satisfaction or waiver of all of the conditions to the Distribution, including receipt of the Letter Ruling. Parent has agreed to consummate the Distribution no later than December 31, 1999, subject to the satisfaction or waiver by the Parent Board, in its sole discretion, of the following conditions:

     (i) the Letter Ruling shall have been obtained, and shall continue in effect, to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code and the Distribution by Parent of Common Stock to stockholders of Parent will not result in recognition of any income, gain or loss for federal income tax purposes to Parent or Parent's stockholders, and such ruling shall be in form and substance satisfactory to Parent, in its sole discretion;

     (ii) any material governmental approvals and third party consents necessary to consummate the Distribution shall have been obtained and be in full force and effect;

     (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Parent shall have occurred or failed to occur that prevents the consummation of the Distribution; and

     (iv) no other events or developments shall have occurred subsequent to the Offerings Closing Date that, in the sole judgment of the Parent Board, would result in the Distribution having a material adverse effect on Parent or on the stockholders of Parent.

     The Company and Parent have agreed that, after the Offerings Closing Date, none of the parties will take, or permit any of its affiliates to take, any action which reasonably could be expected to prevent the Distribution from qualifying as a tax-free distribution to Parent and Parent's stockholders pursuant to Section 355 of the Code. The parties have also agreed to take any reasonable actions necessary in order for the Distribution to qualify as a tax-free distribution to Parent and Parent's stockholders pursuant to Section 355 of the Code. Without limiting the foregoing, after the Offerings Closing Date and prior to the Distribution Date, the Company will not issue or grant, directly or indirectly, any shares of its capital stock or any rights, warrants, options or other securities to purchase or acquire (whether upon conversion, exchange or otherwise) any shares of its capital stock (whether or not then exercisable, convertible or exchangeable), without the prior consent of Parent if such issuance or grant would reduce Parent's ownership of the Company's capital stock below the Required Distribution Percentage.

     Registration Rights. The Separation and Distribution Agreement provides that Parent and any of Parent's wholly owned subsidiaries that own Common Stock will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent under the Securities Act of 1933, as amended ("1933 Act"), and applicable state securities laws, subject to certain conditions, limitations and exceptions (a "Demand Registration Statement"). The Company also agreed with Parent that if the Company files a registration statement for the sale of securities under the 1933 Act (an "Incidental Registration Statement"), then Parent and its subsidiaries may, subject to certain conditions, limitations and exceptions, include in such registration statement shares of Common Stock held by Parent and its subsidiaries. Parent has agreed to pay all of the offering expenses in connection with any Demand Registration Statement, provided that if the Company registers any new shares of its Common Stock in the Demand Registration Statement, then the Company will pay its pro rata portion of the offering expenses. The Company has agreed to pay offering expenses in connection with any Incidental Registration Statement; however, Parent will pay its pro rata portion of the offering expenses if any shares of Common Stock held by Parent and its subsidiaries are included in the Incidental Registration Statement.

     Releases and Indemnification. The Separation and Distribution Agreement provides for a full and complete release and discharge as of the Offerings Closing Date of all liabilities (including any contractual agreements or arrangements existing or alleged to exist) existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Offerings Closing Date, between the Company and Parent (including in connection with the transactions and all other activities to implement any of the Separation, the Offerings and the Distribution), except as expressly set forth in the Separation and Distribution Agreement.

     Except as provided in the Separation and Distribution Agreement, the Company has agreed to indemnify, defend and hold harmless Parent and each of Parent's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other Person to pay, perform or otherwise promptly discharge any liabilities of the Company in accordance with their respective terms, and (ii) any breach by the Company of the Separation and Distribution Agreement or any of the \agreements entered into by the parties in connection with the Separation and Distribution (the "Ancillary Agreements").

     Except as provided in the Separation and Distribution Agreement, Parent has agreed to indemnify, defend and hold harmless the Company and each of the Company's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from (i) the failure of Parent or any other Person to pay, perform or otherwise promptly discharge any liabilities of Parent other than the liabilities of the Company, (ii) any breach by Parent of the Separation and Distribution Agreement or any of the Ancillary Agreements and
(iii) any untrue statement of a material fact or omission to state a material fact, or alleged untrue statements or omissions, with respect to certain information relating to Parent contained in the Registration Statement, any Demand Registration Statement or any Incidental Registration Statement.

     The Separation and Distribution Agreement also specifies certain procedures with respect to claims subject to indemnification and related matters.

     Contingent Liabilities and Contingent Gains. The Separation and Distribution Agreement provides for indemnification by the Company and Parent with respect to contingent liabilities primarily relating to their respective businesses or otherwise assigned to them ("Exclusive Contingent Liabilities").

     The Separation and Distribution Agreement provides for the establishment of a Contingent Claims Committee comprised of one representative designated from time to time by each of Parent and the Company that will establish procedures for resolving disagreements among the parties as to contingent gains and contingent liabilities.

     The Separation and Distribution Agreement provides for the sharing of Shared Contingent Liabilities, which are defined as (i) any contingent liabilities that are not Exclusive Contingent Liabilities of Parent or Exclusive Contingent Liabilities of the Company and (ii) certain specifically identified liabilities. With respect to any Shared Contingent Liability, the parties have agreed to allocate responsibility for such Shared Contingent Liability based upon their respective market capitalizations on the Offerings Closing Date or on such other methodology to be established by a Contingent Claims Committee to be appointed by the parties. Parent will assume the defense of, and may seek to settle or compromise, any third party claim that is a Shared Contingent Liability, and the costs and expenses thereof will be included in the amount to be shared by the parties.

     The Separation and Distribution Agreement provides that the Company and Parent will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, the Company or Parent, respectively (an "Exclusive Contingent Gain"). Each of the Company and Parent will have sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to an Exclusive Contingent Gain that primarily relates to its respective business. The parties have agreed to share any benefit that may be received from any Contingent Gain based upon their respective market capitalizations on the Offerings Closing Date or on such other methodology to be established by a Contingent Claims Committee to be appointed by the parties. The parties have agreed that Parent will have the sole and exclusive authority to manage, control and otherwise determine all matters whatsoever with respect to any Shared Contingent Gain. Pursuant to the Separation and Distribution Agreement, the Company acknowledges that Parent may elect not to pursue any Shared Contingent Gain for any reason whatsoever (including a different assessment of the merits of any action, claim or right or any business reasons that are in the best interests of Parent without regard to the best interests of the Company) and that Parent will have no liability to any Person (including the Company) as a result of any such determination.

     Certain Business Transactions. Under the terms of the Separation and Distribution Agreement, Parent has agreed that, for a period of five years after the date of the Distribution, Parent will not directly or indirectly compete with the Company in the solid waste services industry anywhere in North America, and the Company has agreed that, for a period of five years after the date of the Distribution, the Company will not directly or indirectly compete with the Parent in the automotive retail or vehicle rental industries anywhere in North America. The Separation and Distribution Agreement also provides for the allocation of certain corporate opportunities following the Offerings Closing Date and prior to the Distribution Date. During this period, neither the Company nor Parent will have any duty to communicate or offer such opportunities to the other and, subject to the foregoing non-competition covenants, may pursue or acquire any such opportunity for itself or direct such opportunity to any other Person; provided, however, (i) if the opportunity relates primarily to the business of the other party, the party that acquires knowledge of the opportunity will generally be required to communicate and offer the opportunity to the other party and (ii) if the opportunity relates to both the business of Parent and the Company, the party that acquires knowledge of the opportunity shall use its reasonable best efforts to communicate and offer such opportunity to the Company.

     Insurance. Pursuant to the Separation and Distribution Agreement, Parent has agreed to permit the Company to continue to participate in certain of its insurance policies and Parent will continue to provide claims adjustment services for automobile liability and general liability claims, for which the Company will pay to Parent a monthly fee of $43,000 for insurance costs plus an amount equal to five percent of incurred losses for claims adjustment services. Additionally, Company plans to secure insurance policies independent of Parent. Parent and the Company have agreed to cooperate in good faith to provide for an orderly transition of insurance coverage. However, Parent will not be liable in the event any of these policies are terminated or prove to be inadequate. See "Business -- Liability and Insurance Bonding."

     Warrants. Under the terms of certain outstanding warrants to purchase Parent Common Stock, persons who hold such warrants and do not exercise them prior to the record date for the Distribution will be entitled to receive upon exercise of such warrants, in addition to shares of Parent Common Stock, a number of shares of Common Stock, based on the same ratio used to determine the number of shares of Common Stock to be distributed for each outstanding share of Parent Common Stock on the record date for the Distribution. If necessary, Parent will reserve shares of Common Stock held by it at the time of the Distribution to be delivered to holders of warrants upon exercise of such warrants following the record date for the Distribution Date. The Company will not be required to issue any additional shares of Common Stock to such warrant holders. It is not possible to specify how many shares of Common Stock will be subject to such warrants, as it is not known how many warrants, if any, to purchase Parent Common Stock will remain unexercised by the record date for the Distribution.

     Expenses. The Company has agreed to pay all third-party costs, fees and expenses relating to the Offerings, all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement (as defined below), all of the costs of producing, printing, mailing and otherwise distributing this Prospectus, as well as the Underwriters' discount as provided in the Underwriting Agreement. See "Underwriting." Except as set forth in an Ancillary Agreement, whether or not the Distribution is consummated, the Separation and

Distribution Agreement treats certain specific third-party fees, costs and expenses paid or incurred in connection with the Distribution in the same manner as Shared Contingent Liabilities, and all other fees, costs and expenses in connection therewith will be paid by Parent.

     Termination. The Separation and Distribution Agreement may be terminated at any time prior to the Distribution Date by the mutual consent of Parent and the Company, or by Parent at any time prior to the Offerings Closing Date. In addition, the Separation and Distribution Agreement will terminate if the Distribution does not occur on or prior to December 31, 1999, unless extended by Parent and the Company. If the Separation and Distribution Agreement is terminated prior to the Offerings Closing Date, no party thereto (or any of its respective directors or officers) will have any liability or further obligation to any other party. In the event of any termination of the Separation and Distribution Agreement on or after the Offerings Closing Date, only the provisions of the Separation and Distribution Agreement that obligate the parties to pursue the Distribution, or take, or refrain from taking, actions which would or might prevent the Distribution from qualifying for tax-free treatment under Section 355 of the Code, will terminate and the other provisions of the Separation and Distribution Agreement and each Ancillary Agreement will remain in full force and effect.

SERVICES AGREEMENT

     The Company and Parent have entered into a services agreement (the "Services Agreement") pursuant to which Parent will provide to the Company certain accounting, auditing, cash management, corporate communications, corporate development, financial and treasury, human resources and benefit plan administration, insurance and risk management, legal, purchasing and tax services. In exchange for the provision of such services, fees will be payable by the Company to Parent in the amount of $1.25 million per month, subject to review and adjustment as the Company reduces the amount of services it obtains from Parent from time to time. The fees will be payable monthly in arrears, 15 days after the close of each month. Management of the Company believes that the fees for services that will or may be provided under the Services Agreement will be no less favorable to the Company than could have been obtained by the Company internally or from unaffiliated third parties.

     The Services Agreement has an initial term expiring one year from the Offerings Closing Date. Following the initial term, the Company may seek to renew or extend the term, and modify the scope and fee of, the Services Agreement on terms mutually acceptable to the Company and Parent.

     Any services rendered to the Company by Parent beyond the services to be provided under the terms of the Services Agreement, that Parent determines are not covered by the fees provided for under the terms of the Services Agreement, will be billed to the Company as described in the Services Agreement, or on such other basis as the Company and Parent may agree, provided that the price payable by the Company for non-covered services will be established on a negotiated basis which is no less favorable to the Company than the charges for comparable services from unaffiliated third parties.

TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

     The Company and Parent have entered into a Tax Indemnification and Allocation Agreement, which provides that if any one of certain events occurs after the Distribution Date, and such event causes the Distribution not to be a tax-free transaction to Parent under Section 355 of the Code, then the Company will indemnify Parent for income taxes Parent may incur by reason of such event (the "Distribution Taxes"). Such events include certain actions taken by the Company and any breach of representations relating to the Company's activities and ownership of its capital stock made to Parent or to the IRS in connection with the solicitation of a Letter Ruling.

     The Tax Indemnification and Allocation Agreement also provides that Parent will indemnify the Company for income taxes that the Company might incur if certain internal restructuring transactions entered into in connection with the Offerings fail to qualify as tax-free spin-offs, other than Distribution Taxes for which the Company is liable to Parent under the circumstances described above.

     In addition to the foregoing indemnities, the Tax Indemnification and Allocation Agreement provides for (i) the allocation and payment of taxes for periods during which the Company and Parent are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, (ii) the allocation of responsibility for the filing of tax returns, (iii) the conduct of tax audits and the handling of tax controversies and (iv) various related matters.

     For periods during which the Company is included in Parent's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns (which will include the periods on or before the Offerings Closing
Date), the Company will be required to pay an amount of income tax equal to the consolidated tax liability attributable to the Company. The Company will be responsible for its own separate tax liabilities that are not determined on a consolidated or combined basis. The Company will also be responsible in the future for any increases to the consolidated tax liability of the Company and Parent that is attributable to the Company, and will be entitled to refunds for reductions of tax liabilities attributable to the Company for prior periods.

     The Company and its subsidiaries will be included in Parent's consolidated group for federal income tax purposes so long as Parent beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each corporation that is a member of a consolidated group during any portion of the group's tax year is jointly and severally liable for the federal income tax liability of the group for that year. The Company (and its subsidiaries) will cease to be members of the Parent's consolidated group upon the Offerings Closing Date. While the Tax Indemnification and Allocation Agreement allocates tax liabilities between Company and Parent during the period on or prior to the Offerings Closing Date in which the Company is included in Parent's consolidated group, the Company could be liable in the event federal tax liability allocated to Parent is incurred, but not paid, by Parent or any other member of Parent's consolidated group for Parent's tax years that include such periods. In such event, the Company would be entitled to seek indemnification from Parent pursuant to the Tax Indemnification and Allocation Agreement.

     In connection with the Distribution and the Letter Ruling, the Company will likely make certain representations to the IRS regarding its intentions at the time of the Distribution with respect to its business assets and acquisitions or issuances of its capital stock. Parent will make similar representations to the IRS with respect to Parent's assets and capital stock. The IRS may require a representation that the Company has had no negotiations or discussions with any possible acquisition target the acquisition of which, when combined with the Class A Common Stock issued in the Offerings or any shares of Common Stock sold by Parent prior to the Distribution, could cause a 50% or greater change in the vote or value of the capital stock of the Company. If the Distribution occurs and, as a result of the Company's breach of these representations, or certain other representations of the Company, occurring after the Distribution, Parent incurs Distribution Taxes, then the Company would be liable to the Parent under the Tax Indemnification and Allocation Agreement, which would have a material adverse effect on the business, financial condition, results of operations and prospects of the Company. Parent does not plan to consummate the Distribution unless the Letter Ruling is satisfactory to Parent that the general acquisition growth strategies of Parent and the Company would not cause the Distribution to be taxable and that such acquisition growth strategies would not be impeded by completing the Distribution.

EMPLOYEE BENEFITS AGREEMENT

     The Company and Parent have entered into an employee benefits agreement (the "Employee Benefits Agreement"). Pursuant to the Employee Benefits Agreement, the Company will assume and agree to pay, perform, fulfill and discharge, in accordance with their respective terms, all liabilities to, or relating to, former employees of Parent or its affiliates who will be employed by the Company and its affiliates as of the Distribution Date and certain former employees of Parent or its affiliates (including retirees) who were employed in or provided services primarily for the solid waste business of the Company for purposes of allocating employee benefit obligations. Until the Distribution Date, such employees and former employees will continue to participate in Parent's employee benefit plans, although the Company will bear its allocable share of the costs of benefits of such plans. Effective immediately after the Distribution, the Company will establish its own employee benefit plans, which generally will be similar to Parent's plans as in effect at that time. The Employee Benefits Agreement will not preclude the Company from discontinuing or changing such plans at any time thereafter, with certain exceptions noted below. The Company's plans generally will assume all liabilities under Parent's plans to employees and former employees assigned to the Company, and any assets funding such liabilities will be transferred from funding vehicles associated with Parent's plans to the corresponding funding vehicles associated with the Company's plans.

     Parent Stock Options. Pursuant to the Employee Benefits Agreement, following the Distribution, the Company intends to issue substitute options under the Stock Incentive Plan (collectively "Substitute Options") in substitution for grants under Parent's stock option plans as of the Distribution Date (collectively, "Parent Stock Options") held by individuals employed by the Company as of the Distribution Date (the "Company Employees"). With certain exceptions, Parent Stock Options held by individuals employed by Parent as of the Distribution Date and Parent Stock Options held by individuals who will not continue their employment after the Distribution Date with any of Parent, the Company or any of their subsidiaries, including individuals who have retired prior to such date, will remain outstanding as Parent Stock Options, with an appropriate antidilution adjustment to reflect the Distribution.

     The Substitute Options will provide for the purchase of a number of shares of the Class A Common Stock equal to the number of shares of Parent Common Stock subject to such Parent Stock Options as of the Distribution Date, multiplied by the Ratio (as defined below), rounded down to the nearest whole share. The per share exercise price of the Substitute Options will equal the per share exercise price of such Parent Stock Options as of the Distribution Date divided by the Ratio. Solely for its convenience, the Company will pay the holders of the Substitute Options cash in lieu of any fractional share. The other terms and conditions of such Substitute Options will be the same as those of the surrendered Parent Stock Options. The "Ratio" means the amount obtained by dividing (i) the average of the daily high and low per share prices of the Parent Common Stock as listed on the NYSE during each of the 30 trading days immediately preceding the ex-dividend date for the Distribution by (ii) the average of the daily high and low per share prices of the Class A Common Stock as listed on the NYSE during each of the 30 trading days immediately preceding the ex-dividend date for the Distribution.

     Shares Subject to Substitute Options. It is not possible to specify how many shares of Class A Common Stock will be subject to Substitute Options. It is expected that some Parent Stock Options consisting of stock options held by the Company Employees will be exercised and that some will be forfeited, and that additional Parent Stock Options could be granted, prior to the Distribution Date. In addition, the remaining balance of unexercised Parent Stock Options will be converted into Substitute Options by reference to the Ratio, which will not be known until the time of the Distribution. Stockholders of the Company are, however, likely to experience some dilutive impact from the above-described adjustments.

     Outstanding Parent Stock Options Held by Company Employees. Pending the Distribution, Parent Stock Options held by Company Employees will remain outstanding as Parent Stock Options. As of June 12, 1998, there were approximately 7.3 million shares of Parent Common Stock reserved by Parent for possible issuance pursuant to outstanding, unexercised Parent Stock Options at a weighted average exercise price of $19.71 per share (approximately 2.4 million of which were exercisable as of June 12, 1998), held by Company Employees. If the Ratio were determined using the closing price of the Parent Common Stock on June 30, 1998 on the NYSE ($25.0625 per share) and a price of $24.00 per share of Class A Common Stock (the initial public offering price), the foregoing number of shares subject to Parent Stock Options would be replaced by Substitute Options to purchase approximately 7.6 million shares of Class A Common Stock at a weighted average exercise price of $18.87 per share.

LEASE

     The Company has entered into a lease (the "Lease") with Parent pursuant to which Parent leases to the Company approximately 10,800 square feet of office space at Parent's corporate headquarters in Fort Lauderdale, Florida at an annual rate of $220,320 ($20.40 per square foot), plus certain common area maintenance charges. The Lease has an initial term of one year, is terminable by the Company on 90 days' prior written notice and is automatically renewable by the Company for an additional one year term. Included in the rental rate are utilities, security, parking, building maintenance and cleaning services. Management of the Company believes that the Lease is on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

OTHER RELATIONSHIPS WITH PARENT

     On the Offerings Closing Date, Parent will own approximately 30.7% of the Class A Common Stock (20.7% if the Underwriters exercise their over-allotment options in full) and all of the outstanding shares of Class B Common Stock, which together will represent approximately 68.6% of the outstanding shares of Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), and approximately 90.1% of the combined voting power of all outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full). In addition, the following executive officers and/or directors of the Company also are executive officers and/or directors of Parent:

     Mr. Huizenga, the Chairman and Chief Executive Officer of the Company, also is the Chairman and Co-Chief Executive Officer of Parent.

     Mr. Hudson, the Vice Chairman of the Company, also is the Vice Chairman of Parent.

     Mr. Karsner, the Chief Financial Officer of the Company, also is Senior Vice President and Chief Financial Officer of Parent.

     During 1997, the Company collected solid waste from, and leased roll-off containers to, certain automotive retail and vehicle rental subsidiaries of Parent. All of such services were provided to such subsidiaries of Parent pursuant to the Company's standard form contracts at standard rates. The Company expects to continue to provide such services on the same terms in 1998.

     During 1997, the Company from time to time rented vehicles from Parent's Alamo Rent-A-Car and National Car Rental System subsidiaries, pursuant to standard form vehicle rental agreements under which standard rates were charged to the Company. The Company expects to continue from time to time to rent vehicles from Parent on the same terms in 1998.

OTHER TRANSACTIONS WITH RELATED PARTIES

     The following is a summary of certain other agreements and transactions between or among the Company and certain related parties. It is the Company's policy that transactions with related parties must be on terms that, on the whole, are no less favorable than those that would be available from unaffiliated parties. Based on the Company's experience in the industry in which it operates and the terms of its transactions with unaffiliated parties, it is the Company's belief that all of the transactions described below involving the Company met that standard at the time such transactions were effected.

     Pro Player Stadium (the "Stadium") is a professional sports stadium in South Florida that is owned and controlled by Mr. Huizenga. Certain subsidiaries of the Company collected solid waste from, and leased roll-off waste containers to, the Stadium pursuant to standard agreements under which the Stadium paid an aggregate of approximately $383,000 to such subsidiaries in 1997. The Company expects to continue to provide such services on the same terms in 1998.

     In 1997, the Company purchased Mr. Cosman's residence in Pennsylvania for $770,000.

                             PRINCIPAL STOCKHOLDER

     Prior to the Offerings Closing Date, the Company has been a wholly owned subsidiary of Parent. On the Offerings Closing Date, Parent will own approximately 30.7% of the Class A Common Stock (20.7% if the Underwriters exercise their over-allotment options in full) and all of the outstanding shares of Class B Common Stock, which together will represent approximately 68.6% of the outstanding shares of Common Stock (63.9% if the Underwriters exercise their over-allotment options in full), and approximately 90.1% of the combined voting power of all outstanding shares of Class A Common Stock and Class B Common Stock (88.7% if the Underwriters exercise their over-allotment options in full). Except for Parent, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock upon the Offerings Closing Date.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Prior to the Offerings Closing Date, the Certificate will be amended and restated to authorize capital stock consisting of (a) 50,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), and (b) 750,000,000 shares of Common Stock, of which 250,000,000 shares will be authorized as Class A Common Stock, 125,000,000 shares will be authorized as Class B Common Stock, and 375,000,000 shares may be designated by the Board as either Class A Common Stock or Class B Common Stock prior to issuance. Of the 250,000,000 shares of Common Stock designated as Class A Common Stock, 55,000,000 shares are being offered hereby, 16,474,417 shares will be issued to Parent, 8,250,000 are reserved for issuance upon exercise of over-allotment options or for issuance to Parent, 20,000,000 are reserved for issuance pursuant to the Stock Incentive Plan and 95,688,083 shares are reserved for issuance upon conversion of shares of Class B Common Stock into shares of Class A Common Stock. Following the Offerings Closing Date, 79,311,917 shares of Class A Common Stock (79,724,417 shares if the Underwriters exercise their over-allotment options in full) will be outstanding, 95,688,083 shares of Class B Common Stock will be outstanding and held by Parent, and no shares of Preferred Stock will be outstanding. All of the shares of Common Stock that will be outstanding following the Offerings Closing Date, including the shares of Class A Common Stock sold in the Offerings, will be validly issued, fully paid and nonassessable. The following summary description of the capital stock of the Company is qualified by reference to the Certificate and bylaws of the Company, copies of which will be filed as exhibits to Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Voting. The Class A Common Stock and Class B Common Stock are identical in all respects, except holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of Preferred Stock, the holders of Common Stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock that are present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted holders of any Preferred Stock, amendments to the Certificate generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. However, amendments to the Certificate that would alter or change the powers, preferences or special rights of the Class A Common Stock or Class B Common Stock so as to adversely affect them must also be approved by a majority of the outstanding shares of the class that is adversely affected by such amendment, voting as a separate class. The Certificate will not provide for cumulative voting in the election of directors.

     Conversion. Prior to the Distribution, Parent shall be entitled, at any time or from time to time, to convert all or any portion of its shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis. Any shares of Class B Common Stock transferred by Parent or any of its subsidiaries to any person, other than Parent or any of its subsidiaries, shall automatically convert into shares of Class A Common Stock on a one-for-one basis, except for the distribution of Class B Common Stock to stockholders of Parent as part of the Distribution. All shares of Class B Common Stock shall automatically convert into shares of

Class A Common Stock on a one-for-one basis if the number of outstanding shares of Class B Common Stock falls below 20% of the aggregate number of outstanding shares of Common Stock. This automatic conversion feature will prevent Parent from decreasing its economic interest in the Company to less than 20% while still retaining control of approximately 55.6% of the combined voting power of the shares of Class A Common Stock and Class B Common Stock, assuming no additional shares of Common Stock are issued after the Offerings Closing Date. This automatic conversion feature will ensure that, if the Distribution does not occur, Parent will retain voting control of the Company only if it retains a significant economic interest in the Company.

     Following the Distribution, except as provided below, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof. Shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis on the fifth anniversary of the Distribution Date, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such automatic conversion would adversely affect Parent's ability to obtain the Letter Ruling. If such opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Distribution Date, unless Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such fifth anniversary that such vote would adversely affect the tax-free status of the Distribution. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A Common Stock and Class B Common Stock present in person or by proxy, voting together as a single class, with each share entitled to one vote for such purpose. If such automatic conversion does not occur, the Class B Common Stock may not be convertible into Class A Common Stock. There is no assurance that any conversion will be consummated whether by virtue of the above events or otherwise.

     In addition, following the Distribution, shares of Class A Common Stock and Class B Common Stock will be convertible, at the option of the holders thereof, on a one-for-one basis, into shares of the other class if any person or group of persons (other than Parent or any of its subsidiaries) makes an offer, which the Board deems to be a bona fide offer, to purchase 20% or more of the other class of Common Stock for cash or securities or other property without making a similar offer for shares of such class of Common Stock, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such conversion right would adversely affect Parent's ability to obtain the Letter Ruling. The shares of Common Stock of a class may only be so converted during the period in which such bona fide offer is in effect. Any share of Common Stock so converted and not acquired by the offeror prior to the termination, rescission or completion of the offer will automatically reconvert to a share of the class from which it was converted upon such termination, rescission or completion. This automatic conversion feature is to ensure that holders of Class A Common Stock and Class B Common Stock may participate in any offer for a significant amount of the shares of the other class of Common Stock that is not similarly offered for the shares of such holder's class of Common Stock.

     In addition, following the Distribution, if any person or persons acting together as a group acquires 20% or more of the outstanding shares of Class B Common Stock, all shares of Class B Common Stock held by such person or group shall automatically be converted into shares of Class A Common Stock on a one-for-one basis, unless prior to the Distribution Date, Parent delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such automatic conversion would adversely affect Parent's ability to obtain the Letter Ruling.

     Dividends. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Board from time to time, the holders of shares of Class A Common Stock and Class B Common Stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available therefor which dividends are not required to be declared on both classes, provided that holders of shares of Class A Common Stock shall be entitled to receive an equal pro rata share of any amounts received by holders of shares of Class B Common Stock. See "Dividend Policy." In addition, in connection with any stock dividend that may be declared by the Board from time to time, holders of Class A Common Stock shall be entitled to receive such dividend only in shares of Class A Common Stock while holders of Class B Common

Stock shall be entitled to receive such dividend either in shares of Class A Common Stock or in shares of Class B Common Stock as may be determined by the Board. Neither the shares of Class A Common Stock nor the shares of Class B Common Stock may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

     Liquidation. Subject to any preferential rights of any outstanding series of Preferred Stock created from time to time by the Board, upon liquidation, dissolution or winding up of the Company, the holders of shares of Class A Common Stock and Class B Common Stock will be entitled to receive pro rata all assets of the Company available for distribution to such holders.

     Other Rights. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

PREFERRED STOCK

     The Certificate will authorize the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series, (x) the voting rights, if any, of the holders of the shares of the series and (xi) any other relative rights, preferences and limitations of such series.

     The Company believes that the ability of the Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Subject to certain exceptions, the NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or voting securities outstanding by at least 20%. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203 of the DGCL ("Section 203"), an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, Parent and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     The Certificate will provide that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for a breach of his or her fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

     While the Certificate will provide directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

     The Certificate will provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or thereafter acquire under any statute, provision of the Certificate, the Company's By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification. The Certificate will also specifically authorize the Company to maintain insurance and to grant similar indemnification rights to employees or agents of the Company.

     At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of the Company where such indemnification will be required or permitted.

TRANSFER AGENT AND REGISTRAR

     First Union National Bank will be the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Of the 79,311,917 shares of Class A Common Stock to be outstanding following the Offerings Closing Date (79,724,417 shares if the Underwriters exercise their over-allotment options in full) the 55,000,000 shares of Class A Common Stock sold in the Offerings (63,250,000 shares if the Underwriters exercise their over-allotment options in full) will be freely tradable without restriction under the 1933 Act, except for any such shares which be may acquired by an affiliate of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the 1933 Act ("Rule 144"). Following the Offerings Closing Date, Parent will own 95,688,083 shares of Class B Common Stock which will constitute 100% of the outstanding shares of Class B Common Stock and, together with its wholly owned subsidiaries, will own 24,311,917 shares of Class A Common Stock which will constitute approximately 30.7% of the outstanding shares of Class A Common Stock (16,474,417 shares and 20.7%, respectively, if the Underwriters exercise their over-allotment options in full). Shares of Class B Common Stock may convert into shares of Class A Common Stock in certain circumstances. See "Description of Capital Stock." Parent has announced that, subject to certain conditions, Parent intends to distribute to its stockholders in 1999 all of the Common Stock held by Parent by means of the Distribution. Shares of Common Stock to be distributed to Parent's stockholders in the Distribution generally will be freely transferable, except for shares of Common Stock received by persons who may be deemed to be Affiliates. Persons who may be deemed to be Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and certain officers of the Company as well as significant stockholders of the Company, if any. Persons who are Affiliates will be permitted to sell the shares of Common Stock that are issued in the Offerings or that they receive in the Distribution only pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act, including exemptions provided by Rule 144.

     The shares of Common Stock held by Parent are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the 1933 Act or pursuant to an exemption from the regulations thereunder, including exceptions provided by Rule 144. Subject to applicable law and to the contractual restriction with the Underwriters described below, Parent may sell any and all of the shares of

Common Stock it owns after completion of the Offerings. The Separation and Distribution Agreement provides that Parent will have the right in certain circumstances to require the Company to use its best efforts to register for resale shares of Common Stock held by Parent and its wholly owned subsidiaries. See "Certain Transactions -- Separation and Distribution Agreement." Parent intends to exercise its right to cause the Company to register for resale, subject to the 180-day lock-up, shares of Class A Common Stock held by Parent and its wholly owned subsidiaries in order to sell shares for cash prior to the Distribution. The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, not to offer or sell any shares of Common Stock, subject to certain exceptions (including the Distribution), without the prior written consent of Merrill Lynch on behalf of the Underwriters; provided that the Company may at any time and from time to time (i) issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses, (ii) grant options to purchase shares of Common Stock under the Company's 1998 Stock Incentive Plan and (iii) issue shares of Common Stock to Parent in connection with the prepayment of the Affiliate Payable, the Resources Notes Payable and the remaining amounts outstanding of the Company Notes and as consideration for the Company's acquisition from Parent of a non-hazardous solid waste business, in each case without the prior consent of Merrill Lynch. See "Underwriting." In addition, after the Offerings Closing Date and prior to the Distribution Date, the Company has agreed not to issue any shares of its capital stock or any rights, warrants, or other securities to purchase or acquire any shares of its capital stock, without the prior consent of Parent. See "Certain Transactions -- Separation and Distribution Agreement." Subject to the foregoing restrictions, the Company may issue additional shares of Class A Common Stock or Class B Common Stock to raise equity or make acquisitions. The Company may also issue additional shares of Class A Common Stock or Class B Common Stock to Parent in exchange for additional investments of cash or other property by Parent in the Company.

     In addition, upon completion of the Distribution, certain stock options exercisable for shares of Parent Common Stock will be converted into stock options exercisable for shares of Class A Common Stock. See "Certain Transactions -- Employee Benefits Agreement" for a description of the stock option substitution methodology. In addition, subject to the prior consent of Parent, the Company may grant options to purchase shares of Class A Common Stock to employees, non-employee directors and independent contractors of the Company pursuant to the Stock Incentive Plan. See "Management -- Stock Incentive Plan." The Company currently expects to file in 1998 a registration statement under the 1933 Act to register shares reserved for issuance under the Stock Incentive Plan. Shares issued pursuant to the Stock Incentive Plan after the effective date of such registration statement (other than shares issued to Affiliates) generally will be freely tradable without restriction or further registration under the 1933 Act. In addition, the Company may also from time to time file registration statements covering the issuance and/or resale of shares of Class A Common Stock which may be issued in potential future acquisitions.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder of Class A Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations), (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of income and estate taxation nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, OFFEREES OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he or she (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder with the United States, or (ii) attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder if certain income tax treaties apply. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor of the dividend (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1999 ("Final Regulations"), will require such Non-U.S. Holder to provide a U.S. taxpayer identification number) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under currently effective United States Treasury regulations (the "Current Regulations") to be paid to a resident of that country absent knowledge to the contrary. Under the Final Regulations, however, a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition under the Final Regulations, in the case of Common Stock held by a foreign partnership,
(x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships. The Final Regulations generally would require Non-U.S. Holders to file an IRS Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of U.S. withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF CLASS A COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Class A Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and a foreign income tax equal to at least 10% of the gain derived from such disposition is actually paid with respect to such gain), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year-period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Class A Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Class A Common Stock during this period generally would not be subject to United States federal income tax, provided that the Class A Common Stock had been regularly traded on an established securities market.

ESTATE TAX

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the IRS as to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above) generally will not apply to dividends paid on Class A Common Stock to a Non-U.S. Holder at an address outside of United States. Backup withholding and information reporting generally will apply to dividends paid on shares of Class A Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor. Under the Final Regulations, however, a Non-U.S. Holder of Class A Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to United States backup withholding on payments of dividends.

     The payment of proceeds from the disposition of Class A Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, such owner's status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Class A Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Class A Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes, (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, or (iv) for payments made after December 31, 1999, a partnership with certain connections to the United States, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).

     Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting or back-up withholding in their particular situation, including the availability of an exemption therefrom and the procedures for obtaining an exemption and the effect of the Final Regulations. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Deutsche Bank Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and the U.S. Underwriters, and concurrently with the sale of 11,000,000 shares of Class A Common Stock to the International Managers (as defined below), the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from the Company, the number of shares of Class A Common Stock set forth opposite its name below.

                                                              NUMBER OF
U.S. UNDERWRITER                                                SHARES
----------------                                              ----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated ..................................  13,133,334
Deutsche Bank Securities Inc. ..............................  13,133,333
Donaldson, Lufkin & Jenrette Securities Corporation.........  13,133,333
Allen & Company Incorporated................................     200,000
ABN AMRO Incorporated.......................................     200,000
BT Alex. Brown Incorporated.................................     200,000
BancAmerica Robertson Stephens..............................     200,000
Bear, Stearns & Co. Inc.....................................     200,000
Sanford C. Bernstein & Co., Inc.............................     200,000
Blaylock & Partners, L.P....................................     200,000
Chatfield Dean & Company....................................     200,000
CIBC Oppenheimer Corp.......................................     200,000
Cleary Gull Reiland & McDevitt Inc..........................     200,000
First Analysis Securities Corporation.......................     200,000
Fox-Pitt, Kelton Inc........................................     200,000
Furman Selz LLC.............................................     200,000
Gabelli & Company, Inc......................................     200,000
Goldman, Sachs & Co.........................................     200,000
Morgan Stanley & Co. Incorporated...........................     200,000
NationsBanc Montgomery Securities LLC.......................     200,000
Neuberger & Berman, LLC.....................................     200,000
PaineWebber Incorporated....................................     200,000
Raymond James & Associates, Inc.............................     200,000
Smith Barney Inc............................................     200,000
Utendahl Capital Partners, L.P..............................     200,000
Wheat First Securities, Inc.................................     200,000
                                                              ----------
             Total .........................................  44,000,000
                                                              ==========

     The Company has also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Deutsche Bank AG London and Donaldson, Lufkin & Jenrette International are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 44,000,000 shares of Class A Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Company, an aggregate of 11,000,000 shares of Class A Common Stock. The initial public offering price per share and the total underwriting discount per share Class A of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

     In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Class A Common Stock being sold pursuant to each such agreement if any of the shares of Class A Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Class A Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.73 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted options to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 6,600,000 additional shares of Class A Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the Class A Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted options to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,650,000 additional shares of Class A Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 4,400,000 of the shares offered hereby to be sold to certain eligible employees, business associates and employee family members of the Company and Parent. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the Offerings will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company and Parent have agreed, for a period of 90 days and 180 days, respectively, after the date of this Prospectus, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the 1933 Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters; provided that the Company may at any time and from time to time (i) issue shares of Class A Common Stock to third parties as consideration for the Company's acquisition from such third parties of non-hazardous solid waste businesses, (ii) grant options to purchase shares of Common Stock under the Company's 1998 Stock Incentive Plan and (iii) issue shares of Common Stock to Parent in connection with the prepayment of the Affiliate Payable, the Resources Notes Payable and the remaining amounts outstanding of the Company Notes and as consideration for the Company's acquisition from Parent of a non-hazardous solid waste business, in each case without the prior consent of Merrill Lynch. See "Shares Eligible for Future Sale."

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the

Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Class A Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or sell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

     Prior to the Offerings, there has been no public market for the Common Stock of the Company. The initial public offering price of the Class A Common Stock was determined through negotiations between the Company, on the one hand, and the U.S. Representatives and the Lead Managers, on the other hand. The factors considered and analyzed by the Company, the U.S. Representatives and the Lead Managers in determining the initial public offering price per share of Class A Common Stock, in addition to prevailing market conditions, are price earning ratios of publicly traded companies that the U.S. Representatives and the Lead Managers believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, the percentage interest of the Company being sold as compared to the valuation for the entire Company and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. No appraisal of the assets of the Company was undertaken by the Company, the U.S. Representatives or the Lead Managers in determining the initial public offering price per share. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

     The Class A Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RSG." In order to meet the requirements for listing of the Class A Common Stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     The Underwriters do not expect sales of the Class A Common Stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

     The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the 1933 Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

     Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Class A Common Stock. As an exception to these rules, the U.S. Representative is permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

     If the Underwriters create a short position in the Class A Common Stock in connection with the Offerings, i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus, the U.S. Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Class A Common Stock to the extent that it discourages resales of the Class A Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Class A Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Miami, Florida. Certain attorneys employed by Akerman, Senterfitt & Eidson, P.A. own shares of Parent Common Stock. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company for each of the three years ended December 31, 1997, appearing in this Prospectus and Registration Statement, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the 1933 Act with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

     On the Offerings Closing Date, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets as of March 31, 1998 (Unaudited)
  and December 31, 1997 and 1996............................  F-3
Consolidated Statements of Operations for the Three Months
  Ended March 31, 1998 and 1997 (Unaudited) and each of the
  Three Years Ended December 31, 1997.......................  F-4
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 1998 and 1997 (Unaudited) and each of the
  Three Years Ended December 31, 1997.......................  F-5
Notes to Consolidated Financial Statements..................  F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Republic Services, Inc.:

     We have audited the accompanying consolidated balance sheets of Republic Services, Inc. (a Delaware corporation and wholly owned subsidiary of Republic Industries, Inc.) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Services, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
June 29, 1998.

                            REPUBLIC SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                                   PRO FORMA                     DECEMBER 31,
                                                   MARCH 31,     MARCH 31,    -------------------
                                                     1998          1998         1997       1996
                                                  -----------   -----------   --------   --------
                                                  (UNAUDITED)   (UNAUDITED)
                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................   $      --     $      --    $     --   $   24.2
  Restricted cash...............................        12.8          12.8        18.8       19.7
  Accounts receivable, less allowance for
     doubtful accounts of $13.6 and $8.3 at
     December 31, 1997 and 1996, respectively...       139.0         139.0       131.0      110.8
  Prepaid expenses..............................        10.0          10.0         7.1        7.5
  Other current assets..........................        22.4          22.4        19.0       30.6
                                                   ---------     ---------    --------   --------
          Total Current Assets..................       184.2         184.2       175.9      192.8
PROPERTY AND EQUIPMENT, NET.....................       826.5         826.5       801.8      661.3
INTANGIBLE AND OTHER ASSETS, NET................       477.5         477.5       370.3      236.2
                                                   ---------     ---------    --------   --------
                                                   $ 1,488.2     $ 1,488.2    $1,348.0   $1,090.3
                                                   =========     =========    ========   ========
                   LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................   $    38.3     $    38.3    $   40.2   $   44.0
  Accrued liabilities...........................        73.8          73.8        57.6       53.2
  Deferred revenue..............................        34.3          34.3        29.5       20.3
  Due to affiliate..............................       114.8         114.8       107.8       49.3
  Notes payable and current maturities of
     long-term debt.............................        11.7          11.7        10.8       33.2
  Notes payable to Resources....................       130.9         130.9       158.3      205.6
  Company Notes payable to Parent...............     2,000.0            --          --         --
  Other current liabilities.....................        26.4          26.4        31.9       17.1
                                                   ---------     ---------    --------   --------
          Total Current Liabilities.............     2,430.2         430.2       436.1      422.7
LONG-TERM DEBT, NET OF CURRENT MATURITIES.......        61.4          61.4        64.3      109.5
ACCRUED ENVIRONMENTAL AND LANDFILL COSTS........        49.4          49.4        46.0       39.3
DEFERRED INCOME TAXES...........................        55.2          55.2        47.5       12.7
OTHER LIABILITIES...............................         4.7           4.7         3.3       11.6
COMMITMENTS AND CONTINGENCIES...................
SHAREHOLDER'S EQUITY (DEFICIT):
  Investment by Parent..........................    (1,112.7)        887.3       750.8      494.5
                                                   ---------     ---------    --------   --------
                                                   $ 1,488.2     $ 1,488.2    $1,348.0   $1,090.3
                                                   =========     =========    ========   ========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

                                                 THREE MONTHS ENDED
                                                      MARCH 31,           YEARS ENDED DECEMBER 31,
                                                 -------------------   ------------------------------
                                                   1998       1997       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                     (UNAUDITED)
REVENUE........................................  $  300.8   $  263.2   $1,127.7   $  953.3   $  805.0
EXPENSES:
  Cost of operations...........................     209.7      190.3      809.1      703.6      570.1
  Selling, general and administrative..........      32.1       31.9      117.3      135.3      137.7
  Restructuring and other charges..............        --         --         --        8.8        3.3
                                                 --------   --------   --------   --------   --------
OPERATING INCOME...............................      59.0       41.0      201.3      105.6       93.9
INTEREST EXPENSE...............................      (5.4)      (7.6)     (25.9)     (29.7)     (19.1)
INTEREST AND OTHER INCOME......................       0.8        3.0        6.7       13.9        6.2
                                                 --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES..........................      54.4       36.4      182.1       89.8       81.0
PROVISION FOR INCOME TAXES.....................      19.6       13.2       65.9       38.0       31.6
                                                 --------   --------   --------   --------   --------
INCOME FROM CONTINUING OPERATIONS..............      34.8       23.2      116.2       51.8       49.4
                                                 --------   --------   --------   --------   --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations, net of
     income taxes of $2.0......................        --         --         --         --        5.7
  Loss on disposal of segment, net of income
     tax benefit of $10.0......................        --         --         --         --      (30.5)
                                                 --------   --------   --------   --------   --------
  Loss from discontinued operations............        --         --         --         --      (24.8)
                                                 --------   --------   --------   --------   --------
NET INCOME.....................................  $   34.8   $   23.2   $  116.2   $   51.8   $   24.6
                                                 ========   ========   ========   ========   ========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                              THREE MONTHS ENDED
                                                   MARCH 31,            YEARS ENDED DECEMBER 31,
                                              -------------------   ---------------------------------
                                                1998       1997       1997        1996        1995
                                              --------   --------   ---------   ---------   ---------
                                                  (UNAUDITED)
CASH PROVIDED BY OPERATING ACTIVITIES OF
  CONTINUING OPERATIONS:
  Net income................................  $   34.8   $   23.2   $   116.2   $    51.8   $    24.6
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation, amortization and
       depletion of property and
       equipment............................      20.3       16.7        76.1        66.6        57.9
     Amortization of intangible assets......       3.5        2.3        10.0         8.7         5.1
     Deferred tax provision.................       7.6        9.4        36.5         2.8        11.0
     Loss from discontinued operations, net
       of income taxes......................        --         --          --          --        24.8
     Changes in assets and liabilities, net
       of effects from business
       acquisitions:
       Accounts receivable..................      (3.3)      (4.4)      (15.6)      (16.4)      (12.9)
       Prepaid expenses and other assets....      (2.9)      17.2        17.4         7.0       (20.2)
       Accounts payable and accrued
          liabilities.......................      (3.0)      (2.9)      (26.7)      (32.0)       21.2
       Other liabilities....................      23.3       11.6        65.5        55.0        13.9
                                              --------   --------   ---------   ---------   ---------
                                                  80.3       73.1       279.4       143.5       125.4
                                              --------   --------   ---------   ---------   ---------
CASH USED IN DISCONTINUED OPERATIONS........        --         --          --          --       (20.6)
                                              --------   --------   ---------   ---------   ---------
CASH USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment.......     (29.0)     (35.2)     (165.3)     (146.9)     (147.9)
  Cash acquired through business
     acquisitions...........................       1.8        1.2         2.7         1.2         1.0
  Other.....................................       6.0       (5.0)       (5.5)      (30.0)       36.2
                                              --------   --------   ---------   ---------   ---------
                                                 (21.2)     (39.0)     (168.1)     (175.7)     (110.7)
                                              --------   --------   ---------   ---------   ---------
CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES:
  Proceeds from notes payable and long-term
     debt...................................       0.5        3.5         5.2        44.5        66.3
  Payments of notes payable and long-term
     debt...................................     (16.3)     (38.2)     (100.2)      (91.4)     (147.4)
  Increase (decrease) in notes payable to
     Resources..............................     (27.3)       1.3       (47.3)      166.9        19.9
  Other.....................................     (16.0)      20.9         6.8       (99.7)       64.0
                                              --------   --------   ---------   ---------   ---------
                                                 (59.1)     (12.5)     (135.5)       20.3         2.8
                                              --------   --------   ---------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...............................        --       21.6       (24.2)      (11.9)       (3.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD....................................        --       24.2        24.2        36.1        39.2
                                              --------   --------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD....................................  $     --   $   45.8   $      --   $    24.2   $    36.1
                                              ========   ========   =========   =========   =========

        The accompanying notes are an integral part of these statements.

                            REPUBLIC SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (ALL TABLES IN MILLIONS)
   (INFORMATION RELATED TO THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 IS
                                   UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying Consolidated Financial Statements include the accounts of Republic Services, Inc. and its operating subsidiaries (the "Company"). The Company is a wholly owned subsidiary of Republic Industries, Inc. ("Parent") and provides non-hazardous solid waste collection and disposal services in the United States. All material intercompany transactions have been eliminated.

     The accompanying Consolidated Financial Statements exclude the accounts of the Company's wholly owned subsidiary, Republic Resources Company, Inc. ("Resources"), all of the common stock of which will be distributed to Parent prior to the Company's proposed initial public offering. See Note 13, Subsequent Events, for further information regarding the Company's proposed initial public offering. The Company and Resources are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the distribution of Resources to Parent, and will not have financial commitments, guarantees, or contingent liabilities to each other after such distribution. Based on these facts, the accounts of Resources have been excluded from the Company's consolidated financial statements as the Company has elected to characterize the distribution of Resources as resulting in a change in the reporting entity. As of December 31, 1997, Resources' total assets were $1,758.9 million. For the year ended December 31, 1997, interest income, interest expense and pre-tax income of Resources were $128.5 million, $16.5 million, and $111.7 million, respectively.

     The accompanying Consolidated Financial Statements reflect the accounts of the Company as a subsidiary of Parent subject to corporate general and administrative expense allocations as described in Note 12, Related Party Transactions. Such information does not necessarily reflect the financial position or results of operations of the Company as a separate, stand-alone entity.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, the Unaudited Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company at March 31, 1998 and the consolidated results of operations and cash flows for the three months ended March 31, 1998 and 1997. Income taxes during these interim periods have been provided for based upon the Company's anticipated annual effective income tax rate. Operating results for these interim periods are not necessarily indicative of the results that can be expected for a full year.

     The accompanying Unaudited Pro Forma Consolidated Balance Sheet presents the Company's pro forma financial position as of March 31, 1998 as if the April 1998 dividend by the Company had occurred on March 31, 1998. See Note 13, Subsequent Events, for further information regarding the dividend.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RESTRICTED CASH

     Restricted cash consists of amounts held in trust as a financial guaranty of the Company's performance as well as funds restricted for capital expenditures under certain debt facilities.

                            REPUBLIC SERVICES, INC.

OTHER CURRENT ASSETS

     Other current assets consist primarily of inventories, short-term notes receivable and marketable securities. Inventories totaled approximately $12.2 million at March 31, 1998 (unaudited) and $11.7 million and $6.1 million at December 31, 1997 and 1996, respectively, and consist primarily of equipment parts, compost materials and supplies that are valued under a method that approximates the lower of cost (first-in, first-out) or market. Other current assets at December 31, 1996 include approximately $14.5 million of marketable securities classified as available for sale. The carrying amounts of marketable securities approximate fair value at December 31, 1996.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statements of Operations.

     The Company revises the estimated useful lives of property and equipment acquired through business acquisitions to conform with its policies regarding property and equipment. Depreciation is provided over the estimated useful lives of the assets involved using the straight-line method. The estimated useful lives are: twenty to forty years for buildings and improvements, three to fifteen years for trucks and equipment and five to ten years for furniture and fixtures.

     Landfills are stated at cost and are depleted based on consumed airspace. Landfill improvements include direct costs incurred to obtain a landfill permit and direct costs incurred to construct and develop the site. These costs are depleted based on consumed airspace. All indirect landfill development costs are expensed as incurred.

     Interest costs are capitalized in connection with the construction of landfill sites. Interest capitalized was $0.8 million, $1.8 million and $2.7 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     A summary of property and equipment is as follows:

                                                                          DECEMBER 31,
                                                          MARCH 31,    -------------------
                                                            1998         1997       1996
                                                         -----------   --------   --------
                                                         (UNAUDITED)
Land, landfills and improvements.......................   $  428.5     $  420.1   $  313.3
Furniture, fixtures, trucks and equipment..............      694.1        668.9      607.1
Buildings and improvements.............................      133.8        126.6       84.0
                                                          --------     --------   --------
                                                           1,256.4      1,215.6    1,004.4
Less: accumulated depreciation, amortization and
  depletion............................................     (429.9)      (413.8)    (343.1)
                                                          --------     --------   --------
                                                          $  826.5     $  801.8   $  661.3
                                                          ========     ========   ========

INTANGIBLE AND OTHER ASSETS

     Intangible and other assets consist primarily of the cost of acquired businesses in excess of the fair value of net assets acquired and other intangible assets. The cost in excess of the fair value of net assets is amortized over forty years on a straight-line basis. Other intangible assets include values assigned to customer lists, long-term contracts and covenants not to compete and are amortized generally over periods ranging from 5 to 25 years. Accumulated amortization of intangible assets was $57.9 million and $46.0 million at December 31, 1997 and 1996, respectively.

                            REPUBLIC SERVICES, INC.

     The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of intangible assets or whether the remaining balance of intangible assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the intangible assets in measuring their recoverability.

ACCRUED ENVIRONMENTAL AND LANDFILL COSTS

     A summary of accrued environmental and landfill costs is as follows:

                                                              DECEMBER 31,
                                                              -------------
                                                              1997    1996
                                                              -----   -----
Accrued landfill site closure/post-closure costs............  $47.3   $38.2
Accrued environmental costs.................................    8.6     7.3
                                                              -----   -----
                                                               55.9    45.5
Less: current portion (included in other current
  liabilities)..............................................   (9.9)   (6.2)
                                                              -----   -----
                                                              $46.0   $39.3
                                                              =====   =====

     Landfill site closure and post-closure costs include estimated costs to be incurred for final closure of the landfills and estimated costs for providing required post-closure monitoring and maintenance of landfills. These costs are accrued based on consumed airspace. Available airspace is generally based on estimates of remaining permitted airspace developed by independent engineers together with the Company's engineers and accounting personnel utilizing information provided by aerial surveys of landfills which are generally performed annually. These aerial surveys form the basis for the volume available for disposal. Accruals for closure and post-closure costs totaled approximately $7.9 million, $4.4 million and $4.2 million during the years ended December 31, 1997, 1996 and 1995, respectively. Estimated aggregate closure and post-closure costs will be fully accrued for these landfills at the time that such facilities cease to accept waste and are closed. At December 31, 1997, approximately $280.0 million of such costs are to be expensed over the remaining lives of these facilities. The Company estimates its future cost requirements for closure and post-closure monitoring and maintenance for its solid waste facilities based on its interpretation of the technical standards of the United States Environmental Protection Agency's Subtitle D regulations. These estimates do not take into account discounts for the present value of such total estimated costs. The Company periodically reassesses such costs based on various methods and assumptions regarding landfill airspace and the technical requirements of the Environmental Protection Agency's Subtitle D regulations and adjusts such accruals accordingly.

     In the normal course of business, the Company is subject to ongoing environmental investigations by certain regulatory agencies, as well as other claims and disputes that could result in litigation. Environmental costs are accrued by the Company through a charge to income in the period such liabilities become probable and can be reasonably estimated. No material amounts were charged to expense during the years ended December 31, 1997, 1996 and 1995.

REVENUE RECOGNITION

     Revenue consists primarily of collection fees from commercial, industrial, residential and municipal customers and landfill disposal fees charged to third parties. Advance billings are recorded as deferred revenue and revenue is recognized over the period in which services are provided.

INCOME TAXES

     The Company is included in the consolidated federal income tax return of Parent. All tax amounts have been recorded as if the Company filed a separate federal tax return. The Company accounts for income taxes

                            REPUBLIC SERVICES, INC.

in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

     Certain businesses acquired and accounted for under the pooling of interests method of accounting were subchapter S corporations for income tax purposes. The subchapter S corporation status of these companies was terminated effective with the closing date of the acquisitions. For purposes of these Consolidated Financial Statements, federal and state income taxes have been recorded as if these companies had filed subchapter C corporation tax returns for the pre-acquisition periods, and the current income tax expense is reflected in shareholder's equity. Pre-acquisition income taxes related to pooled S corporations recorded in the consolidated financial statements were $0, $4.0 million and $12.6 million during the years ended December 31, 1997, 1996 and 1995, respectively.

NET INCOME PER SHARE

     Historical net income per share has not been presented because it would not be meaningful. The Company currently has 100 shares of common stock, par value $.01 per share outstanding, all of which are owned by Parent. Immediately prior to the proposed initial public offering (see Note 13), the Company will amend and restate its certificate of incorporation to authorize two classes of common stock consisting of Class A Common Stock and Class B Common Stock, which will be identical in all respects except that holders of Class A Common Stock will be entitled to one vote per share while holders of Class B Common Stock will be entitled to five votes per share. Prior to the closing of the proposed initial public offering, all outstanding shares of common stock of the Company held by Parent will be converted into shares of Class B Common Stock, which will constitute 100% of the outstanding shares of Class B Common Stock.

STATEMENTS OF CASH FLOWS

     The Company considers all highly liquid investments with purchased maturities of three months or less to be cash equivalents. The effect of non-cash transactions related to business combinations, as discussed in Note 3, Business Combinations, and other non-cash transactions are excluded from the accompanying Consolidated Statements of Cash Flows.

     The Company made interest payments on notes payable and long-term debt of approximately $25.1 million, $30.1 million and $14.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company made income tax payments of approximately $29.4 million, $31.7 million and $9.9 million for the years ended December 31, 1997, 1996 and 1995 respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, restricted cash, receivables, and accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying amounts of notes payable and long-term debt approximate fair value because interest rates generally are variable and, accordingly, approximate current market rates.

CONCENTRATION OF CREDIT RISK

     The Company provides services to commercial, industrial, municipal and residential customers in the United States. Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and markets in which services are provided as well as their dispersion across many geographic areas in the United States. The Company performs ongoing credit evaluations of its customers, but does not require collateral to support customer receivables. The Company establishes an allowance for

                            REPUBLIC SERVICES, INC.

doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

3. BUSINESS COMBINATIONS

     Parent has acquired various businesses operating in the solid waste services industry using cash and/or shares of its common stock ("Parent Common Stock"). These businesses were contributed by Parent to the Company subsequent to their acquisition. The Company has applied the same accounting method used by Parent in accounting for business combinations.

     Significant businesses acquired and accounted for under the pooling of interests method of accounting have been included retroactively in the Consolidated Financial Statements as if the companies had operated as one entity since inception. Businesses acquired and accounted for under the purchase method of accounting are included in the Consolidated Financial Statements from the date of acquisition. The value of the Parent Common Stock issued to effect business combinations accounted for under the purchase method of accounting is based on the average market price of Parent Common Stock over a five day period before and after the parties have reached agreement on the purchase price and the proposed transaction has been publicly announced, if applicable.

     During the three months ended March 31, 1998, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $101.7 million consisting of $50.7 million in cash and
2.6 million shares of Parent Common Stock valued at $51.0 million.

     During the year ended December 31, 1997, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $147.9 million consisting of $11.5 million in cash and
5.7 million shares of Parent Common Stock valued at $136.4 million. In addition, Parent issued an aggregate of 34.1 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 0.3 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     Details of the results of operations of the Company and significant businesses acquired in 1997 and accounted for under the pooling of interests method of accounting (the "Pooled Entities") for the periods before the pooling of interests combinations were consummated for the years ended December 31 are as follows:

                                                            1997        1996       1995
                                                          ---------   --------   --------
Revenue:
  The Company...........................................  $   992.3   $  611.3   $  457.7
  Pooled Entities.......................................      135.4      342.0      347.3
                                                          ---------   --------   --------
                                                          $ 1,127.7   $  953.3   $  805.0
                                                          =========   ========   ========
Income from continuing operations:
  The Company...........................................  $    98.6   $   39.4   $   30.8
  Pooled Entities.......................................       17.6       12.4       18.6
                                                          ---------   --------   --------
                                                          $   116.2   $   51.8   $   49.4
                                                          =========   ========   ========

     During the year ended December 31, 1996, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for

                            REPUBLIC SERVICES, INC.

under the purchase method of accounting was $87.6 million, consisting of $16.9 million in cash and 6.6 million shares of Parent Common Stock valued at $70.7 million. In addition, Parent issued an aggregate of 40.0 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting. Included in the shares of Parent Common Stock issued in acquisitions accounted for under the pooling of interests method of accounting are approximately 1.1 million shares issued for acquisitions that were not material individually or in the aggregate and, consequently, prior period financial statements were not restated for such acquisitions.

     During the year ended December 31, 1995, Parent acquired various solid waste services businesses which were contributed to the Company. The aggregate purchase price paid by Parent in transactions accounted for under the purchase method of accounting was $76.5 million consisting of $3.7 million in cash and
16.0 million shares of Parent Common Stock valued at $72.8 million. In addition, Parent issued an aggregate of approximately 30.9 million shares of Parent Common Stock in transactions accounted for under the pooling of interests method of accounting.

     The assets and liabilities contributed by Parent to the Company based upon the preliminary purchase price allocations for business combinations accounted for under the purchase method of accounting (including historical accounts of immaterial acquisitions accounted for under the pooling of interests method of accounting) were as follows:

                                                THREE MONTHS
                                                   ENDED
                                                 MARCH 31,       YEARS ENDED DECEMBER 31,
                                              ----------------   -------------------------
                                               1998      1997     1997      1996     1995
                                              -------   ------   -------   ------   ------
                                                (UNAUDITED)
Property and equipment......................  $  13.2   $ 12.2   $  36.8   $ 71.8   $ 24.8
Intangible assets...........................    109.7     56.2     149.2     74.0     83.4
Working capital deficit.....................     (8.0)    (6.4)    (18.0)   (20.3)    (4.2)
Long-term debt assumed......................    (13.8)   (11.6)    (26.8)   (27.1)   (18.5)
Other assets (liabilities)..................     (1.2)     2.9       4.5    (19.9)   (10.0)
Investment by Parent........................   (101.7)   (54.5)   (148.4)   (79.7)   (76.5)
                                              -------   ------   -------   ------   ------
Cash acquired...............................  $  (1.8)  $ (1.2)  $  (2.7)  $ (1.2)  $ (1.0)
                                              =======   ======   =======   ======   ======

     The Company's unaudited pro forma consolidated results of operations assuming acquisitions accounted for under the purchase method of accounting and immaterial acquisitions accounted for under the pooling of interests method of accounting had occurred at the beginning of the periods presented are as follows for the years ended December 31:

                                                              1997       1996      1995
                                                            --------   --------   ------
Revenue...................................................  $1,166.5   $1,060.0   $872.9
Income from continuing operations.........................     117.3       53.3     50.6

     The unaudited pro forma results of operations are presented for informational purposes only and may not necessarily reflect the future results of operations of the Company or what the results of operations would have been had the Company owned and operated these businesses as of the beginning of the periods presented.

                            REPUBLIC SERVICES, INC.

4. NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt are as follows:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Bonds payable under loan agreements with California
  Pollution Control Financing Authority; interest at
  prevailing market rates (5.0% and 4.75% at December 31,
  1997 and 1996, respectively)..............................  $  43.1    $  44.0
Other notes; secured by real property, equipment and other
  assets; interest rates ranging from 4% to 13%; maturing
  through 2009..............................................     32.0       98.7
                                                              -------    -------
                                                                 75.1      142.7
Less: current portion.......................................    (10.8)     (33.2)
                                                              -------    -------
                                                              $  64.3    $ 109.5
                                                              =======    =======

     At December 31, 1997, aggregate maturities of notes payable and long-term debt were as follows:

1998........................................................  $10.8
1999........................................................    9.2
2000........................................................    6.9
2001........................................................    4.5
2002........................................................    3.7
Thereafter..................................................   40.0
                                                              -----
                                                              $75.1
                                                              =====

     The loan agreements with California Pollution Control Financing Authority require the Company to maintain certain financial ratios and comply with certain financial covenants. At December 31, 1997, the Company was in compliance with the financial covenants under these agreements.

5. NOTES PAYABLE TO RESOURCES

     Notes payable to Resources represent borrowings under revolving credit facilities to fund the Company's operations and to repay debt assumed in acquisitions. Borrowings under these facilities bear interest at prime plus 50 basis points and are payable on demand. The average balances outstanding under these facilities for the years ended December 31, 1997, 1996 and 1995 were $220.5 million, $224.0 million and $34.5 million, respectively. Interest expense on notes payable to Resources was $4.8 million and $6.2 million for the three months ended March 31, 1998 and 1997 (unaudited), respectively, and $20.2 million, $18.8 million and $3.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

6. INCOME TAXES

     The components of the provision for income taxes related to continuing operations for the years ended December 31 are as follows:

                                                               1997    1996    1995
                                                              ------   -----   -----
Current:
  Federal...................................................  $ 20.9   $30.1   $16.3
  State.....................................................     8.5     4.7     2.6
Federal and state deferred..................................    36.5     2.4    12.7
Change in valuation allowance...............................      --     0.8      --
                                                              ------   -----   -----
Provision for income taxes..................................  $ 65.9   $38.0   $31.6
                                                              ======   =====   =====

                            REPUBLIC SERVICES, INC.

     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for continuing operations for the years ended December 31 is shown below:

                                                              1997    1996    1995
                                                              ----    ----    ----
Statutory federal income tax rate...........................  35.0%   35.0%   35.0%
Non-deductible expenses.....................................   1.5     2.6     0.9
State income taxes, net of federal benefit..................   2.0     3.6     2.7
Other, net..................................................  (2.3)    1.1     0.4
                                                              ----    ----    ----
Effective income tax rate...................................  36.2%   42.3%   39.0%
                                                              ====    ====    ====

     Components of the net deferred income tax liability in the accompanying Consolidated Balance Sheets at December 31 are as follows:

                                                               1997      1996
                                                              -------   -------
Deferred income tax liabilities:
  Book basis in property over tax basis.....................  $  64.9   $  34.5
Deferred income tax assets:
  Net operating losses......................................     (4.0)    (16.8)
  Accruals not currently deductible.........................    (23.0)     (9.2)
Valuation allowance.........................................      9.6       4.2
                                                              -------   -------
Net deferred income tax liability...........................  $  47.5   $  12.7
                                                              =======   =======

     At December 31, 1997, the Company had available domestic net operating loss carryforwards of approximately $11.4 million which expire in the year 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance to offset a portion of the deferred tax assets due to uncertainty surrounding the future realization of such deferred tax assets. The Company adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized.

7. INVESTMENT BY PARENT

     The changes in the investment by Parent are as follows:

                                                     THREE MONTHS ENDED   YEARS ENDED DECEMBER 31,
                                                     ------------------   ------------------------
                                                       MARCH 31, 1998      1997     1996     1995
                                                     ------------------   ------   ------   ------
                                                        (UNAUDITED)
Balance at beginning of period.....................        $750.8         $494.5   $372.2   $272.4
Net income.........................................          34.8          116.2     51.8     24.6
Business acquisitions contributed by Parent........         101.7          148.4     79.7     76.5
Capital transactions by former owners of pooled
  companies........................................            --           11.7     (8.8)    12.2
Investment in Resources............................            --          (17.4)      --    (14.7)
Other..............................................            --           (2.6)    (0.4)     1.2
                                                           ------         ------   ------   ------
Balance at end of period...........................        $887.3         $750.8   $494.5   $372.2
                                                           ======         ======   ======   ======

8. STOCK OPTIONS

     The Parent has various stock option plans under which shares of Parent Common Stock may be granted to key employees of the Company. Options granted under the plans are non-qualified and are granted at a price equal to the fair market value of the Parent Common Stock at the date of grant. Generally, options granted will have a term of ten years from the date of grant, and will vest in increments of 25% per year over a four year period on the yearly anniversary of the grant date. As of December 31, 1997, approximately 6.1 million options held by employees of the Company were outstanding, 1.5 million of which were exercisable.

                            REPUBLIC SERVICES, INC.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for stock option grants under the Parent's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income would have decreased accordingly. Using the Black-Scholes option pricing model for all options granted after December 31, 1994, the Company's pro forma net income and pro forma weighted average fair value of options granted, with related assumptions, are as follows for the years ended December 31:

                                                    1997       1996       1995
                                                  --------   --------   --------
Pro forma net income............................  $  108.3   $   47.6   $   23.9
Pro forma weighted average fair value of options
  granted.......................................     13.60       7.34       5.19
Risk free interest rates........................      5.74%      5.98%      5.98%
Expected lives..................................   5 years    5 years    5 years
Expected volatility.............................        40%        40%        40%

     The Company currently intends to adopt a 1998 Stock Incentive Plan ("Stock Incentive Plan") prior to the closing of the proposed initial public offering (see Note 13, Subsequent Events) to provide for the grant of options to purchase shares of Class A Common Stock to eligible individuals. The Company intends to reserve 20.0 million shares of Class A Common Stock for issuance pursuant to options granted under the Stock Incentive Plan.

     Following the Distribution (as defined in Note 13, Subsequent Events) the Company intends to issue substitute options under the Company's Stock Incentive Plan (collectively "Substitute Options") in substitution for grants under Parent's stock option plans as of the date of the Distribution (collectively, "Parent Stock Options") held by individuals employed by the Company as of the date of the Distribution (the "Company Employees"). Such Substitute Options will provide for the purchase of a number of shares of Class A Common Stock determined based on a ratio of average trading prices of Parent Common Stock and Class A Common Stock immediately prior to the Distribution. It is not possible to specify how many shares of Class A Common Stock will be subject to Substitute Options. It is expected that some Parent Stock Options consisting of stock options held by the Company Employees will be exercised and that some will be forfeited, and that additional Parent Stock Options could be granted prior to the date of the Distribution. In addition, the remaining balance of unexercised Parent Stock Options will be converted into Substitute Options by reference to the ratio described above, which will not be known until the time of the Distribution.

9. COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

     The Company is a party to various general legal proceedings which have arisen in the ordinary course of business. While the results of these matters cannot be predicted with certainty, the Company believes that losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position. However, unfavorable resolution could affect the consolidated results of operations or cash flows for the quarterly periods in which they are resolved.

LEASE COMMITMENTS

     The Company and its subsidiaries lease real property, equipment and software under various operating leases with terms from one to twenty-five years.

                            REPUBLIC SERVICES, INC.

     Future minimum lease obligations under noncancelable real property, equipment and software leases with initial terms in excess of one year at December 31, 1997 are as follows:

Year Ending December 31:
1998........................................................  $3.0
1999........................................................   1.9
2000........................................................   1.2
2001........................................................   0.8
2002........................................................   0.3
Thereafter..................................................   1.0
                                                              ----
                                                              $8.2
                                                              ====

OTHER MATTERS

     In the normal course of business, the Company is required to post performance bonds, letters of credit, and/or cash deposits as a financial guarantee of the Company's performance. To date, the Company has satisfied financial responsibility requirements for regulatory agencies by making cash deposits, obtaining bank letters of credit or by obtaining surety bonds. At December 31, 1997, letters of credit and surety bonds totaling $194.3 million expire through 2007.

     The Company's business activities are conducted in the context of a developing and changing statutory and regulatory framework. Governmental regulation of the waste management industry requires the Company to obtain and retain numerous governmental permits to conduct various aspects of its operations. These permits are subject to revocation, modification or denial. The costs and other capital expenditures which may be required to obtain or retain the applicable permits or comply with applicable regulations could be significant.

     As a condition to Parent effecting the Distribution (as defined in Note 13, Subsequent Events), the Company has agreed to indemnify Parent for any tax liability suffered by Parent arising out of actions of the Company after the Distribution that would cause the Distribution to lose its qualification as a tax-free distribution for federal income tax purposes.

10. RESTRUCTURING AND OTHER CHARGES

     During the year ended December 31, 1996, the Company recorded restructuring and other charges of approximately $8.8 million. These costs included $5.3 million to close certain landfill operations, $1.0 million of asset write-offs and $2.5 million of merger expenses associated with certain business combinations accounted for under the pooling of interests method of accounting. During the year ended December 31, 1995, the Company recorded restructuring charges of approximately $3.3 million which primarily related to severance for two former officers of a subsidiary. There are no remaining liabilities associated with the 1996 and 1995 restructuring and other charges as of December 31, 1997.

11. DISCONTINUED OPERATIONS

     During the year ended December 31, 1995, the Company disposed of its mining and citrus operations resulting in a loss from discontinued operations of approximately $24.8 million, net of income taxes. Included in the 1995 loss from discontinued operations is a $30.5 million loss on disposal of the Company's mining and citrus operations, net of income tax benefits of $10.0 million. Revenue from the mining and citrus operations was $105.1 million in 1995 for the period prior to disposition. The mining and citrus businesses were former subsidiaries of a solid waste business acquired by Parent in 1996 and accounted for under the pooling of

                            REPUBLIC SERVICES, INC.

interests method of accounting. Operating results for the period prior to disposition have been classified as discontinued operations in the accompanying Consolidated Financial Statements.

12. RELATED PARTY TRANSACTIONS

     Due to affiliate includes allocations of various expenses from Parent including general and administrative expenses, risk management premiums and losses, income taxes and other costs. Such liabilities are non-interest bearing and have no specified repayment terms. The following is an analysis of activity in the due to affiliate account for the years ended December 31:

                                                               1997     1996    1995
                                                              ------   ------   -----
Balance at beginning of period..............................  $ 49.3   $ 86.3   $ 8.6
Parent overhead allocations.................................    10.2      8.4     4.3
Insurance allocations.......................................    15.9     10.2     2.3
Self-insurance reserve allocations..........................    (7.3)    (4.8)   (0.5)
Intercompany purchases......................................    13.8     12.0    27.5
Income taxes................................................    28.7     23.4     1.4
Cash transfers..............................................    (2.8)   (86.2)   42.7
                                                              ------   ------   -----
Balance at end of period....................................  $107.8   $ 49.3   $86.3
                                                              ======   ======   =====

     Parent's corporate general and administrative costs not specifically attributable to its operating subsidiaries have been allocated to the Company based upon the ratio of the Company's invested capital to Parent's consolidated invested capital. Such allocations are included in the Company's selling, general and administrative costs and were approximately $3.8 million and $2.1 million for the three months ended March 31, 1998 and 1997 (unaudited), respectively, and $10.2 million, $8.4 million and $4.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. These amounts approximate management's estimate of Parent's corporate general and administrative costs required to support the Company's operations. Management believes that the amounts allocated to the Company are reasonable and are no less favorable to the Company than the expenses the Company would incur to obtain such services on its own or from unaffiliated third parties.

     The Company participates in Parent's combined risk management programs for property, casualty and general liability insurance. The Company was charged for annual premiums and reported losses of $15.9 million, $10.2 million and $2.3 million during the years ended December 31, 1997, 1996 and 1995, respectively. The Company's liability for unpaid and incurred but not reported claims under the Parent's combined risk management programs was estimated to be approximately $12.6 million and $5.3 million at December 31, 1997 and 1996, respectively, and is included in other current liabilities in the accompanying Consolidated Balance Sheets.

13. SUBSEQUENT EVENTS

     In April 1998, the Company declared a $2.0 billion dividend to Parent that it paid in the form of a series of one-year notes payable bearing interest at a rate of LIBOR plus 30 basis points (the "Company Notes").

     In May 1998, the Company filed a registration statement with the Securities and Exchange Commission for the initial public offering of its Class A Common Stock (the "Initial Public Offering"). The proceeds from the proposed Initial Public Offering will be used to pay a portion of amounts due to Parent under the Company Notes. Following the proposed Initial Public Offering, Parent will own at least 80% of the combined voting power of Class A Common Stock and Class B Common Stock.

     In May 1998, Parent announced its intention to separate the solid waste services businesses and operations that comprise the Company, and the associated assets and liabilities of such businesses and

                            REPUBLIC SERVICES, INC.

operations (the "Separation"). Parent also announced its intention to distribute its remaining interest in the Company to Parent's shareholders in 1999, subject to certain conditions and consents (the "Distribution"). The Company and Parent have entered into or will, on or prior to the consummation of the Initial Public Offering, enter into certain agreements providing for the Separation and governing various interim and ongoing relationships between the companies, including an agreement between the Company and Parent providing for the purchase by the Company of certain services from Parent. The Distribution is contingent, in part, on Parent obtaining a private letter ruling from the Internal Revenue Service to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, in form and substance satisfactory to Parent.

     Reference is made to the discussion under "Certain Transactions" in the registration statement referred to above for description of agreements related to sharing of contingent liabilities, tax allocation and indemnification matters, employee benefit arrangements and stock option grants arising out of the Separation and Distribution.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The results of operations for the third and fourth quarters of 1996 included restructuring and other charges of approximately $7.6 million and $1.2 million, respectively, as described in Note 10, Restructuring and Other Charges.

     The following is an analysis of certain items in the Consolidated Statements of Operations by quarter for 1997 and 1996.

                                                              FIRST    SECOND     THIRD    FOURTH
                                                             QUARTER   QUARTER   QUARTER   QUARTER
                                                             -------   -------   -------   -------
Revenue..............................................  1997  $263.2    $283.7    $287.6    $293.2
                                                       1996   220.6     235.9     251.7     245.1
Operating income.....................................  1997  $ 41.0    $ 47.1    $ 56.3    $ 56.9
                                                       1996    27.8      33.8      17.3      26.7
Net income...........................................  1997  $ 23.2    $ 25.9    $ 32.5    $ 34.6
                                                       1996    16.2      16.1       5.4      14.1

     (Photo of fleet of solid waste collection vehicles)

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................   11
Background of the Offerings...........   18
Use of Proceeds.......................   20
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Financial Data...............   24
Unaudited Condensed Consolidated Pro
  Forma Financial Statements..........   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   30
Business..............................   38
Management............................   50
Certain Transactions..................   56
Principal Stockholder.................   63
Description of Capital Stock..........   64
Shares Eligible for Future Sale.......   68
Certain United States Federal Tax
  Consequences For Non-United States
  Holders.............................   70
Underwriting..........................   73
Legal Matters.........................   76
Experts...............................   76
Available Information.................   76
Index to Financial Statements.........  F-1

     UNTIL JULY 25, 1998 (25 DAYS AFTER THE
DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON
STOCK, WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER A
PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN
ADDITION TO THE OBLIGATION OF DEALERS TO
DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                               55,000,000 SHARES

                         REPUBLIC SERVICES, INC. (LOGO)
                              CLASS A COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                            DEUTSCHE BANK SECURITIES

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                                 JUNE 30, 1998

======================================================